     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         ------------------------------

                          LONE STAR TECHNOLOGIES, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                   75-2085454
 (State or other jurisdiction      (I.R.S. Employer
              of                 Identification No.)
incorporation or organization)

                                                                                    RHYS J. BEST
                                                                               CHAIRMAN OF THE BOARD,
           15660 NORTH DALLAS PARKWAY, SUITE 500                        CHIEF EXECUTIVE OFFICER AND PRESIDENT
                    DALLAS, TEXAS 75248                                     LONE STAR TECHNOLOGIES, INC.
                      P.O. BOX 803546                                  15660 NORTH DALLAS PARKWAY, SUITE 500
                    DALLAS, TEXAS 75380                                          DALLAS, TEXAS 75248
                       (972) 770-6401                                              P.O. BOX 803546
                                                                                 DALLAS, TEXAS 75380
                                                                                   (972) 770-6401
    (Address, including zip code, and telephone number,       (Name, address, including zip code, and telephone number,
                         including                                   including area code, of agent for service)
  area code, of registrant's principal executive offices)

                         ------------------------------

                                   COPIES TO:

              DAVID E. MORRISON                                     BRYAN E. BISHOP
                JANE E. RAST                                       KENNETH L. BETTS
          THOMPSON & KNIGHT L.L.P.                                 JOHN B. MCKNIGHT
      1700 PACIFIC AVENUE, SUITE 3300                          LOCKE LIDDELL & SAPP LLP
             DALLAS, TEXAS 75201                             2200 ROSS AVENUE, SUITE 2200
           (214) 969-1700 (PHONE)                                 DALLAS, TEXAS 75201
            (214) 969-1751 (FAX)                                (214) 740-8000 (PHONE)
                                                                 (214) 740-8800 (FAX)

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF               AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
     SECURITIES TO BE REGISTERED         BE REGISTERED(1)       PER SHARE(2)       OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $1.00
  par value per share.................   4,312,500 shares          $44.625           $192,445,313            $50,806

(1) Includes shares that the Underwriters have the option to purchase to cover any over-allotments.

(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, based on the average of the high and low sale prices of the Common Stock on the New York Stock Exchange Composite Tape on July 6, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 11, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                3,750,000 SHARES

                          LONE STAR TECHNOLOGIES, INC.

                                  COMMON STOCK

                                ----------------

We are offering 3,000,000 shares of common stock and the selling stockholder is offering 750,000 shares of common stock in this public offering. Proceeds from the sale of the shares by the selling stockholder will be paid directly to the selling stockholder.

Our common stock trades on the New York Stock Exchange under the symbol "LSS." On July 10, 2000, the last reported sales price of our common stock on the New York Stock Exchange was $44 11/16 per share.

We manufacture casing, tubing and line pipe used in the oil and gas industry, finned tubes primarily used in power technology markets and other specialty tubing and tubular products and flat rolled steel used in various industrial applications.

See "Risk Factors" beginning on page 7 to read about some of the risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                                Per Share          Total
                                                              --------------   --------------
Public offering price.......................................     $                $
Underwriting discounts and commissions......................     $                $
Proceeds, before expenses, to us............................     $                $
Proceeds, before expenses, to the selling stockholder.......     $                $

                            ------------------------

The underwriters may also purchase up to an aggregate of 562,500 additional shares of our common stock in equal amounts from us and the selling stockholder at the public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The
underwriters expect to deliver the shares to purchasers on             , 2000.

                            ------------------------

BEAR, STEARNS & CO. INC.

       BANC OF AMERICA SECURITIES LLC

              DAIN RAUSCHER WESSELS

                     THE ROBINSON-HUMPHREY COMPANY

                 The date of this prospectus is July   , 2000.

DESCRIPTION OF INSIDE FRONT COVER GRAPHIC:

    The inside front cover is divided equally into two columns. The left column has a white background which contains standard text that reads, "Lone Star Technologies, Inc. is: -- The leading domestic manufacturer of premium welded steel tubular products used in the completion of and production from oil and natural gas wells. -- A major manufacturer of line pipe, used in pipelines for gathering and transmission of oil and gas onshore and offshore. -- One of the world's largest manufacturers of precision specialty tubing products used in power technology and services, automotive, construction, agricultural and industrial applications. Below this text coming across the page and both columns from left to right is a stylized picture depicting the full body normalization process used by Lone Star Steel and Bellville. The italicized text located directly below this picture reads, "Our product innovations have revolutionized the oil and gas drilling industry. We pioneered the full-body normalizing process. This, along with other specialized heat-treating technologies, prepares our tubulars for use in critical applications, such as deep offshore gas wells."

    The right column contains pictures of Lone Star's various tubular products and has a black background. All of the tubulars come across the column from right to left. Starting from the top of the column, the first graphic consists of two tubulars. One is threaded casing and the other is line pipe. The second graphic is a picture of a single Bellville production tube. The third graphic is a picture of a single finned tubular. The final graphic is a cluster of seven precision mechanical tubulars.

DESCRIPTION OF FOLD-OUT GRAPHICS:

    The fold-out graphics consist of two pages. The first page consists of three graphics. Starting from the top of the page, the first graphic depicts on-land drilling activity, shallow well drilling activity, and deep offshore well drilling activity.

    The second picture, located on the left side of the page, shows a cluster of three tubulars: one casing tube, one piece of line pipe and one production tube. The standard text located directly below this picture reads, "Whether our customers are drilling a shallow oil well or a deep offshore gas well, or transporting oil and gas in pipelines to storage facilities or refineries, we provide all the tubular products needed. We have America's largest size and chemistry range of electric resistance welded high-quality prime oilfield tubular products."

    The last picture, located at the bottom of the page, depicts an oil and gas pipeline running along the bottom of the ocean.

    The second page is entitled "Specialty Tubing Products." The top half of the page contains a cluster of a small picture and a large picture. The small picture depicts part of a finned tubular. Directly below this picture is a large picture of a combined cycle power generation plant. The standard text located directly below the large picture reads, "Finned Tubing. We are the leader in the design and production of finned tubes, which are used in a variety of heat recovery applications. Our heat recovery steam generation products are the standard bearer for the industry. Our customers include suppliers of heat recovery boiler components used in combined cycle electric power generation plants, considered the new standard in electric power generation. The recently announced next-generation gas-fired combined cycle power generating systems will further accelerate the use of this technology around the world."

    The bottom half of the page also contains a cluster of a small picture and a large picture. The small picture consists of a grouping of nineteen precision mechanical tubulars. The large picture depicts an excavator, which uses precision mechanical tubulars in its hydraulic cylinders, digging a hole in a section of earth. The standard text located directly below this graphic reads, "Precision Mechanical Tubing. Our precision mechanical tubing is used to manufacture hydraulic cylinders for construction and farm equipment and in the automotive industry for stabilizers, transmission components and gear parts. Other uses of our tubing include machine parts, bearing races, printing press rollers, heavy-lift crane boom chords, drill rods in the mining industry, tilt-tubes for outboard motors, dampening systems for rail-car connections, heavy-duty axles for semi-trailers, tank tracks, motor housings, communications towers and many other products."

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About This Prospectus.......................................      i
Prospectus Summary..........................................      1
Risk Factors................................................      7
Cautionary Statement Concerning Forward-Looking
  Statements................................................     14
Use of Proceeds.............................................     15
Price Range of Common Stock.................................     16
Dividend Policy.............................................     16
Capitalization..............................................     17
Selected Consolidated Financial Data........................     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Our Business................................................     28
Management..................................................     38
Principal and Selling Stockholders..........................     40
Description of Capital Stock................................     41
Underwriting................................................     44
Legal Matters...............................................     46
Experts.....................................................     46
Where You Can Find More Information.........................     46
Index to Financial Statements...............................    F-1

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. This prospectus provides you with a general description of the securities being offered. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information" on page 46.

    The terms "Lone Star," "we," "our" and "us" refer to Lone Star
Technologies, Inc. and its consolidated subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. The address of our principal executive offices is 15660 North Dallas Parkway, Suite 500, Dallas, Texas 75248, and our telephone number is (972) 770-6401. Our mailing address is P.O. Box 803546, Dallas, Texas 75380. Our website is located at www.lonestartech.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus.

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS THE KEY INFORMATION CONTAINED IN THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION TITLED "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND THE NOTES RELATING TO THOSE STATEMENTS.

OUR COMPANY

    We are the leading domestic manufacturer of premium welded "oil country tubular goods," which are steel tubular products used in the completion and production of oil and natural gas wells. We are also a major manufacturer of line pipe, which is used in the gathering and transmission of oil and natural gas. In addition, we are a leading manufacturer of specialty tubing products used in power technology, automotive, construction, agricultural and industrial applications. In January 2000, we acquired the assets of Fintube Limited Partnership, the largest specialty tubing manufacturer of heat recovery finned tubulars, which are used in various power technology applications, including in the construction of gas-fired, combined cycle power generation plants. Also, on April 1, 2000 we completed an acquisition of the assets of Bellville Tube Corporation, a manufacturer of casing, tubing and line pipe for the oil and gas industry.

OILFIELD PRODUCTS

    We manufacture premium welded oil country tubular goods, including a wide range of casing and production tubing. Casing acts as a structural retainer wall in oil and natural gas wellbores, and production tubing transmits hydrocarbons to the surface. We offer casing and tubing products with the widest variety of diameters, grades and wall thicknesses in the United States. This variety provides us with a distinct competitive advantage as a single source supplier of a complete range of oilfield casing and production tubing. We also manufacture line pipe, which is used in gathering and transmitting hydrocarbons from the wellhead to larger transmission pipelines. As a result of our broad product range and unique heat treating capabilities, we are able to service nearly all typical drilling applications for oil and natural gas wells. Our oilfield product operations are conducted primarily through our Lone Star Steel subsidiary, which has been producing oilfield products for over 45 years.

    Historically, our oilfield products have accounted for over 60% of our total revenues. Demand for our oilfield products depends primarily upon the number of oil and natural gas wells being drilled, completed and re-worked and the depth and drilling conditions of these wells. The level of these activities depends primarily on natural gas and oil prices and industry expectations as to future prices. During a downturn in oil and gas drilling activity in the first half of 1999, the active rig count in the United States reached a 50 year low of 488 rigs in April 1999. As a result of stronger natural gas and oil prices, which have encouraged greater spending by oil and gas companies, the domestic active rig count increased to an average of 878 rigs during June 2000, an increase of 80% from the April 1999 low point. The increased drilling activity has dramatically improved the demand for our oilfield products, with our first quarter 2000 shipments of 125,400 tons more than doubling first quarter 1999 shipments. In addition, more of the wells drilled in recent years are deeper than in the past, increasing the required performance characteristics and quantity of casing and tubing needed for well completion and, accordingly, the demand for our premium, high-strength products.

    Our premium product line includes tubulars manufactured with the electric resistance welded, full-body normalized process and other heat treating techniques that we pioneered. This technology gives our tubes better performance characteristics than seam-annealed casing and tubing. Our process strengthens the entire tube and allows our premium products to compete successfully with seamless oil country tubular goods for critical applications such as deep natural gas wells and offshore wells. We believe that the seamless manufacturing process involves higher capital and production costs than our welded process and that seamless products are generally priced higher than comparable welded products. Typically, greater than 40% to 50% of our oil country tubular goods tonnage consists of premium, high-strength tubular products.

    We have expanded our oilfield product offering through commercial alliances with several mills. These exclusive arrangements enable us to outsource production of specific products, allowing us to offer a wider variety of oilfield products, including seam-annealed tubular products used for shallow wells, without a substantial capital investment. These alliances allow us to concentrate our capital expenditures and manufacturing expertise on our premium products, while offering our customers a complete size range of casing, tubing and line pipe products for the oil and gas industry. Including our alliance arrangements, we have approximately 25% of the domestic production capacity for casing and tubing products and approximately 10% of the line pipe production capacity during typical markets.

    On April 1, 2000, we completed the purchase of the assets of Bellville Tube Corporation, a manufacturer of electric resistance welded, full-body normalized casing, tubing and line pipe for the oil and gas industry, for approximately $14.5 million. We believe our acquisition of Bellville, a former alliance mill which is a leading manufacturer of prime production tubing, will enable us to better utilize our existing facilities to manufacture premium, high-strength large diameter casing. In addition, the Bellville acquisition will increase our production flexibility for precision mechanical tubulars and tubes for use in our Fintube business.

    We are committed to technologically innovative product development. We collaborate with oilfield customers and industry groups to develop new grades of oil country tubular goods as well as new products, such as expandable casing. Our expandable casing product was developed for a joint venture between Shell Oil Company and Halliburton Company and was first successfully installed in late 1999 in the Gulf of Mexico. We are currently the only supplier of this product. Our technical knowledge and high-performance casing products are being applied in an innovative method for drilling wells using casing instead of drill pipe. The first commercial well using casing drilling was completed in August 1999. We also have used our expertise to develop high-strength, thick wall line pipe for offshore applications and have developed ultrasonic testing methods which ensure the quality of our tubular products.

SPECIALTY TUBING PRODUCTS

    We manufacture both finned tubulars and precision mechanical tubulars. Our custom-made specialty tubing products are sold to power technology markets for heat recovery applications and to automotive, fluid power and other markets for various mechanical applications.

    FINNED TUBULARS. On January 3, 2000, we purchased the assets of Fintube Limited Partnership, a privately held North American manufacturer of custom-engineered finned tubes used in a variety of heat recovery applications. Fintube is the leader in the design and production of finned tubes for heat recovery steam generation and has a majority of the domestic manufacturing capacity for these tubes. Heat recovery steam generation tube systems are used in gas-fired, combined cycle power generating plants. Finned tubes raise the efficiency of electric plants by more than 30% by converting exhaust heat into steam to generate additional electricity. The Energy Information Administration expects the amount of new combined cycle generating capacity additions to increase by 540% between 2001 and 2005, and for these additions to represent 55% of the projected 110 gigawatts of all new power generating capacity additions during that period. Accordingly, we expect the heat recovery steam generation market to grow rapidly over the next several years if, as expected, construction of combined cycle power generating plants accelerates. Our heat recovery products also serve the petrochemical and food processing industries. We also design and manufacture enhanced surface tubing and other products such as economizers and boiler tubes.

    PRECISION MECHANICAL TUBULARS. Our precision mechanical tubular product line includes a wide array of high-quality, custom-made steel tubular products with precise dimensional control and special metallurgical properties. Our precision mechanical tubular products are used for many industrial applications, including the manufacture of hydraulic cylinders for construction and farm equipment; automotive applications, such as stabilizers and intrusion tubes; and other uses, including machine parts, bearing races, down-hole pump barrels, heavy-lift crane boom chords, drill rods and liner hangers.

    We have the second largest production capacity in the world for precision mechanical tubulars using the Drawn Over Mandrel manufacturing process. This process allows us to achieve higher critical tolerances and dimensional control than other processes.

FLAT ROLLED STEEL AND OTHER PRODUCTS

    We also manufacture and market flat rolled steel, which is primarily used in the manufacture of our oil country tubular goods, and other miscellaneous tubular products. Our participation in the flat rolled steel market allows us to maintain flexibility in the procurement of steel required to manufacture our tubular products.

RECENT CAPITAL IMPROVEMENTS AND STEEL SOURCING FLEXIBILITY

    We believe we are one of the lowest cost producers of premium, high-strength tubulars. Since 1995, we have invested over $100 million in a capital improvements program focused on technology enhancements and various manufacturing upgrades. We believe this program will lower costs by improving productivity and increasing our steel sourcing flexibility. As a result of our steel sourcing flexibility, which allows us to use steel slabs, coils or scrap to manufacture our tubular products, we can access the source of steel that provides us with the lowest cost of steel supply. Our capital improvement program also substantially increased our precision mechanical tubular capacity. We plan to increase our Fintube manufacturing capacity over the next two years.

OUR STRATEGY

    Our goal is to be the leading provider of both oilfield tubular products and specialty tubing products and to increase our market presence in order to benefit from favorable market conditions. The key elements of our strategy to achieve commercial leadership and operational excellence are:

    - Achieving increased production, greater productivity and penetration into new markets through capital investment and commercial alliance expansion;

    - Continuing to develop and market new product applications and technology; and

    - Growing through strategic acquisitions.

OUR EXECUTIVE OFFICES

    Our principal executive offices are located at 15660 North Dallas Parkway, Suite 500, Dallas, Texas 75248. Our mailing address is P.O. Box 803546, Dallas, Texas 75380, and our phone number is (972) 770-6401.

                                  THE OFFERING

Common Stock offered by:
  Us.................................................    3,000,000 shares (1)
  The selling stockholder............................    750,000 shares (2)

Total shares outstanding after this offering.........    26,561,610 shares (1) (2) (3)

Use of proceeds......................................    We intend to use the net proceeds from this
                                                           offering to repay a substantial portion of
                                                           our indebtedness, including our indebtedness
                                                           relating to our recent acquisitions; to fund
                                                           capital expenditures and for general
                                                           corporate purposes.

New York Stock Exchange trading symbol...............    LSS

------------------------

(1) Excludes 30-day option granted by Lone Star to the underwriters to purchase up to 281,250 additional shares of common stock to cover over-allotments, if any.

(2) Excludes 30-day option granted by the selling stockholder to the underwriters to purchase up to 281,250 additional shares of common stock to cover over-allotments, if any.

(3) Excludes, as of June 30, 2000, 1,744,875 shares issuable upon exercise of options outstanding under our stock option plan, 628,650 shares reserved for issuance upon the exercise of options that may be granted in the future under our stock option plan and 200,000 shares reserved for issuance under our employee stock purchase plan.

                                  RISK FACTORS

    For a description of some of the risks you should consider before buying shares of our common stock, see "Risk Factors" beginning on page 7.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following tables give a summary of our historical and pro forma consolidated financial information. The pro forma 1999 column included in Income Data and Other Data reflects adjustments made to our historical numbers for the year ended December 31, 1999 to give effect to our Fintube and Bellville acquisitions as if the acquisitions had occurred on January 1, 1999. The first quarter 2000 pro forma column included in Income Data, Other Data and Balance Sheet Data reflects adjustments made to our historical numbers for the three months ended March 31, 2000 to give effect to our Bellville acquisition as if the acquisition had occurred on January 1, 2000 for Income Data and Other Data and at March 31, 2000 for Balance Sheet Data. The pro forma as adjusted column included in the Balance Sheet Data reflects adjustments made to our pro forma numbers to give effect to this offering and the application of the net proceeds to Lone Star as described under "Use of Proceeds," assuming a public offering price of $44 5/8 and no exercise of the underwriters' over-allotment option.

                                                                                                         PRO FORMA
                                            YEAR ENDED DECEMBER 31,                 FOR THE THREE         FOR THE
                                  --------------------------------------------      MONTHS ENDED        THREE MONTHS
                                                                                      MARCH 31,            ENDED
                                                                    PRO FORMA    -------------------     MARCH 31,
                                    1997       1998     1999(1)    1999(1)(2)      1999     2000(1)       2000(3)
                                  --------   --------   --------   -----------   --------   --------   --------------
                                                                   (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME DATA:
Revenues:
  Oilfield products.............  $  454.1   $  255.6   $  185.1    $  186.8     $   30.0   $   81.5       $ 81.7
  Specialty tubing products.....     129.0      123.2      120.5       199.0         26.7       56.7         56.7
  Flat rolled steel and other
    products....................      71.2       53.6       47.8        50.0          7.0       15.7         15.7
                                  --------   --------   --------    --------     --------   --------       ------
    Total revenues..............     654.3      432.4      353.4       435.8         63.7      153.9        154.1
Cost of goods sold..............    (590.1)    (428.0)    (340.6)     (393.1)       (65.9)    (136.0)      (134.9)
                                  --------   --------   --------    --------     --------   --------       ------
Gross profit....................      64.2        4.4       12.8        42.7         (2.2)      17.9         19.2
Special charges(4)..............        --      (14.5)        --          --           --         --           --
Selling, general and
  administrative expenses.......     (19.6)     (20.0)     (15.5)      (30.6)        (3.8)      (8.1)        (8.8)
                                  --------   --------   --------    --------     --------   --------       ------
Operating income (loss).........      44.6      (30.1)      (2.7)       12.1         (6.0)       9.8         10.4
Net income (loss) from
  continuing operations.........      40.4      (32.3)      (5.5)        4.6         (6.6)       7.1          7.5
Net income (loss) (5)(6)........  $   53.7   $  (24.9)  $   (5.5)   $    4.6     $   (6.6)  $    7.1       $  7.5
                                  ========   ========   ========    ========     ========   ========       ======
Basic earnings (loss) per
  share.........................  $   2.50   $  (1.10)  $  (0.24)   $   0.20     $  (0.29)  $   0.30       $ 0.32
                                  ========   ========   ========    ========     ========   ========       ======
Diluted earnings (loss) per
  share.........................  $   2.44   $  (1.10)  $  (0.24)   $   0.20     $  (0.29)  $   0.29       $ 0.31
                                  ========   ========   ========    ========     ========   ========       ======
Weighted average common shares
  outstanding--
  basic.........................      21.5       22.5       22.5        23.3         22.5       23.4         23.4
  diluted.......................      22.1       22.5       22.5        23.6         22.5       24.0         24.0
OTHER DATA:
Net cash provided by (used in)
  operating activities..........  $   25.9   $    8.6   $   28.1    $   50.0     $    9.9   $  (10.7)      $(11.9)
Net cash provided by (used in)
  investing activities..........      (7.7)      (4.3)     (11.7)      (15.7)         2.6      (90.8)        (9.1)
Net cash provided by (used in)
  financing activities..........     (31.3)       2.4      (15.1)      (33.2)        10.3       86.4         15.3
EBITDA(7).......................      58.9      (14.3)      14.0        34.2         (1.8)      14.9         15.8
Depreciation....................      13.3       14.8       15.7        18.8          3.9        4.3          4.5
Amortization....................       1.0        1.0        1.0         3.3          0.3        0.8          0.9
Capital expenditures............      34.7       17.6        7.2        11.2          1.4        4.0          4.0

                                                                                         THREE MONTHS
                                                                                        ENDED MARCH 31,
                                                                                      -------------------
                                                       1997       1998       1999       1999       2000
                                                     --------   --------   --------   --------   --------
                                                                     (SHIPMENTS IN TONS)
OPERATING DATA:
Oilfield products..................................  632,600    372,500    336,100     55,900    125,400
Speciality tubing products.........................  119,800    111,900    116,700     24,500     50,300
Flat rolled steel and other products...............  194,100    144,700    144,600     23,300     42,200
                                                     -------    -------    -------    -------    -------
Total tons shipped.................................  946,500    629,100    597,400    107,700    217,900
                                                     =======    =======    =======    =======    =======

                                                                        AS OF MARCH 31, 2000
                                                          ------------------------------------------------
                                                                                              PRO FORMA
                                                          HISTORICAL(1)   PRO FORMA(1)(3)   AS ADJUSTED(8)
                                                          -------------   ---------------   --------------
                                                                            (UNAUDITED)      (UNAUDITED)
                                                                           (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................     $  7.1            $  7.1           $  7.1
Short-term investments..................................        1.3               1.3              1.3
Net working capital.....................................      105.9             106.1            138.4
Marketable securities...................................       20.4              20.4             20.4
Total assets............................................      487.6             487.8            487.8
Long-term debt..........................................      107.3             107.3             20.9
Total debt..............................................      115.3             115.3             20.9
Shareholders' equity....................................      224.1             224.1            350.8

--------------------------

(1) Lone Star's historical December 31, 1999 and March 31, 2000 financial statements were restated to reflect the utilization of an $800,000 reserve previously set aside for an inventory purchase commitment.

(2) The pro forma amounts reflect adjustments made to our historical 1999 numbers to give effect to our Fintube and/or Bellville acquisitions. See our Unaudited Pro Forma Consolidated Financial Statements included in this prospectus and incorporated by reference into this prospectus from our Current Reports on Form 8-K, as amended, filed on June 1, 2000 and June 14, 2000.

(3) The pro forma amounts reflect adjustments to our first quarter 2000 numbers to give effect to our Bellville acquisition. See our Unaudited Pro Forma Consolidated Financial Statements incorporated by reference into this prospectus from our Current Report on Form 8-K filed on June 14, 2000.

(4) In response to 1998 market conditions, our Lone Star Steel subsidiary restructured and downsized its operations. As a result, special charges of $14.5 million were recognized in operating income (loss) to write down property, plant and equipment and related supplies to fair value
    ($8.1 million), renegotiate or cancel contractual obligations
    ($4.4 million) and to recognize employee severance cost ($2.0 million).

(5) In 1997, an extraordinary loss of $1.1 million was recognized for an early prepayment penalty fee in connection with the refinancing of our Lone Star Steel subsidiary's credit facility. Also in 1997, an extraordinary gain of $2.0 million was recognized for a reduction in Lone Star Steel's obligation to provide medical and death benefits under the Coal Industry Retiree Health Benefit Act of 1992. During 1998, Lone Star Steel was relieved of its obligation under this act and recognized an extraordinary gain from reversing its liability.

(6) We recognized a gain from discontinued operations of $12.4 million in 1997 for payments received from the 1993 sale of our stock in American Federal Bank, F.S.B.

(7) EBITDA consists of earnings (loss) from operations plus depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies.

(8) As adjusted to take into account the expected application of the net proceeds to us from this offering. See "Use of Proceeds" on page 15.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE DECIDING WHETHER AN INVESTMENT IN OUR COMMON STOCK IS SUITABLE FOR YOU.

THE VOLATILITY OF OIL AND GAS MARKETS AFFECTS DEMAND FOR OUR PRINCIPAL PRODUCTS, AND DOWNTURNS IN THESE MARKETS COULD CAUSE OUR REVENUES TO DECREASE.

    The sale of casing, tubing and line pipe to the oil and gas industry constitutes the most significant source of our revenues. As a percentage of our total revenues, revenues from the sales of these products accounted for approximately 52% in 1999, 59% in 1998 and 69% in 1997. The oil and gas industry has historically been volatile. Downturns in the oil and gas markets and general economic conditions could cause demand for our principal products to decrease, which would adversely affect our revenues and results of operations.

    Demand for our oilfield products depends primarily upon the number of oil and natural gas wells being drilled, completed and re-worked and the depth and drilling conditions of these wells. The level of these activities depends primarily on natural gas and oil industry expectations as to future prices. Natural gas and oil prices are subject to significant fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

    - worldwide and domestic supplies of and demand for oil and natural gas;

    - the volatility of natural gas and oil prices;

    - the instability of domestic and foreign natural gas and oil production;

    - political instability or armed conflict in oil and gas producing regions;

    - the price and level of imports of oil and gas casing, tubing and line pipe;

    - the level of consumer and industrial demand;

    - the price and availability of alternative fuels;

    - the availability of pipeline capacity;

    - weather conditions;

    - domestic and foreign governmental regulations, especially trade laws and taxes; and

    - the overall economic environment including the demand for electricity.

    We expect natural gas and oil prices to continue to be volatile in the future. We cannot predict future natural gas and oil price movements, and we cannot give you any assurances as to the level of future demand for our products.

THE COMPETITION FOR RAW MATERIALS WE USE IN OUR BUSINESS AND THE VOLATILITY OF OUR RAW MATERIAL COSTS COULD ADVERSELY AFFECT OUR OPERATIONS.

    Purchased steel represents approximately 60% to 65% of our cost of goods sold. The price and availability of steel slabs, coils, scrap and wire rod that we use in our manufacturing processes are highly competitive and volatile. Various factors, most of which are beyond our control, affect the supply and price of steel. These factors include:

    - supply and demand factors;

    - freight costs and transportation availability;

    - inventory levels of brokers and distributors;

    - the price and availability of imported steel pipe and tubing;

    - trade duties and taxes; and

    - labor disputes.

    Changes in steel prices can affect the pricing levels of our products. We seek to maintain our profit margin by attempting to increase the price of our products in response to an increase in steel costs. Frequently, increases in the prices of our products do not fully compensate us for steel price increases and generally lag behind increases in steel prices. As a result, we typically have a limited ability to recover increases in steel costs. We cannot predict whether the availability of steel slabs and coils will constrain our Lone Star Steel subsidiary's operations or the operations of our recently acquired Fintube and Bellville businesses.

OUR ACQUISITION OF FINTUBE'S AND BELLVILLE'S BUSINESSES AND ANY OTHER ACQUISITIONS MIGHT DISRUPT OUR BUSINESS IF OUR EXPECTATIONS ARE NOT MET OR IF WE ARE UNABLE TO OPERATE ANY ACQUIRED BUSINESS SUCCESSFULLY.

    On January 3, 2000, we purchased the assets of Fintube Limited Partnership. We have retained Fintube's personnel to conduct its business in generally the same manner as it was conducted prior to the acquisition. We cannot assure you, however, that we will be successful in maintaining this continuity or that our plans regarding the operation of the acquired Fintube business or our existing business will not change. Any disruptions in personnel or operations could be compounded by our lack of familiarity with the finned tube business and could result in quality problems, inefficiencies in production or dissatisfied or lost customers.

    Similarly, we have retained Bellville Tube Corporation's personnel since our completed acquisition of Bellville's assets on April 1, 2000. Any loss of key Bellville personnel could be disruptive to our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Fintube and Bellville Acquisitions and Overview of Pro Forma Information" on page 21 of this prospectus for more information regarding the Bellville acquisition and Bellville's business.

    We may consider other strategic acquisitions from time to time. We can give you no assurance that our acquisition activities will perform in accordance with our expectations. We must necessarily base any assessment of potential acquisitions on inexact and incomplete information and assumptions with respect to operations, profitability and other matters that may prove to be incorrect. We cannot assure you that our management would recognize the risks and uncertainties associated with any future acquisitions or that we recognized all the risks and uncertainties in the Fintube and Bellville acquisitions.

MARKET VOLATILITY AND DOWNTURNS OF INDUSTRIES WHICH USE OUR FINTUBE PRODUCTS FOR HEAT RECOVERY APPLICATIONS COULD REDUCE DEMAND FOR THOSE PRODUCTS AND ADVERSELY AFFECT OUR REVENUES.

    Our Fintube subsidiary produces boiler tubes, finned tubes and other products used in a variety of heat recovery applications, including power generation, industrial plant processing and petrochemical businesses. Our Fintube business is therefore dependent on power plant construction, the cost of alternative fuels for power generation and other factors. To a lesser extent, our Fintube business is dependent on industrial plant processing and petrochemical plant construction. This construction activity and the corresponding demand for our Fintube products are also related to natural gas and oil prices and are therefore subject to the volatility of the oil and gas market. Demand for these products fluctuates significantly in response to a number of economic, market and other factors, most of which are beyond our control. A decrease in demand for these products could adversely affect our results of operations. Some of the factors affecting demand are:

    - the level of consumer and industrial demand for electrical power generation;

    - instability and volatility of oil prices and domestic and foreign oil production levels, which factors can affect investment in petrochemical plants;

    - the price and level of imports of foreign products;

    - worldwide and domestic supplies of natural gas;

    - construction of new gas-fired power generation plants;

    - the price and availability of alternative fuels;

    - weather conditions;

    - domestic and foreign governmental regulations and taxes; and

    - the overall economic environment.

    We cannot predict future economic and market movements, and we cannot give you any assurances as to the level of future demand for our Fintube products.

EXCESSIVE INDUSTRY CAPACITY OF OIL AND GAS CASING AND TUBING PRODUCTS AND LINE PIPE COULD ADVERSELY AFFECT OUR SALES.

    Industry-wide inventory levels of tubular goods for the oil and gas industry can vary significantly from period to period. These changes can have a direct adverse effect on the demand for new production of tubular goods when customers draw from existing inventory rather than purchase new products. As a result, our oil and gas casing and tubing sales and results of operations may vary significantly from period to period. Excessive inventories could have a material adverse effect on price levels and the quantity of oil and gas casing and tubing and line pipe products sold by us. We cannot assure you that any excess domestic capacity will be substantially absorbed during periods of increased domestic drilling activity since foreign producers of oil and gas casing and tubing and line pipe may increase their exports to the United States market.

EASING OF UNITED STATES GOVERNMENT IMPORT TRADE RESTRICTIONS COULD INCREASE FOREIGN COMPETITION IN OUR INDUSTRY AND HARM OUR BUSINESS, PARTICULARLY IN THE CASE OF OIL AND GAS CASING AND TUBING AND LINE PIPE.

    The domestic steel industry historically has faced significant competition from foreign steel producers. The level of imports of oil country tubular goods, which has varied significantly over time, affects the domestic market for these goods. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which have an adverse impact on our business.

    The level of imports of oil and gas casing and tubing and line pipe is affected by:

    - overall world demand for oil and gas casing and tubing and line pipe;

    - inventory levels of casing, tubing and line pipe;

    - the purchasing pattern of distributors and end users;

    - domestic and foreign trade policy; and

    - the relative value of the United States dollar.

    Many foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production and sales may be influenced more by political and economic policy considerations than by prevailing market conditions. Actions motivated by these factors could increase competition and cause our sales to decrease.

    The United States government is currently imposing duties on the imports of various oil and gas casing and tubing products from some foreign countries in response to antidumping and countervailing duty cases filed by several domestic steel companies. In February 2000, the United States government granted relief to the line pipe industry under Section 201 of the Trade Act of 1974 by imposing restrictions and tariffs on some welded line pipe imports for three years. For a more complete description of antidumping and countervailing duty orders relating to our business and their effects, see "Our Business--Our Oilfield Products--Competition" on page 32.

    Antidumping and countervailing duty orders applicable to our industry are limited to specific countries, are largely under appeal and may be revoked as a result of periodic "sunset reviews." Additionally, an individual exporter may retain revocation as to itself under specific circumstances. In June 2000, the United States government completed sunset reviews of orders covering Canada and Taiwan revoking both orders. The United States government is also scheduled to conduct sunset reviews of orders covering Argentina, Italy, Japan, Korea and Mexico beginning in July 2000. If those orders are revoked in full or in part or the duty rates are lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our business. The relief recently granted to the line pipe industry under Section 201 of the Trade Act of 1974 is also subject to appeal and review, and a revocation of that relief could harm us.

    We cannot predict the United States government's future actions regarding import duties or other trade restrictions on imports of oil and gas casing and tubing products or line pipe, or the impact of these actions on our sales of oil and gas casing and tubing products or line pipe.

OUR PRECISION MECHANICAL TUBULARS AND OTHER BUSINESSES ARE SENSITIVE TO ECONOMIC DOWNTURNS, WHICH COULD CAUSE OUR REVENUES TO DECREASE.

    The demand for our precision mechanical tubulars, flat rolled steel and other products is also cyclical in nature and is sensitive to general economic conditions. We manufacture and sell high quality steel tubing in the form of precision mechanical tubulars used by our customers in the manufacture of products such as automotive stabilizers, hydraulic cylinders and cranes. The demand for these products and, in turn, for our precision mechanical tubulars, is cyclical and dependent on the general economy, the automotive and construction industries and other factors affecting domestic goods activity. We cannot assure you that our precision mechanical tubulars inventories will not become excessive, which could have a material adverse effect on price levels and the quantity of precision mechanical tubulars sold by us.

WE FACE SIGNIFICANT FOREIGN AND DOMESTIC COMPETITION IN OUR OIL AND GAS CASING AND TUBING AND FINTUBE BUSINESSES, AND THIS COMPETITION MAY CAUSE US TO LOSE SALES.

    The market for our products, particularly with respect to oil and gas casing and tubing, line pipe and finned tubes, is highly competitive. We believe that the principal competitive factors affecting these products are quality, availability, service and price. We compete with foreign and domestic producers, including, in the case of oilfield products, manufacturers of seamless products. Many of the foreign producers benefit from substantially greater assets and resources than we have and from integrated or consolidated commercial relationships. Our oil and gas casing and tubing and line pipe products are subject to competition from domestic and foreign integrated and mini-mill producers. Our Fintube products face competition from both domestic manufacturers and from Pacific Rim and other international producers. These companies may be better able than us to successfully endure downturns in either the energy or industrial sectors.

    In the welded oil and gas casing and tubing and line pipe market, we compete against manufacturers that may be able to purchase or produce semi-finished steel, hot rolled coils or scrap at a lower cost than we can. Our Lone Star Steel subsidiary satisfies its raw material requirements and those of our Bellville subsidiary by purchasing semi-finished steel, using purchased and internally generated scrap to make hot rolled coils in its melt shop and hot strip mill and purchasing coils. Correspondingly, our Fintube subsidiary must also compete with manufacturers that may be able to purchase or produce coils more cost-effectively than we can. We cannot assure you that we can satisfy our subsidiaries' raw material requirements as cost-effectively as our competitors.

WE HAVE SUBSTANTIAL CAPITAL REQUIREMENTS, AND WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE WHICH MIGHT NOT BE AVAILABLE TO US.

    We operate in capital intensive businesses. We have made, and expect to make, significant capital expenditures each year both for the recurring maintenance necessary to keep manufacturing facilities operational and to comply with environmental and other legal requirements. Additionally, we regularly make significant capital expenditures for technological improvements and maintenance. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures.

WE HAVE UNDERFUNDED PENSION PLANS, WHICH COULD RESULT IN CLAIMS AGAINST OUR ASSETS.

    Our three defined benefit pension plans for our Lone Star Steel subsidiary's bargaining unit employees were underfunded by an aggregate of approximately $18.2 million as of November 30, 1999 (as reflected in our December 31, 1999 financial statements) using an investment return assumption of 9% per annum and a discount rate of 7.5% per annum. If the plans were terminated under the distress termination provisions of the Employee Retirement Income Security Act of 1974, as amended, or "ERISA," using the actuarial assumptions specified by the Pension Benefit Guaranty Corporation, or "PBGC," the PBGC would have claims against our assets for the amount necessary to satisfy the plans' unfunded benefit liabilities under the PBGC assumptions, which amount would likely be between $30 million and $35 million.

POTENTIAL CASUALTIES AND PRODUCT LIABILITY CLAIMS RELATING TO THE PRODUCTS WE MANUFACTURE AND SELL TO THE OIL AND GAS INDUSTRY AND INDUSTRIES USING HEAT RECOVERY APPLICATIONS COULD HARM OUR BUSINESS.

    Our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling and transmission activities, which are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, pollution or loss of production. Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and damage to property. Correspondingly, defects in our specialty tubing products could result in death, personal injury, property damage, pollution, damage to equipment and facilities or inefficient heat recovery. We warrant our oilfield products and specialty tubing and the alliance products we sell or distribute to be free of various defects. Actual or claimed defects in our products may give rise to claims against us for losses and expose us to claims for damages. We cannot assure you that our insurance will be adequate or available to protect us in the event of a claim or that the coverage will not be canceled or otherwise terminated.

POLITICAL AND ECONOMIC CONDITIONS IN FOREIGN COUNTRIES IN WHICH WE OPERATE COULD ADVERSELY AFFECT US.

    Our Lone Star Steel subsidiary's direct foreign revenues as a percentage of total revenues were approximately 6% in 1999, 8% in 1998 and 9% in 1997. Our entry into the finned tube business has increased our foreign exposure, as our Fintube subsidiary maintains manufacturing facilities in Canada and Mexico. Before our Fintube acquisition, Fintube Limited Partnership had direct and indirect sales relating to projects outside the United States of approximately $5.1 million in 1999, $8.6 million in 1998 and $15.8 million in 1997. The success of our sales to foreign markets depends on numerous factors, many of which are beyond our control. These factors include economic conditions in the foreign countries in which we sell our products and services. Our international sales may also expose us to risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards and political risks.

VARIOUS GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL RISKS APPLICABLE TO OUR BUSINESS MAY REQUIRE US TO TAKE ACTIONS WHICH WILL ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    Our business is subject to numerous United States and foreign federal, state, provincial and local laws and regulations, including regulations with respect to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although we believe we are in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not have a material adverse effect on our results of operations and financial condition.

WE DO NOT INTEND TO DECLARE DIVIDENDS IN THE FORESEEABLE FUTURE.

    We have not paid any dividends on our common stock since becoming a publicly held corporation in 1985, and we do not anticipate paying dividends on our common stock at any time in the foreseeable future. As a result, any positive return on your investment in our common stock will depend upon any appreciation in the market price of the common stock.

VOLATILITY IN THE PRICE OF OUR COMMON STOCK COULD RESULT IN A LOWER TRADING PRICE THAN YOU PAID.

    The market price of our common stock may be adversely affected by factors such as actual or anticipated fluctuations in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions and other factors. Broad market fluctuations may adversely affect the market price of our common stock. We cannot assure you that the market price of our common stock will not decline below the levels prevailing at the time of this offering.

OUR OPERATIONS ARE SUBJECT TO VARIOUS COLLECTIVE BARGAINING AGREEMENTS, AND WORK STOPPAGES AND OTHER LABOR PROBLEMS COULD ADVERSELY AFFECT US.

    Our subsidiaries are subject to five collective bargaining agreements. At June 30, 2000, we had a total of 2,266 active employees, of whom 1,257 were represented by four unions and five bargaining units. The majority of these union workers are employees of our Lone Star Steel subsidiary represented by the United Steelworkers of America under a contract signed in May 1996, which expires on May 31, 2001. Two of the other agreements, covering an aggregate of approximately 127 of Lone Star Steel's warehouse and plant security workers as of June 30, 2000, expire in July 2000 and September 2000, respectively. The remaining two collective bargaining agreements covered a total of 38 employees of our Fintube subsidiary in Canada and Mexico as of June 30, 2000. These agreements generally cover wages, health care benefits and retirement plans, seniority, job classes and work rules. We can give you no assurance that these collective bargaining agreements will be renewed upon expiration or that new collective bargaining agreements on terms acceptable to us will be established.

OUR SIGNIFICANT STOCKHOLDERS CONTROL A SUBSTANTIAL PORTION OF OUR OUTSTANDING COMMON STOCK.

    We believe that a significant stockholder group collectively owns 11,344,772 shares of our common stock, which represents approximately 48.15% of our outstanding common stock, or 39.89% of our outstanding common stock on a pro forma basis to take into account this offering, assuming no exercise of the underwriters' over-allotment option. Accordingly, these stockholders, as a group, will be able to significantly influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws, and the approval of mergers and other significant corporate transactions. Historically, this significant stockholder group has generally not affirmatively acted to control or impact our management. We cannot assure you, however, that this stockholder group will continue to act in the same manner in the future. One of the eight members of our Board of Directors serves on our Board at the request of this significant stockholder group. The existence of these levels of ownership concentrated in a few persons makes it less likely that any other holder of common stock will be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control or our acquisition by a third party. In addition, this group's ownership of approximately 39.89% of our common stock following this offering may reduce the trading volume.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY AFFECT YOUR RIGHTS AS A STOCKHOLDER AND LIMIT THE PRICE SOME INVESTORS MIGHT BE WILLING TO PAY FOR OUR COMMON STOCK.

    Provisions of our certificate of incorporation and bylaws may make it more difficult for a third party to acquire us, or may discourage acquisition bids for us and could limit the price that investors might be willing to pay in the future for shares of our common stock. For example, our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. Our certificate of incorporation also provides for a staggered board. We are also subject to provisions of the Delaware General Corporation Law and provisions in our certificate of incorporation that may make some business combinations more difficult. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" on page 41 for more information about these types of charter and bylaws provisions and applicable Delaware law.

THE NUMBER OF SHARES OF OUR STOCK ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

    After this offering, we will have outstanding 26,561,610 shares of common stock, or 26,842,860 shares if the underwriters' over-allotment option is exercised in full. Except for any portion of the 760,237 shares issued in connection with the Fintube acquisition and covered by a previously-filed resale Form S-3 registration statement that are not sold while that registration statement remains effective, and except for shares held by "affiliates" of Lone Star, as defined in Rule 144 under the Securities Act of 1933, all of the shares of our common stock are freely tradeable without restriction or registration under the Securities Act.

    As of June 30, 2000, we had outstanding options entitling their holders to acquire an aggregate of 1,744,875 shares of our common stock, of which options covering 639,219 shares were currently exercisable. An aggregate of 628,650 shares of our common stock are reserved for issuance upon the exercise of options that may be granted in the future under our stock option plan. Additionally, we recently instituted an employee stock purchase plan under which 200,000 shares are reserved for issuance.

    The market price of our common stock could drop due to sales of a large number of shares of our common stock by selling stockholders under the resale Form S-3 mentioned above or otherwise, or due to the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See "Underwriting" on page 44 for more information regarding lock-up agreements entered into with the underwriters in connection with this offering. Additionally, four partners of Fintube Limited Partnership who received an aggregate of 382,576 shares of our common stock in connection with the acquisition of the assets of such partnership have agreed with us not to sell or transfer an aggregate of 282,576 shares until 30 days after the closing of this public offering (but in any event no later than August 31, 2000). The four partners are Raymond M. Briggs, Larry J. Bump,
Jerry R. Nichols and Jerry E. Ryan.

WE COULD LOSE OUR FEDERAL TAX NET OPERATING LOSS CARRYFORWARDS IF WE, OR THE CONSOLIDATED GROUP WITH WHOM WE FILE TAX RETURNS, EXPERIENCES AN OWNERSHIP CHANGE OF MORE THAN 50 PERCENTAGE POINTS.

    We had federal income tax net operating loss carryforwards of approximately $261.6 million at December 31, 1999 that, if not utilized to reduce our taxable income, will expire between years 2003 and 2014. Our ability to use these net operating loss carryforwards to reduce taxable income is dependent upon either us, or the consolidated group with whom we file our tax returns, not experiencing an ownership change of more than 50 percentage points under rules contained in the Internal Revenue Code. Since our common stock is publicly traded, there is no assurance that future trading or other sales of our stock will not result in an ownership change that could limit the availability of our net operating loss carryforwards. In addition, a portion of our net operating loss carryforwards relates to our former subsidiary, American Federal Bank, F.S.B., and is subject to an agreement with the Federal Deposit Insurance Corporation under which we may be required to pay that government agency for certain tax benefits relating to the use of the net operating loss carryforwards.

POTENTIAL PROBLEMS RELATED TO THE YEAR 2000 MAY ADVERSELY AFFECT OUR BUSINESS.

    As of the date of this prospectus, we have not experienced any significant year 2000 problems with our internal systems or equipment, nor have we detected any significant year 2000 problems affecting our customers or suppliers. While we believe that our systems are year 2000 compliant, our business could be adversely affected if any of the systems on which we depend to conduct our operations are not in fact year 2000 compliant. We also cannot reasonably estimate the potential impact on our financial condition and operations if key third parties including, among others, suppliers, contractors, financial institutions, customers and governments did not become year 2000 compliant on a timely basis. Any failure by us to address our year 2000 compliance issues successfully, or of our suppliers, customers and other third parties with whom we conduct business to address their year 2000 issues successfully, could have a harmful effect on our business, financial position and results of operations.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    We have made forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These forward-looking statements include statements regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Among the factors that could cause actual results to differ materially from our expectations are the following:

    - natural gas and oil price volatility;

    - domestic and foreign competition;

    - steel price volatility;

    - our ability to successfully manage our business;

    - fluctuations in industry-wide inventory levels;

    - fluctuations in construction levels of gas-fired, combined cycle power generation plants;

    - general economic conditions;

    - the presence or absence of governmentally imposed trade restrictions; and

    - other factors disclosed under "Risk Factors" and elsewhere in this prospectus.

    These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document.

    Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from our sale of 3,000,000 shares of common stock in this offering will be approximately $126.7 million ($138.6 million if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $44 5/8 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $7.2 million. We intend to use these net proceeds for the following purposes:

    - To repay a substantial portion of the following indebtedness outstanding as of March 31, 2000:

       - Our Lone Star Steel subsidiary's slab financing arrangements of approximately $32.3 million at a 11.5% average interest rate with an average maturity of 60 days;

       - the term loan indebtedness of approximately $19.3 million incurred by our Fintube subsidiary at a 9.52% interest rate and with a maturity date of January 3, 2006 in connection with the Fintube acquisition;

       - the term loan indebtedness of approximately $18.2 million incurred by our Fintube subsidiary at a LIBOR plus 2.5% interest rate and with a maturity date of January 3, 2006;

       - the term loan indebtedness of approximately $8.5 million at a LIBOR plus 3.5% interest rate and with a maturity date of March 16, 2002;

       - the approximately $58.8 million drawn under our Lone Star Steel subsidiary's revolving credit facility at a LIBOR plus 3.0% interest rate and with a maturity date of March 16, 2002 (including
         $20.0 million relating to the Fintube acquisition and $5.0 million relating to the Bellville acquisition); and

       - the approximately $4.0 million of indebtedness outstanding under our Fintube subsidiary's revolving credit facility at a LIBOR plus 2.5% interest rate and with a maturity date of January 3, 2006 and $6.5 million of indebtedness outstanding under our Fintube subsidiary's revolving credit facility at a prime plus 1.0% interest rate and with a maturity date of January 3, 2006; and

    - To acquire other businesses, to fund development of new products, to fund capital expenditures to enhance productivity and to provide funds for general corporate purposes.

    The underwriters will pay the proceeds from the sale of common stock by the selling stockholder directly to the selling stockholder.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the New York Stock Exchange under the symbol "LSS." The following table sets forth, on a per share basis for the periods indicated, the range of high and low sales prices of our common stock as reported by the New York Stock Exchange during the periods shown.

                                                                     COMMON STOCK
                                                             -----------------------------
                                                                 HIGH             LOW
                                                             -------------   -------------
1997:
First Quarter..............................................  $   22          $   15 3/8
Second Quarter.............................................      28 5/8          18
Third Quarter..............................................      52 1/2          27 13/16
Fourth Quarter.............................................      59 3/16         22 1/4
1998:
First Quarter..............................................  $   33 7/16     $   23 1/8
Second Quarter.............................................      25 1/8          14 3/4
Third Quarter..............................................      16 15/16         8 7/8
Fourth Quarter.............................................      13 1/4           8 5/8
1999:
First Quarter..............................................  $   14 1/2      $   10 1/4
Second Quarter.............................................      19 13/16        12 7/16
Third Quarter..............................................      21 5/8          16 11/16
Fourth Quarter.............................................      29 3/16         17 5/16
2000:
First Quarter..............................................  $   51          $   25 5/8
Second Quarter.............................................      54 1/4          36
Third Quarter (through July 10, 2000)......................      47 1/2          43 3/4
                                                             ------          ------

    On July 10, 2000, the last reported sale price of our common stock as reported on the New York Stock Exchange was $44 11/16 per share. On June 30, 2000, the outstanding shares of our common stock were held by approximately 3,394 holders of record.

                                DIVIDEND POLICY

    We have not paid any dividends on our common stock since becoming a publicly held corporation in 1985, and we do not anticipate paying dividends on our common stock at any time in the foreseeable future. Although we are not restricted from paying dividends, our operating subsidiaries' credit agreements restrict their ability to transfer funds to us.

                                 CAPITALIZATION

    The following table shows our actual, pro forma and pro forma as adjusted capitalization as of March 31, 2000. Capitalization consists of debt, including the current portion, and stockholders' equity. Our pro forma capitalization gives effect to our April 1, 2000 acquisition of the assets of Bellville Tube Corporation as though the acquisition occurred on March 31, 2000. The pro forma as adjusted capitalization column reflects the Bellville pro forma adjustments and also gives effect to this offering and the application of net proceeds to us as described under "Use of Proceeds," assuming a public offering price of $44 5/8 per share and no exercise of the underwriters' over-allotment option.

    You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes that are included in this prospectus or that we have filed with the Securities and Exchange Commission and incorporated into this prospectus by reference. See "Where You Can Find More Information" on page 46.

                                                  AS OF MARCH 31, 2000
                                       ------------------------------------------
                                                                      PRO FORMA
                                          ACTUAL       PRO FORMA     AS ADJUSTED
                                       ------------   ------------   ------------
                                                      (UNAUDITED)
                                                     (IN MILLIONS)
Cash.................................  $        7.1   $        7.1   $        7.1(1)
                                       ============   ============   ============
Current portion of long term debt....  $        8.0   $        8.0   $         --
Long-term debt:
  Revolving credit facility..........          69.3           69.3           20.9
  Term loans.........................          38.0           38.0             --
                                       ------------   ------------   ------------
        Total debt...................         115.3          115.3           20.9
Shareholders' equity(2)..............         224.1          224.1          350.8
                                       ------------   ------------   ------------
        Total capitalization.........  $      339.4   $      339.4   $      371.7
                                       ============   ============   ============

------------------------

(1) Gives effect to the repayment of our Lone Star Steel subsidiary's slab financing arrangements as currently contemplated. See "Use of Proceeds" on page 15.

(2) Lone Star's 1999 financial statements were restated to reflect the utilization of an $800,000 reserve previously set aside for an inventory purchase commitment.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The historical Statement of Income Data, Other Data and Balance Sheet Data as of and for each of the years in the five-year period ended December 31, 1999 have been derived from the consolidated financial statements of Lone Star, which have been audited by Arthur Andersen LLP, independent public accountants. You should read the information contained in this section in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus and Lone Star's historical consolidated financial statements and related notes, and the unaudited pro forma financial statements and related notes, in this prospectus and in the annual reports and other information that Lone Star has filed with the Securities and Exchange Commission and incorporated into this prospectus by reference. See "Where You Can Find More Information" on page 46.

                                                                                                             FOR THE
                                                                                                          THREE MONTHS
                                                                                                              ENDED
                                                              YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                ----------------------------------------------------   -------------------
                                                  1995       1996       1997       1998     1999(1)      1999     2000(1)
                                                --------   --------   --------   --------   --------   --------   --------
                                                                                                           (UNAUDITED)
                                                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues......................................  $ 425.8    $ 549.0    $ 654.3    $ 432.4    $ 353.4    $  63.7    $ 153.9
Cost of goods sold............................   (399.6)    (500.8)    (590.1)    (428.0)    (340.6)     (65.9)    (135.9)
                                                -------    -------    -------    -------    -------    -------    -------
Gross profits.................................     26.2       48.2       64.2        4.4       12.8       (2.2)      18.0
Special charges(2)............................       --         --         --      (14.5)        --         --         --
Selling, general and administrative
  expenses....................................    (14.6)     (16.4)     (19.6)     (20.0)     (15.5)      (3.8)      (8.2)
                                                -------    -------    -------    -------    -------    -------    -------
Operating income (loss).......................     11.6       31.8       44.6      (30.1)      (2.7)      (6.0)       9.8
Interest income...............................      5.8        4.4        3.0        2.0        1.8        0.4        0.5
Interest expense..............................     (8.7)      (6.8)      (6.6)      (4.0)      (4.6)      (0.9)      (3.0)
Other income (expense)........................      2.4       (0.1)       0.3       (0.2)        --       (0.1)       0.2
Minority interest in Lone Star Steel(3).......     (1.5)      (3.8)        --         --         --         --         --
                                                -------    -------    -------    -------    -------    -------    -------
  Income (loss) from continuing operations
    before income tax.........................      9.6       25.5       41.3      (32.3)      (5.5)      (6.6)       7.1
Income tax....................................       --       (0.6)      (0.9)        --         --         --         --
                                                -------    -------    -------    -------    -------    -------    -------
Net income (loss) from continuing
  operations..................................      9.6       24.9       40.4      (32.3)      (5.5)      (6.6)       7.1
Extraordinary items(4)........................       --         --        0.9        7.4         --         --
Net income (loss) before gain from
  discontinued operations.....................      9.6       24.9       41.3      (24.9)      (5.5)      (6.6)       7.1
Gain from discontinued operations(5)..........       --         --       12.4         --         --         --         --
                                                -------    -------    -------    -------    -------    -------    -------
Net income (loss).............................  $   9.6    $  24.9    $  53.7    $ (24.9)   $  (5.5)   $  (6.6)   $   7.1
                                                =======    =======    =======    =======    =======    =======    =======
Basic earnings (loss) per share...............  $  0.47    $  1.21    $  2.50    $ (1.10)   $ (0.24)   $ (0.29)   $  0.30
                                                =======    =======    =======    =======    =======    =======    =======
Diluted earnings (loss) per share.............  $  0.46    $  1.19    $  2.44    $ (1.10)   $ (0.24)   $ (0.29)   $  0.29
                                                =======    =======    =======    =======    =======    =======    =======
Weighted average common shares outstanding-
    basic.....................................     20.4       20.6       21.5       22.5       22.5       22.5       23.4
    diluted...................................     20.6       20.9       22.1       22.5       22.5       22.5       24.0
OTHER DATA:
Net cash provided by (used in) operating
  activities..................................  $  (4.8)   $  19.6    $  25.9    $   8.6    $  28.1    $   9.9    $ (10.7)
Net cash provided by (used in) investing
  activities..................................     (2.0)     (25.8)      (7.7)      (4.3)     (11.7)       2.6      (90.8)
Net cash provided by (used in) financing
  activities..................................      5.0       (6.5)     (31.3)       2.4      (15.1)      10.3       86.4
EBITDA(6).....................................     23.0       43.6       58.9      (14.3)      14.0       (1.8)      14.9
Depreciation..................................     11.4       11.8       13.3       14.8       15.7        3.9        4.3
Amortization..................................       --         --        1.0        1.0        1.0        0.3        0.8
Capital expenditures..........................     14.9       20.0       34.7       17.6        7.2        1.4        4.0

                                                                    AS OF DECEMBER 31,
                                                   ----------------------------------------------------         AS OF
                                                     1995       1996       1997       1998     1999(1)    MARCH 31, 2000(1)
                                                   --------   --------   --------   --------   --------   ------------------
                                                                                                             (UNAUDITED)
                                                                                 (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents........................   $ 40.0     $ 27.3     $ 14.2     $ 20.9     $ 22.2          $  7.1
Short term investments...........................     32.6       20.1        6.3        3.1        1.2             1.3
Net working capital..............................    141.0      131.9      125.9      111.5       86.9           105.9
Marketable securities............................       --       19.8       19.0        9.0       15.4            20.4
Total assets.....................................    357.7      396.0      405.8      335.8      351.1           487.6
Long-term debt...................................     95.4       87.8       43.0       46.0       28.0           107.3
Total debt.......................................     96.7       88.1       43.0       46.0       30.0           115.3
Shareholders' equity.............................    102.2      128.8      217.7      189.1      195.9           224.1

------------------------------

(1) Lone Star's December 31, 1999 and March 31, 2000 financial statements were restated to reflect the utilization of an $800,000 reserve previously set aside for an inventory purchase commitment.

(2) Our Lone Star Steel subsidiary downsized and restructured certain operations in 1998. As a result, special charges of $14.5 million were recognized to write-down property, plant and equipment and supplies to fair value
    ($8.1 million), renegotiate or cancel contractual obligations
    ($4.4 million) and to recognize employee severance cost ($2.0 million).

(3) Prior to fiscal year 1997 Lone Star owned less than 100% of the equity of Lone Star Steel. Minority interest in Lone Star Steel represents the minority stockholders' equity in the income (loss) of Lone Star Steel. In 1995, Lone Star repurchased 4.95% of Lone Star Steel's common stock from its minority stockholders. In 1997, Lone Star purchased all of the remaining outstanding common stock, preferred stock and warrants held by minority stockholders of Lone Star Steel to make it a wholly-owned subsidiary.

(4) In 1997, an extraordinary loss of $1.1 million was recognized for an early prepayment penalty fee for refinancing Lone Star Steel's credit facility. Also in 1997 an extraordinary gain of $2.0 million was recognized for a reduction in Lone Star Steel's obligation to provide medical and death benefits under the Coal Industry Retiree Health Benefit Act of 1992. During 1998, Lone Star Steel was relieved of its obligation under this act and reversed its liability resulting in an extraordinary gain.

(5) Reflects $12.4 million in payments received in 1997 from the 1993 sale of American Federal Bank, F.S.B.

(6) EBITDA consists of earnings (loss) from operations plus depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We are the leading domestic manufacturer of premium welded oil country tubular goods, which are steel tubular products used in the completion of and production from oil and natural gas wells. We are also a major manufacturer of line pipe, which is used in the gathering and transmission of oil and natural gas. In addition, we are a leading manufacturer of specialty tubing products used in power technology, automotive, construction, agricultural and industrial applications. In January 2000, we acquired the assets of Fintube Limited Partnership, the largest specialty tubing manufacturer of heat recovery finned tubes, which are used in various power technology markets, including the construction of gas-fired, combined cycle power generation plants. On April 1, 2000, we also completed an acquisition of the assets of Bellville Tube Corporation, a manufacturer of casing, tubing and line pipe for the oil and gas industry.

    Historically, our oilfield products have accounted for over 60% of our total revenues. As a result, our revenues are largely dependent upon the state of the oil and gas industry, which has historically been volatile. Downturns in the oil and gas markets cause demand for our principal products to decrease. As a result, our historical operating results have fluctuated based on the demand for our products. We had an operating loss in 1999 due to the low level of oil and gas drilling activity that resulted from low natural gas and oil prices in the first half of the year. We also sustained an operating loss from continued operations in 1998, principally as a result of a continued decline in oil and gas drilling activity which reduced demand and prices for our oil and gas casing, tubing and line pipe products. Our future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, the level of oil and gas drilling activity and competition from imports. Our Fintube business is affected by the level of continuing domestic and foreign demand for power generation as well as domestic and foreign competition.

    OILFIELD PRODUCTS. Our oilfield products consist of (1) casing, which acts as a structural retainer wall in oil and natural gas wellbores, (2) production tubing, which transmits hydrocarbons to the surface, and (3) line pipe, which is used in gathering and transmitting hydrocarbons from the wellhead to larger transmission pipelines.

    Demand for our oilfield products depends primarily upon the number of oil and natural gas wells being drilled, completed and re-worked and the depth and drilling conditions of these wells. The level of these activities depends primarily on natural gas and oil prices and industry expectations as to future prices. According to industry reports, domestic drilling activity was down 24% in 1999 compared to the previous year. However, drilling activity accelerated in the second half of 1999 and by year-end 771 rigs were active, compared to 621 rigs at the end of 1998. Our backlog of orders for oilfield products at March 31, 2000, was up 258% from the first quarter of 1999 due to the increase in drilling activity and demand attributable to reduced industry-wide oil country tubular goods inventories.

    SPECIALTY TUBING PRODUCTS. As a result of the January 2000 Fintube acquisition, our specialty tubing product segment now includes finned tubular products manufactured by our Fintube subsidiary, in addition to the precision mechanical tubulars we have historically manufactured. Finned tubular products are used in heat recovery steam generation applications such as gas-fired, combined cycle power generation plants and, to a lesser extent, in industrial processing plants and petrochemical plants.

    Our precision mechanical tubulars consist of a wide array of high-quality, custom-made steel tubular products with precise dimensional control and special metallurgical properties which are manufactured by the "Drawn Over Mandrel" process. This process allows us to achieve higher critical tolerances and dimensional control than other processes. These products are used for several industrial applications, including the manufacture of hydraulic cylinders for construction and farm equipment; automotive applications, such as stabilizers and intrusion tubes; and other uses, including machine parts, bearing races, down-hole pump barrels, heavy-lift crane boom chords, drill rods and liner hangers.

    Demand for precision mechanical tubulars within the traditional markets was down slightly in 1999 as a result of Asian economic issues which lowered demand for our products from Asian countries. Demand for hydraulic cylinders used in construction and farm equipment was down due to decreased domestic farming activity and reduced building activity in some Asian economies. Our backlog of orders at March 31, 2000 for precision mechanical tubulars and as-welded specialty tubing was up 35% from the first quarter of 1999, due to increased demand for as-welded specialty tubing resulting from significantly increased demand for axle and other applications in 1999.

    FLAT ROLLED STEEL AND OTHER PRODUCTS. We manufacture and market flat rolled steel, which is primarily used in the manufacture of our oil country tubular products. We also sell flat rolled steel to fabricators of large-diameter transmission pipe, storage tanks, rail cars and a variety of other construction and industrial products. Our other products are principally used for structural and piling applications in the construction industry. We sell flat rolled steel directly to end users and through service centers primarily in the Southwestern region of the United States.

    We sell flat rolled steel in highly competitive markets, with price, quality and availability primarily determining customer purchase decisions. Due to an influx of inexpensive imported flat rolled steel during 1998 and early 1999, markets for flat rolled steel experienced excess supply and lower pricing. As a result, our shipment volumes were down in 1998 and 1999. However, during the first half of 1999, the United States government established antidumping duties and quotas for suppliers from certain foreign countries which reduced the amount of imported foreign coils, resulting in increased shipments of coils produced by us during the second half of 1999.

    Our Fintube subsidiary sells its steel strip directly to end users in North America through a small sales force. Flat rolled steel processing services are also sold to steel mills where we receive processing revenues but do not purchase and resell steel.

    MANUFACTURING. The manufacture of our products is capital intensive. Utilization rates at our Lone Star Steel manufacturing facilities were low during the first half of 1999 and expanded significantly during the second half of 1999. The level of production volume through our various facilities has a significant effect on the cost of manufacturing. Key variable costs include costs of raw materials, including scrap steel, steel slabs, wire rod, coils, electricity and natural gas. Fintube's production volumes also affect its cost of manufacturing. Most of our Fintube products are manufactured in specific configurations as ordered. Accordingly, Fintube's manufacturing costs are to some extent factored into product prices on an order-by-order basis.

    We have entered into marketing alliances and manufacturing arrangements with several companies. These alliances and arrangements involve the marketing of their products which provide us access to additional manufacturing capacity. Fintube has licensed its manufacturing technology to licensees in India, Italy, Japan and Korea.

    FINTUBE AND BELLVILLE ACQUISITIONS AND OVERVIEW OF PRO FORMA
INFORMATION. On January 3, 2000, we purchased substantially all of the assets of Fintube Limited Partnership and its subsidiaries for a purchase price of approximately $85 million, which included the issuance of approximately 760,000 shares of our common stock valued at $20 million. On April 1, 2000, we completed the purchase of substantially all of the assets of Bellville Tube Corporation for approximately $14.5 million in cash, of which $5.0 million was from borrowings.

    We expect the Fintube and Bellville acquisitions to significantly increase our consolidated revenues, cash flows and earnings beginning in 2000. Our revenues in 1999, on a pro forma basis after giving effect to the Fintube and Bellville acquisitions, increase by $82.4 million to $435.8 million. Additionally, the net loss of $5.5 million, or $0.24 per diluted share, incurred by us during 1999 becomes net income of $4.6 million, or $0.20 per diluted share, on a pro forma basis.

HISTORICAL RESULTS OF OPERATIONS

    Our revenues are derived from three business segments: oilfield products, specialty tubing products and flat rolled steel and other products and services.

    Consolidated revenues reported in the statements of earnings are as follows:

                                                                                                     FOR THE THREE
                                                                                                     MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                            MARCH 31,
                                ---------------------------------------------------------------   -------------------
                                       1997                  1998                  1999                  1999
                                -------------------   -------------------   -------------------   -------------------
                                   $          %          $          %          $          %          $          %
                                --------   --------   --------   --------   --------   --------   --------   --------
                                                                   ($ IN MILLIONS)
Oilfield products.............   454.1        69       255.6        59       185.1        52        30.0        47
Specialty tubing products.....   129.0        20       123.2        29       120.5        34        26.7        42
Flat rolled steel and other
  products....................    71.2        11        53.6        12        47.8        14         7.0        11
                                 -----       ---       -----       ---       -----       ---       -----       ---
Consolidated net revenues.....   654.3       100       432.4       100       353.4       100        63.7       100
                                 =====       ===       =====       ===       =====       ===       =====       ===

                                   FOR THE THREE
                                   MONTHS ENDED
                                     MARCH 31,
                                -------------------
                                       2000
                                -------------------
                                   $          %
                                --------   --------
                                  ($ IN MILLIONS)
Oilfield products.............    81.5        53
Specialty tubing products.....    56.7        37
Flat rolled steel and other
  products....................    15.7        10
                                 -----       ---
Consolidated net revenues.....   153.9       100
                                 =====       ===

    Shipments of products by segment are as follows:

                                                                     FOR THE THREE
                                                                     MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,            MARCH 31,
                                 ------------------------------   -------------------
                                   1997       1998       1999       1999       2000
                                 --------   --------   --------   --------   --------
                                                      (IN TONS)
Oilfield products..............  632,600    372,500    336,100     55,900    125,400
Specialty tubing products......  119,800    111,900    116,700     24,500     50,300
Flat rolled steel and other
  products.....................  194,100    144,700    144,600     23,300     42,200
                                 -------    -------    -------    -------    -------
Total tons shipped.............  946,500    629,100    597,400    103,700    217,900
                                 =======    =======    =======    =======    =======

THREE MONTHS ENDED MARCH 31, 2000 COMPARED WITH THREE MONTHS ENDED MARCH 31,
  1999

    NET REVENUES of $153.9 million for the three months ended March 31, 2000 increased 142% from the first quarter of 1999. Net revenues were comprised of $81.5 million from oilfield products, $56.7 million from specialty tubing products, and $15.7 million from flat rolled steel and other products, representing increases of 172%, 112%, and 124%, respectively.

    First quarter 2000 shipments increased to 217,900 tons, or 110%, when compared to the same period in 1999 and were comprised of 125,400 tons of oilfield products, 50,300 tons of specialty tubing products and 42,200 tons of flat rolled steel and other products. Oilfield products, specialty tubing products, and flat rolled steel and other product shipments increased by 124%, 105%, and 81%, respectively.

    Increased net revenues for the first quarter of 2000 were due to higher shipment volumes in all segments. Oilfield revenues advanced on additional shipment volumes and higher prices as the average number of active domestic rigs increased 40% to 770 at the end of the first quarter from the same period in 1999. Net revenues from specialty tubing were higher reflecting the addition of our Fintube subsidiary's sales to this business segment. Our Fintube subsidiary's net revenues for the first quarter of 2000 were 25% higher than in the same period in 1999 due to increased sales of finned tubes used in heat recovery steam generation applications in new gas-fired, combined cycle power generation plants. Excluding our Fintube subsidiary, specialty tubing revenues were up 30% from the first quarter of 1999, due to higher shipment volumes of precision mechanical tubulars and new heavy wall as-welded tubulars. Net revenues from flat rolled steel and other products were 124% higher than in the first quarter of 1999 due to increased shipment volumes and higher prices compared to the first quarter of 1999.

    PRO FORMA REVENUES for the three month period ended March 31, 1999 and 2000 including the acquisition of Fintube and Bellville were $87.7 million and $154.1 million, respectively.

    GROSS PROFIT for the three months ended March 31, 2000 was $18.0 million compared to a gross loss of $2.2 million for the same 1999 period. Gross profit benefited from our Fintube subsidiary's higher margin contribution and increased shipment volumes for all products and higher prices for oilfield tubulars and flat rolled steel and other products.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased from $3.8 million in 1999 to $8.2 million in 2000 due to the addition of our Fintube subsidiary's selling, general and administrative expenses and the addition of amortization of goodwill associated with the Fintube acquisition.

    INTEREST INCOME increased 25% in 2000 from $0.4 million in 1999 to $0.5 million in 2000 due to higher average interest rates on invested cash, short-term investments and marketable securities.

    INTEREST EXPENSE increased from $0.9 million in 1999 to $3.0 million in 2000. Our Lone Star Steel subsidiary's revolving credit facility during 2000 had higher average interest rates relative to 1999. In addition, the increase is attributable to interest expense on the new Fintube borrowings.

    NET INCOME in the first quarter of 2000 was $7.1 million, or $0.29 per diluted share, compared to a net loss of $6.6 million, or $0.29 per diluted share, in the three months ended March 31, 1999. Net income of $2.9 million for the first quarter of 2000 was attributable to Fintube. Excluding Fintube, net income was $4.2 million in the first quarter of 2000, an increase of 164% over the same period in 1999.

1999 COMPARED WITH 1998

    NET REVENUES of $353.4 million in 1999 were 18% lower than in 1998. Net revenues from oilfield products declined 28% from $255.6 million in 1998 to $185.1 million in 1999. Shipment volumes and prices were down from 1998 levels by 10% and 20%, respectively. Demand for our oil country tubular goods decreased as drilling activities declined and the consumption of excess industry-wide oil country tubular goods inventory replaced new mill production and detrimentally impacted demand during the first half of 1999.

    Specialty tubing products revenues decreased in 1999 by 2% from $123.2 million in 1998 to $120.5 million in 1999. Shipment volumes increased 4% to 116,700 tons but were offset by lower prices. Selling prices were 6% lower due to a higher percentage of as-welded tubular sales, reduced international sales and slightly reduced prices for precision mechanical tubulars due to increased capacity in the industry. Shipment volumes increased 4% due to increased sales of new heavy wall products used in axle and other applications.

    Flat rolled steel and other products revenues were down 11% from $53.6 million in 1998 to $47.8 million in 1999. Selling prices were 11% lower due to the impact on the first half of 1999 from illegal dumping of foreign coils during 1998 that resulted in an excess supply of flat rolled steel in domestic markets. Shipments in 1999 were flat compared to 1998.

    GROSS PROFITS increased 191% from $4.4 million in 1998 to $12.8 million in 1999 due to a 16% reduction in costs of goods sold per ton related to lower slab costs, reduced overall spending and increased productivity.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES decreased 23% from
$20.0 million in 1998 to $15.5 million in 1999 due to significant spending and salaried workforce reductions made during the second half of 1998.

    INTEREST INCOME decreased 10% from $2.0 million in 1998 to $1.8 million in 1999 due to lower average interest rates on invested cash, short-term investments and marketable securities.

    INTEREST EXPENSE increased 15% from $4.0 million in 1998 to $4.6 million in 1999. Our Lone Star Steel subsidiary's revolving credit facility during 1999 had higher average interest rates which were partially offset by lower average borrowings than in 1998.

    LOSS FROM CONTINUING OPERATIONS for 1999 was $5.5 million, or $0.24 per diluted share, a 69% improvement compared to a loss of $17.8 million, or $0.78 per diluted share in 1998, excluding special charges in 1998 of $14.5 million, or $0.65 per diluted share. A reduced loss in 1999 was due to lower slab costs, reduced spending, increased productivity and salaried workforce reductions offset partially by lower shipment volumes and pricing.

    NET OPERATING LOSS CARRY-FORWARDS, OR NOLS, at December 31, 1999, totaled approximately $261.6 million, a portion of which may be related to our former American Federal Bank, F.S.B. subsidiary and subject to an agreement with the Federal Deposit Insurance Corporation whereby we may be required to pay that government agency for certain tax benefits. If not utilized, the NOLs will expire between years 2003 and 2014, and their future availability may be limited if we or a member of our consolidated group experiences an ownership change of more than 50 percentage points, as defined by rules contained in the Internal Revenue Code.

    NET LOSS of $5.5 million, or $0.24 per diluted share, decreased 78% from a net loss of $24.9 million in 1998 due to lower costs of goods sold in 1999. Also, the net loss for 1998 included a $14.5 million special charge.

    Subsequent to the issuance of Lone Star's consolidated financial statements for the year ended December 31, 1999, it was determined that the remaining $800,000 of Lone Star's reserve for an inventory purchase commitment should have been fully utilized in the fourth quarter of 1999.

1998 COMPARED WITH 1997

    NET REVENUES of $432.4 million in 1998 were 34% lower than in 1997. Net revenues from oilfield products declined 44% from $454.1 million in 1997 to $255.6 million in 1998. Shipment volumes and prices in 1998 were down from 1997 levels by 41% and 4%, respectively. Demand for our oil country tubular goods decreased as drilling activities declined precipitously in the second half of 1998. The average domestic rig count was down 116 to 827 rigs in 1998 with only 621 rigs operating at year-end, compared to 1,007 rigs at the end of 1997. The replacement of new mill production by the consumption of excess industry-wide oil country tubular goods inventories also detrimentally impacted demand. In addition, demand declined due to increased competition from imported oil country tubular goods which grew to 24% of the apparent supply available to the domestic market from 16% in 1997.

    Specialty tubing products revenues decreased by 4% from $129.0 million in 1997 to $123.2 million in 1998 because of lower shipment volumes despite slightly higher prices. Shipment volumes were down 7% due to reduced sales for hydraulic cylinder applications in agricultural and construction related equipment and reduced international sales to certain Asian countries.

    Flat rolled steel and other products revenues were down 25% from $71.2 million in 1997 to $53.6 million in 1998. Shipments were 25% lower due to a dramatic increase in inexpensive imported foreign coils during 1998 that resulted in an excess supply of flat rolled steel in domestic markets.

    GROSS PROFITS decreased 93% from $64.2 million in 1997 to $4.4 million in 1998 due to reduced shipment volumes in all products coupled with lower prices for oilfield products and slightly higher prices for specialty tubing products. Also, significantly decreased production volumes negatively impacted gross margins as fewer units of production absorbed fixed and semi-fixed costs.

    SPECIAL CHARGES. In response to 1998 market conditions, we restructured and downsized our operations. Lower operating rates resulted in the need to reduce employment levels and initiate other actions. As a result, we recognized special charges of $14.5 million in the 1998 consolidated statement of operations, which included the following items (in millions):

Write-down of property, plant and equipment and related
  supplies to fair value....................................  $ 8.1
Renegotiated or canceled contractual obligations............    4.4
Employee severance cost.....................................    2.0
                                                              -----
        Total special charges...............................  $14.5

    Certain of our facilities permanently reduced or eliminated their operations, relying instead on alternative production or procurement methods. This included a reduction in the production level of our electric arc furnace steelmaking facilities, with heavier reliance placed on purchased steel in coil and slab form. Additionally, some finishing processes and infrastructure utility services were permanently abandoned and completely replaced through outside procurement. These actions triggered an assessment of the recoverability of the asset carrying costs and the resulting recognition of an impairment loss. We based the determination of the impairment loss on an evaluation of future cash flows from operation of the steelmaking facilities and estimated salvage values of the steelmaking facilities and those facilities to be abandoned. The net book value of these assets, which included property, plant and equipment supplies inventory, totaled $12.6 million, of which $8.1 million was written down.

    We renegotiated or canceled certain supplier contracts to accommodate the lower operating levels resulting in a loss accrual of $4.4 million at December 31, 1998.

    We terminated employees or identified certain positions for elimination as of December 31, 1998. We based payments made to terminated employees on our standard severance package. We terminated approximately 200 employees covered by the severance package. Total employee severance costs included in special charges totaled $2.0 million, of which $1.1 million was paid in 1998 and $0.9 million in 1999.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased 2.0% from
$19.6 million in 1997 to $20.0 million in 1998 due primarily to continued higher spending related to year 2000 readiness initiatives partially offset by lower selling expenses.

    INTEREST INCOME decreased 33% from $3.0 million in 1997 to $2.0 million in 1998 due to lower average interest rates on invested cash, short-term investments and marketable securities.

    INTEREST EXPENSE decreased 39% from $6.6 million in 1997 to $4.0 million in 1998 due to the conversion of $50.0 million principal amount of our 8% convertible subordinated debentures into common stock in August 1997. Also, our Lone Star Steel subsidiary's revolving credit facility during 1998 had lower average interest rates which were offset by higher average borrowings than in 1997.

    OTHER EXPENSE. During 1998, other expense of $0.2 million was primarily related to the write-off of prepaid bank fees on the restructuring of our Lone Star Steel subsidiary's revolving credit facility partially offset by gains from nonrecurring miscellaneous items. In 1997, other income of $0.3 million consisted of nonrecurring miscellaneous items.

    LOSS FROM CONTINUING OPERATIONS in 1998 of $32.3 million, or $1.43 per diluted share, included $14.5 million, or $0.65 per diluted share, in special charges. Excluding special charges, the loss from continuing operations was $17.8 million, or $0.78 per diluted share, compared to 1997 income from continuing operations of $40.4 million, or $1.83 per diluted share. The loss was due to lower shipment volumes for all products, particularly oilfield products, coupled with lower prices for oilfield products partially offset by slightly higher prices for specialty tubing products. Also, significantly decreased production volumes negatively impacted operating margins as fewer units of production absorbed fixed and semi-fixed costs.

    EXTRAORDINARY ITEM of $7.4 million, or $0.33 per diluted share, was realized in 1998 on the gain from cancellation of future obligations under the Coal Industry Retiree Health Benefit Act of 1992. During 1997 extraordinary items totaling a net gain of $0.9 million, or $0.04 per diluted share, consisted of a gain of $2.0 million for the downward adjustment of obligations under this act, partially offset by an extraordinary prepayment charge of $1.1 million on the refinancing of our Lone Star Steel subsidiary's credit facility.

    NET LOSS of $24.9 million, or $1.10 per diluted share, in 1998 included special charges of $14.5 million, or $0.65 per diluted share, which were reflected in the loss from continuing operations of $32.3 million, or $1.43 per diluted share, and partially offset by an extraordinary gain of $7.4 million, or $0.33 per diluted share.

FINANCIAL CONDITION AND LIQUIDITY

    As of March 31, 2000, we had $28.8 million in cash and short term investments and $105.9 million in working capital.

    Cash provided by (used in) operating activities was ($10.7) million for the three months ended March 31, 2000, $28.1 million for fiscal 1999, $8.6 million for fiscal 1998 and $25.9 million for fiscal 1997. Cash provided by operations in 2000 decreased due to increased demand for our oilfield products resulting in increased investment in receivables and inventories. In 1999 cash provided by operations increased to $28.1 million from $8.6 million in 1998 due to the reduced net loss. In fiscal 1999, we used net cash provided by operations to fund capital expenditures and reduce revolving credit facilities. In 1998, we used the net cash provided by operations primarily to upgrade property, plant and equipment. We used cash provided by operations in 1997 in part to purchase the minority interest in our Lone Star Steel subsidiary and for the purchase of treasury stock.

    Cash used in investing activities was $90.8 million for the three months ended March 31, 2000 as a result of funding the Fintube and Bellville acquisitions, $11.7 million for fiscal 1999, $4.3 million for fiscal 1998 and $7.7 million for fiscal 1997, which we primarily used for capital expenditures and the purchase of marketable securities, somewhat offset in 1998 and 1997 by the sale of marketable securities.

    Cash provided by (used in) financing activities was $86.4 million for the three months ended March 31, 2000, ($15.1) million in 1999, $2.4 million in 1998 and ($31.3) million in 1997. Cash provided by financing activities in 2000 was primarily attributable to financing the Fintube and Bellville acquisitions and increasing borrowings under our Lone Star Steel subsidiary's revolving credit facility to fund increasing shipments. Cash used by financing activities for fiscal 1999 was primarily attributable to increased working capital needs due to increased operations in the second half of the year. Cash provided by financing activities in 1998 was from issuance of stock and borrowings under our Lone Star Steel subsidiary's revolving credit facility. Cash used in financing activities in 1997 was used primarily to purchase the minority interest in our Lone Star Steel subsidiary and to purchase treasury stock.

    On March 16, 1999, our Lone Star Steel subsidiary refinanced the $100.0 million revolving credit facility that it had in place at year-end 1998 with a $90.0 million revolving line of credit and a three-year $10.0 million term loan. Under the new revolving credit facility, our subsidiary can borrow an amount based on a percentage of eligible accounts receivable and inventories, reduced by outstanding letters of credit. At March 31, 2000, borrowings totaled
$67.3 million, including $8.5 million on the term loan with a remaining availability of $30.8 million. At our subsidiary's option, the interest rate is the prime lending rate plus 1.0% or the LIBOR plus 3.0%. Our subsidiary pays a 0.375% per annum fee on the unused portion of the credit facility. The term loan is repayable in quarterly installments of $0.5 million, together with interest at the prime lending rate plus 1.5% or the LIBOR plus 3.5%. Our subsidiary's assets other than real estate secure these loans. In connection with our purchase of assets from Fintube Limited Partnership on January 3, 2000, and Bellville Tube Corporation on April 1, 2000, our Lone Star Steel subsidiary borrowed an additional $25.0 million under its present credit facility to repay its $25.0 million subordinated loan to us, we guaranteed $25.0 million of our Lone Star Steel subsidiary's credit facility and we used the loan repayment to fund a portion of the purchase price payable in the Fintube and Bellville acquisitions. At March 31, 2000, borrowings by our Lone Star Steel subsidiary totaled $67.3 million, including the term loan, with a remaining availability of $31.2 million.

    On January 3, 2000, our Fintube subsidiary entered into a new senior credit facility providing a $20.0 million revolving line of credit and a $39.0 million term loan used to pay part of the cash portion of the purchase price in our acquisition of substantially all of the assets of Fintube Limited Partnership. Under the revolving line of credit, our Fintube subsidiary can borrow an amount based on a percentage of eligible accounts receivable and eligible inventory, reduced by outstanding letters of credit. At our Fintube subsidiary's option, the interest rate is the prime lending rate plus 1.0% or the LIBOR plus 2.5%. Our Fintube subsidiary pays a 0.50% rate on the unused portion of the credit facility. The interest rate on $20.0 million of the term loan is fixed by a rate swap agreement at 7.02% and the remainder of the term loan is the same as the revolving credit facility. The term loan is repayable in quarterly installments of $1.5 million through December 31, 2002 and $1.75 million thereafter through December 31, 2005. As of March 31, 2000, borrowings of our Fintube subsidiary totaled approximately $48.0 million, including the term loan, with a remaining availability, based on eligible accounts receivable and inventory on such date, of approximately $8.3 million.

    Our subsidiaries' loan agreements contain various restrictive covenants which require our subsidiaries to meet specified quarterly financial ratios, including cash flow and net worth measurements. We believe we are currently in compliance with these covenants. These agreements limit our subsidiaries' ability to incur additional indebtedness, to transfer funds to us and to pay cash dividends to us.

    We entered into slab consignment and sales agreements with third parties. We have accounted for these inventory financing transactions as product financing arrangements. We have recorded inventory purchases financed under these arrangements as inventory. At March 31, 2000, $32.3 million was included in accounts payable under these financing arrangements.

    We intend to use most of the approximately $126.7 million of net proceeds of this offering (assuming a public offering price of $44 5/8 per share and no exercise of the underwriters' over-allotment option) to pay down indebtedness. See "Use of Proceeds" on page 15.

    We operate in capital intensive businesses. We have made, and we expect we will be required to make, significant capital expenditures each year both for recurring maintenance necessary to keep manufacturing facilities operational and to comply with environmental and other legal requirements. Additionally, we regularly make capital expenditures for technological improvements and for research and development projects. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures.

    Our capital budget for 2000 is approximately $20.0 million. We require capital primarily to fund general working capital needs and capital expenditures. Principal sources of funds include cash generated by operations, borrowings under our subsidiaries' credit facilities and proceeds from this offering. We believe these sources of funds will provide the liquidity necessary to fund our cash requirements during 2000.

    Our operations are subject to environmental compliance and permitting requirements of various foreign, federal, state and provincial governmental agencies. We believe that the cost of maintaining compliance with environmental requirements will fall within our contemplated operating and capital expenditure plans, averaging $1.0 - $2.0 million annually in the foreseeable future.

    We completed our identification, assessment and remediation of the year 2000 compliance issue in December 1999. To date, we have not experienced any material year 2000 failures and to the best of our knowledge neither have any of our significant customers or service providers. However, we cannot assure you that in the future issues related to the year 2000 will not have a material adverse effect on our financial condition or that of our significant customers or service providers.

                                  OUR BUSINESS

GENERAL

    We are the leading domestic manufacturer of premium welded "oil country tubular goods," which are steel tubular products used in the completion and production of oil and natural gas wells. We are a major manufacturer of line pipe, which is used in the gathering and transmission of oil and natural gas. In addition, we are a leading manufacturer of specialty tubing products used in power technology, automotive, construction, agricultural and industrial applications. In January 2000, we acquired the assets of Fintube Limited Partnership, the largest specialty tubing manufacturer of heat recovery finned tubulars, which are used in various power technology markets, including in the construction of gas-fired, combined cycle power generation plants. We also completed an acquisition of the assets of Bellville Tube Corporation, a manufacturer of casing, tubing and line pipe for the oil and gas industry, on April 1, 2000. We began producing and marketing oil country tubular goods and other tubular products over 45 years ago.

OUR STRATEGY

    Our goal is to be the leading provider of both oilfield tubular products and specialty tubing products and to increase our market presence in order to benefit from favorable market conditions. The key elements of our strategy to achieve commercial leadership and operational excellence are:

    - ACHIEVING INCREASED PRODUCTION, GREATER PRODUCTIVITY AND PENETRATION INTO NEW MARKETS THROUGH CAPITAL INVESTMENT AND COMMERCIAL ALLIANCES EXPANSION. We constantly seek to improve our production efficiency by upgrading our manufacturing technologies. By becoming more efficient, we will be able to continue offering our products at attractive prices to an increasing number of customers. Through our exclusive commercial alliances with several mills, we have been able to outsource production of specific types of oil country tubular goods and line pipe, enabling us to concentrate our capital expenditures and manufacturing expertise on our premium products. Expanding these alliances will enable us both to offer a wider variety of tubular products to our customers and to increase our production of premium products.

    - CONTINUING TO DEVELOP AND MARKET NEW PRODUCT APPLICATIONS AND TECHNOLOGIES. We have historically been successful in pioneering new production capabilities to expand the market acceptance of our oil country tubular goods, line pipe and specialty tubing products. For example, we pioneered the electric resistance welded, full-body normalized process, which, together with our extensive heat treating capabilities, enables us to manufacture and sell our oil country tubular goods and line pipe for deep wells and other critical applications. We will continue to invest in developing new technologies and product applications to expand the markets for our products.

    - GROWING THROUGH STRATEGIC ACQUISITIONS. Our recent acquisitions of Fintube and Bellville enable us to increase our production capacity and expand the selection of products we offer and the markets we serve at a cost significantly less than that required to develop these operations on our own. We will continue to pursue strategic acquisitions that we believe to be beneficial to our business.

INDUSTRY BACKGROUND

    OILFIELD PRODUCTS. Oil country tubular goods, or OCTG, include casing and tubing, which we manufacture, as well as drill pipe. Casing acts as a structural retainer wall in oil and natural gas wellbores to provide support and prevent caving during drilling operations and is used to protect water-bearing formations during the drilling of a well. Casing is generally not removed after it has been installed in a well. Tubing, which is used to transmit oil and natural gas to the surface, may be replaced during the life of a producing well.

    Demand for oil country tubular goods depends primarily on the number of oil and natural gas wells being drilled, completed and re-worked and the depth and drilling conditions of these wells. The level of these activities depends primarily on natural gas and oil prices and industry expectations of future prices. A key indicator of domestic demand is the average number of drilling rigs operating in the United States. According to the Baker Hughes rig count, the most commonly cited indicator of the level of domestic drilling activity, the average United States rig count was 625 in 1999, was 827 in 1998, and was 943 in 1997. The active rig count in the United States reached a 50 year low of 488 rigs in April 1999. However, as the result of stronger natural gas and oil prices, which have encouraged greater spending by oil and gas companies, drilling activity accelerated in the second half of 1999 and by year-end 771 rigs were active, compared to 621 rigs at the end of 1998. The average domestic active rig count was 878 during June 2000.

    The oil country tubular goods market is also affected by the level of inventories maintained by manufacturers, distributors and end users. During downturns in drilling activity, customers typically utilize the inventory of these products rather than purchase new products, causing demand for new production to further decrease. Conversely, in periods of increased drilling activity, increases in oil country tubular goods inventory levels by distributors and end users typically occur, accelerating demand for new production.

    The amount of imported oilfield products also affects the oil country tubular goods market. Imported oil country tubular goods accounted for approximately 17% of the apparent supply available to the domestic oil country tubular goods market during 1999, 24% during 1998 and 16% during 1997. The amount of imported oil country tubular goods was lower in 1999 than in 1998 due to the dramatic decline in distributor stock purchases during 1999 as inventories were liquidated and demand for new products reduced as drilling activity declined. The level of imported oil country tubular goods increased during 1998 due to dislocations of inventories from foreign competitors. Dislocations occur when, as global drilling activity declines, traditional non-United States markets are encroached upon by foreign manufacturers, particularly those subject to United States trade tariffs. The lower level of imported oil country tubular goods in 1997 resulted from the imposition of protective tariffs on several foreign countries in 1995. These trade tariffs, which were intended to promote an equitable trade environment, remained in effect as of June 2000, except those that were recently revoked with respect to Canada and Taiwan. See "Our Business--Our Oilfield Products--Competition" on page 32 for more information regarding how import trade restrictions affect foreign competition in the oil country tubular goods and line pipe markets.

    Manufacturers produce oil country tubular goods in numerous sizes, weights, grades and thread profiles. The grade of pipe used in a particular application depends on technical requirements for strength, corrosion resistance and other performance characteristics. Oil country tubular goods are generally classified by "carbon" and "alloy" grades. Carbon grades of oil country tubular goods have yield strengths of 75,000 pounds per square inch or less and are generally used in oil and natural gas wells drilled to depths less than 8,000 feet. Alloy grades of oil country tubular goods, often referred to as premium goods, have yield strengths of 75,000 pounds per square inch or more and are generally used in oil and natural gas wells drilled to depths in excess of 8,000 feet or for high temperature wells, highly corrosive wells or other critical applications.

    Carbon and alloy grades of oil country tubular goods are available from both electric resistance welded and seamless tube producers. Electric resistance welded tubes are produced by processing flat rolled steel into strips which are cold-formed, welded, full-body normalized or seam-annealed and end-finished with threads and couplings. Seamless products are produced by individually heating and piercing solid steel billets into tubes and then end finishing those tubes into oil country tubular goods in a manner similar to electric resistance welded pipe. We believe that the seamless manufacturing process involves higher capital and production costs than our welded process and that seamless products are typically priced higher than comparable welded products.

    Based on published industry statistics, electric resistance welded products, which did not have a significant market penetration prior to the mid-1970's, now account for approximately half of the tonnage of domestic casing and tubing consumed. Electric resistance welded, full-body normalized casing and tubing and seamless casing and tubing compete for critical applications such as deep natural gas wells and offshore wells. Customers purchasing products for these applications require high-performance oil country tubular goods that can sustain enormous pressure as measured by burst, collapse and yield strength. Operators drilling shallow wells generally purchase oil country tubular goods based primarily on price and availability, as wells of this nature require less stringent performance characteristics.

    Line pipe products are used for surface production flow lines and gathering and transmission of oil, natural gas and fluids. Line pipe is primarily produced in welded form. Line pipe markets are dependent not only on the factors which influence the oil country tubular goods market, but also on pipeline construction activity, line pipe replacement requirements, new residential construction and utility purchasing programs.

    SPECIALTY TUBING PRODUCTS. The specialty tubing business includes the manufacture, marketing and sale of a broad variety of steel tubing products, including premium and custom-made products. Applications for specialty tubular products include power technology markets for heat recovery applications and automotive, fluid power and other markets for various mechanical applications.

    Demand for finned tubular products depends on, among other factors, power plant construction and the cost of alternative fuels for power generation and, to a lesser extent, on industrial processing plant and petrochemical plant construction. The demand for precision mechanical tubulars and other specialty tubing used for automotive, fluid power and other mechanical applications is cyclical and dependent on the general economy, the automotive and construction industries and other factors affecting domestic goods activity.

    Demand for precision mechanical tubulars within the traditional markets was down slightly in 1999 as a result of Asian economic issues which lowered demand for our products from Asian countries. Demand for hydraulic cylinders used in agricultural and construction related equipment was down due to decreased domestic farming activity and reduced building activity in Asian economies.

    FLAT ROLLED STEEL AND OTHER PRODUCTS. Flat rolled steel, produced primarily for the manufacture of oilfield and specialty tubing products, is also sold to fabricators of various construction and industrial products. Other products consist of tubular goods that serve a variety of uses, such as structural piling applications in the construction industry. The market for flat rolled steel is affected by a number of factors, including price, capacity utilization and material costs.

    Flat rolled steel is sold in highly competitive markets and price, quality and availability are the main determinants of customer purchasing decisions. Due to an influx of inexpensive imported flat rolled steel during 1998 and early 1999, markets for flat rolled steel experienced excess supply and lower pricing. However, during the first half of 1999, antidumping duties and quotas were established for suppliers from several foreign countries, which reduced the amount of imported foreign coils, resulting in increased domestic shipments of coils.

OUR OILFIELD PRODUCTS

    PRODUCTS. We manufacture and market premium oil country tubular goods. Our oil country tubular goods include casing and production tubing but not drill pipe. We also manufacture and market line pipe.

    Oil Country Tubular Goods

    We manufacture carbon and premium alloy welded oil country tubular goods, including casing, which acts as a structural retainer wall in oil and natural gas wellbores, and production tubing, which transmits hydrocarbons to the surface. We offer casing and tubing products with the widest variety of diameters, grades and wall thicknesses in the United States. This variety provides us with a distinct competitive advantage as a single source supplier of a complete range of oilfield casing and production tubing. As a result of our broad product range and unique heat treating capabilities, we are able to service nearly all typical drilling applications for oil and natural gas wells.

    Casing, which historically represents about 75% of the oil country tubular goods tonnage sold by us, is the structural retainer wall in oil and natural gas wellbores. It also serves to prevent pollution of nearby water reservoirs and contamination of a well's production. Casing is generally not removed after it has been installed. Production tubing is installed within the casing to convey oil and natural gas to the surface. We offer the widest grades and ranges of outside diameters in casing (3 1/2" to 20") and tubing (1.9" to 3 1/2") produced in the United States, including products that have been successfully used in wells with depths of over 30,000 feet.

    Our premium product line includes tubulars manufactured with the electric resistance welded, full-body normalized process and other heat treating techniques that we pioneered. Because this process gives our tubes better performance characteristics than typical seam-annealed casing and tubing, we are able to serve both primary markets for oil country tubular goods: deep critical wells and shallow wells. Our premium products successfully compete both with seamless oil country tubular goods for critical applications and with conventional seam-annealed tubular products manufactured for shallow wells.

    Critical applications, such as deep natural gas wells and offshore wells, require high-performance casing and tubing that can withstand enormous pressure as measured by burst strength, collapse strength and yield strength. Both major and independent oil companies that conduct drilling programs of this nature emphasize quality and compliance with specific standards. In our electric resistance welded, full-body normalized manufacturing process, which meets and exceeds American Petroleum Institute standards, we heat treat the entire tube and not just the weld area. This process strengthens the entire tube and makes our premium casing, tubing and line pipe interchangeable with seamless tubulars for nearly all critical applications. We believe that the seamless manufacturing process involves higher capital and production costs than our welded process and that seamless products are generally priced higher than comparable welded products. Typically, greater than 40% to 50% of our annual oil country tubular goods tonnage consists of premium, high-strength tubular products.

    Operators drilling shallow wells generally purchase oil country tubular goods based primarily on price and availability, as wells of this nature require less stringent performance characteristics. We compete in this market, which is served primarily by producers of seam-annealed oil country tubular goods, with our Wildcat-TM- brand of oil country tubular goods and products produced through our exclusive alliance mills.

    Line Pipe

    Our line pipe ranges in outside diameter from 2 3/8" to 16" and is used to gather and transmit oil and natural gas from the well site to larger transmission pipelines. Historically, 15% to 20% of our oilfield product revenues are from line pipe sales.

    SALES AND DISTRIBUTION. Our domestic oil country tubular goods sales distribution network consists of 11 non-exclusive distributors that maintain and deliver product inventory to major and independent oil and gas companies that explore for oil and natural gas. We also sell line pipe through distributors and directly to end users. Internationally, oil country tubular goods are sold through distributors and trading companies as well as directly to end users. Approximately 4% of the tonnage of oil country tubular goods and 1% of the tonnage of line pipe that we shipped in 1999 were to destinations outside the United States. Our two largest customers, both distributors of our oilfield products in 1999, accounted for 19% and 16%, respectively, of the total oil country tubular good tons we shipped. About 76% of the oil and natural gas wells drilled in the United States in 1999 were located in Texas, Oklahoma, Kansas, Louisiana, New Mexico and the federal waters of the Gulf of Mexico, all located within 750 miles of our mill in Lone Star, Texas. The majority of our oilfield products were sold for use in these states, as well as the Gulf of Mexico which is less than 250 miles from our mill.

    ALLIANCE MILLS. In addition to production from our mill, we have marketing agreements to sell other steel oilfield tubular products manufactured by several companies. Through commercial alliances with several mills, we have expanded our oilfield product offering. These arrangements enable us to outsource production of specific products, allowing us to offer a wider variety of casing, tubing and line pipe without a permanent capital investment. These alliances allow us to concentrate our capital expenditures and manufacturing expertise on our premium products, while offering our customers a complete size range of casing, tubing and line pipe. These transactions are performed on a commission basis, through purchase and resale of the products. Our alliance arrangements accounted for approximately 24% of our revenues from oilfield products during 1999. We also have commitments to buy tubular products from some of our alliance mills.

    COMPETITION. Oil country tubular goods and line pipe are sold in highly competitive markets. Once users of oil country tubular goods determine which performance characteristics are relevant, they base their purchasing decisions on four factors: quality, availability, service and price. We believe that we are competitive in all of these areas. We successfully compete with both seamless oil country tubular goods and seam-annealed electric resistance welded products, as described above under "Our Business--Our Oilfield Products--Products" on page 30. Our electric resistance welded, full-body normalized casing and tubing products compete with seamless oil country tubular goods, and we offer products with the widest variety of diameters, grades and wall thicknesses in the United States. Several domestic manufacturers produce limited lines of oil country tubular goods, and a number of foreign manufacturers produce oil country tubular goods for export to the United States. See "Our Business--Industry Background" on page 28.

    From 1986 through June 2000, the level of imports of oil country tubular goods from Canada and Taiwan was greatly reduced by the existence of antidumping duty orders covering imports from these countries. In addition, since 1995, the level of imports of oil country tubular goods from Argentina, Italy, Japan, Korea and Mexico has been greatly reduced by the existence of antidumping duty orders covering imports from these countries and a countervailing duty order covering imports from Italy. The orders also have had a beneficial impact on prices for oil country tubular goods in the domestic market. Affected parties can request administrative reviews of imposed duties and tariffs.

    In February 2000, in response to a petition filed by domestic welded line pipe producers and their workers, including us, the United States government granted relief to the line pipe industry under Section 201 of the Trade Act of 1974. The relief, effective March 1, 2000, restricts imports of welded line pipe not exceeding 16 inches in outside diameter to a maximum of 9,000 tons from any country other than Canada and Mexico for three years. Imports in excess of that amount are subject to significant tariffs.

    Antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual exporter also may obtain revocation as to itself under certain circumstances. In June 2000, the United States government completed sunset reviews of the orders covering Canada and Taiwan, revoking both orders. The United States government is scheduled to conduct sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico beginning in July 2000. These reviews are expected to be completed by August 2001. The relief recently granted to the line pipe industry under Section 201 is also subject to appeal and review.

OUR SPECIALTY TUBING PRODUCTS

    PRODUCTS. Our specialty tubing business includes the manufacture, marketing and sale of a variety of tubular products. Our specialty tubular products are generally high value-added premium or custom products often involved in exacting applications. As a result of the January 2000 Fintube acquisition, our specialty tubing products now include finned tubular products used in power technology applications and in industrial processing and petrochemical plants. Our Fintube subsidiary is the leader in the design and production of finned tubes for heat recovery steam generation and has a majority of the domestic manufacturing capacity for finned tubes. The Fintube products augment the breadth of specialty tubing products that we manufacture, which before the Fintube acquisition were primarily precision mechanical tubulars provided to automotive, fluid power and other markets for various mechanical applications.

    Finned Tubular Products

    We manufacture custom-engineered specialty finned tubular products used in a variety of heat recovery applications, primarily for heat recovery steam generation in gas-fired, combined cycle power generating plants. Finned tubes are steel tubes with various types of fins or studs welded to the outside to increase the amount of surface area for maximized recovery of heat. Finned tubes raise the efficiency of electric plants by more than 30% by converting exhaust heat into steam to generate additional electricity. The Energy Information Administration expects the amount of new combined cycle generating capacity additions to increase by 540% between 2001 and 2005, and for these additions to represent 55% of the projected 110 gigawatts of all new power generating capacity additions during that period. Accordingly, we expect the heat recovery steam generation market to grow rapidly over the next several years if, as expected, the construction of combined cycle power generation plants accelerates. Our heat recovery products also serve the petrochemical and food processing industries.

    Precision Mechanical Tubulars

    We have the second largest production capacity in the world for precision mechanical tubular products using the Drawn Over Mandrel manufacturing process. The use of the Drawn Over Mandrel manufacturing process enables us to achieve higher critical tolerances and dimensional control than other processes. Our precision mechanical tubular product line includes a wide array of high-quality, custom-made steel tubular products with precise dimensional control and special metallurgical properties. Our precision mechanical tubular products have the widest size range from 1/2" to 15" in outside diameter in North America and are made from a variety of combinations of chemical compositions, thermal treatments, mechanical properties and surface finishes. Product uses include the manufacture of hydraulic cylinders for construction and farm equipment; automotive applications, such as stabilizers and intrusion tubes; and other uses, including machine parts, bearing races, down-hole pump barrels, heavy-lift crane boom chords, drill rods and liner hangers. As a result of the wide range of industrial applications for precision mechanical tubular products, sales traditionally follow general domestic economic conditions.

    During 1999, we developed a new quench and tempered Drawn Over Mandrel process for applications that require increasingly demanding mechanical properties such as high pressure cylinders and high strength crane boom cords.

    The Drawn Over Mandrel process uses a drawbench to pull tubing through a die and over a mandrel to shape and smooth surfaces and impart precise dimensional tolerances to tubes. Our production facilities include seven drawbenches. Our 1,000,000 pound drawbench, the largest in the Western Hemisphere, combined with our 800,000 pound drawbench enable us to access broader markets through the manufacture of larger diameter, thicker wall products. Order quantities for our precision mechanical tubular products are typically less than 20,000 pounds, and are made to exact customer specifications.

    Other Specialty Tubing Products

    We also produce as-welded specialty tubing. We have developed new thick wall products using enhanced hot reduction technology for applications such as heavy axles for trailers and trucks, including sport utility vehicles, that were typically made out of seamless tubes. This product is also used for other industrial applications.

    In connection with our production of finned tubes, we design and manufacture other products relating to large-scale applied heat recovery technology, such as boiler tubing and economizers. Economizers are bundles of finned tubes arranged to maximize the amount of heat captured from boiler exhaust gases. Economizers are normally used on large boilers for office buildings, hospitals, universities, prisons, breweries and food processing plants. We also manufacture and sell X-ID tubing, which has specific patterns on the interior surface of the tube for enhanced heat transfer.

    SALES AND DISTRIBUTION. Domestically, we market and sell our precision mechanical tubulars through 19 non-exclusive steel service centers and directly to end users. Our precision mechanical tubulars have detailed design specifications and in some cases long lead times, making annual contracts an efficient mechanism for large purchasers. Internationally, the majority of our precision mechanical tubulars is currently sold directly to end users. Exports accounted for approximately 17% in 1999 and 19% in 1998 of the tonnage of our precision mechanical tubulars. We market our Fintube products through a small domestic sales force, an international sales manager based in Quebec and independent distributors.

    COMPETITION. The market for specialty tubing is competitive and is served by several manufacturers. During 1996, we completed a capital expenditure program to expand our production capacity for precision mechanical tubulars, which is now the second largest in the world using the Drawn Over Mandrel manufacturing process.

    Since these products are made to end user specifications and often require just-in-time delivery, only small quantities are imported into the United States. In contrast to the oil country tubular goods market, seamless and electric resistance welded specialty tubing products differ in their applications. Electric resistance welded tubing, such as precision mechanical tubulars, is preferred for many mechanical tubing applications because its consistent wall thickness requires less machining in the finishing process. In contrast, seamless tubes are used primarily in heavy gauge applications such as boiler and pressure tubing.

    Based on generally available market data, we estimate that we have a substantial majority of the domestic manufacturing capacity for finned tubes used for heat recovery steam generation. Our Fintube subsidiary has one significant domestic competitor and a number of smaller foreign competitors.

OUR FLAT ROLLED STEEL AND OTHER PRODUCTS AND SERVICES

    PRODUCTS AND SERVICES. We also manufacture and market flat rolled steel and other miscellaneous products that are secondary to our manufacture of oilfield and specialty tubing products. Flat rolled steel is primarily used by us in the manufacture of tubular products. We also sell flat rolled steel to fabricators of large diameter transmission pipe, storage tanks, rail cars and a variety of other construction and industrial products. Our participation in the flat rolled steel commodity market to some extent involves our excess capacity for flat rolled steel as related to the manufacture of our oilfield and specialty tubing products, as well as cost considerations associated with our total manufacturing operations.

    We also market other products such as tubulars for use in structural and piling applications in the construction industry, and we provide transportation, storage and other services.

    Fintube has developed a stand-alone steel coil slitting business and a new steel rod to thin steel strip manufacturing process. This business includes a steel coil storage and processing business, where we provide profitable, toll slitting services for major steel customers and also provide steel storage and custom cutting. The steel coil division ships its processed steel on a just-in-time basis for outside customers and to other divisions of Fintube's business. We own the rights to our patented cold-rolling process for flattening steel rod into narrow bands of thin-gauge steel which we use as finning material for our finned tubes and thin strip steel we sell to third parties.

    SALES AND DISTRIBUTION. Our Lone Star Steel subsidiary manufactures and sells flat rolled steel directly to end users and through service centers, primarily in the Southwestern region of the United States. Due to an influx of inexpensive imported flat rolled steel during 1998 and early 1999, markets for flat rolled steel experienced excess supply and lower pricing. As a result, our shipment volumes were down in 1998 and 1999. However, during the first half of 1999, antidumping duties and quotas were established for several foreign countries which reduced the amount of imported foreign coils resulting in increased shipments by us during the second half of 1999. The largest customer of our flat rolled steel, Friedman Industries, Inc., historically has accounted for approximately 75% of our flat rolled steel sales, and 76% in 1999, as well as substantially all other sales of miscellaneous tubular products other than oilfield and specialty tubing products. This customer has steel processing facilities located adjacent to our facilities in Lone Star, Texas, and those facilities purchase most of their flat rolled steel from us. Sales to this customer represented approximately 10% of our total revenues for 1999.

    Our Fintube subsidiary sells thin steel strip directly to end users in North America through a small sales force. Flat rolled steel processing services are also sold to steel mills where we receive processing revenues but do not purchase and resell steel.

    COMPETITION. Flat rolled steel is sold in highly competitive markets generally concentrated in the Southwestern region of the United States. Sales and earnings are affected by the cost of raw materials, use of flat rolled steel by us in the manufacture of our tubular products, demand by outside customers and general economic conditions. Fintube's thin strip flat rolled steel and steel coil slitting services compete against service centers located in the Midwest.

CUSTOMERS

    We sell our oilfield products through our exclusive distributors to numerous end users, including The Coastal Corporation, Anadarko Petroleum Corporation, Texaco Inc., Burlington Resources Inc., Apache Corporation and Exxon Mobil Corporation. We sell our finned and boiler tube products to over 50 end users, including Foster Wheeler Corporation, Chicago Tube and Iron Company, Cerrey, Nooter Eriksen, Inc. and Deltak, L.L.C. We sell our precision mechanical tubulars to such distributors and end users as Earle M. Jorgensen Company, Marmon/Keystone Corp., Hyva, DaimlerChrysler Corporation, American Axle & Manufacturing Holdings, Inc., Ford Motor Company and Dana Corporation.

RESEARCH, DEVELOPMENT, INFORMATION TECHNOLOGY AND PATENTS

    We are committed to technologically innovative product development. With respect to oilfield products, we collaborate with customers and industry groups to develop new grades of oil country tubular goods as well as new products, such as expandable casing. Our expandable casing product was developed for a joint venture between Shell Oil Company and Halliburton Company and was first successfully installed in late 1999 in the Gulf of Mexico. We are currently the only supplier of this product. Our technical knowledge and high-performance casing products are also being applied in an innovative method for drilling wells using casing instead of drill pipe. The first commercial well using casing drilling was completed in August 1999. We also have used our expertise to develop high-strength, thick wall line pipe for offshore applications. In addition, we developed ultrasonic testing methods to assure the quality of our tubing. In the specialty tubing area, our recent product developments include the Aeroseg finned tube, a new quench and tempered Drawn Over Mandrel product called QDOM for applications requiring highly demanding mechanical properties and thick wall products using hot reduction technology for applications such as heavy axles that are normally made out of seamless tubes. We hold several United States patents covering some of our manufacturing processes and products.

    We also have invested in information technologies that provide the platform for internet-based commercial marketing and resource constrained production planning. We believe our information technologies capabilities will allow us to more profitably run our facilities, give our customers excellent service and facilitate web-based commercial initiatives.

MANUFACTURING CAPABILITIES

    We manufacture our oilfield products, precision mechanical tubulars, flat rolled steel and other products at our facilities located on an approximately 2,000-acre site we own in Lone Star, Texas which contains over 2,000,000 square feet of manufacturing space. We manufacture our finned tubular products in approximately 362,500 square feet of manufacturing facilities on approximately
126.5 acres that we own or lease in the Tulsa, Oklahoma metropolitan area; Pryor, Oklahoma; Quebec, Canada; and Veracruz,

Mexico. Our acquisition of the assets of Bellville Tube Corporation added approximately 91,000 square feet of oilfield products manufacturing facilities near Houston, Texas.

    Our Lone Star Steel facilities' annual rated capacity approximates 480,000 slab tons, 1,400,000 flat rolled tons and 1,000,000 welded tubular tons. We have access through marketing arrangements and alliances with mills for additional oilfield tubular capacity of approximately 200,000 tons per year.

    We have a majority of the domestic manufacturing capacity for production of finned tubes for heat recovery steam generation. We also license technology relating to the production of finned tubular products to licensees in India, Italy, Japan and Korea.

RAW MATERIALS AND INVENTORY

    In general, we attempt to procure raw materials and to manage our finished goods inventory in a manner that will provide:

    - significant flexibility in responding to the levels of demand for our various products;

    - a short lead time in filling our customers' orders;

    - the capacity to offer a broad product range; and

    - the ability to offer our products at an effective cost.

    We generally produce oil country tubular goods and line pipe to fill specific orders and, accordingly, we maintain the majority of our inventory in the form of steel coils and other raw materials, work-in-process or finished goods earmarked for specific orders. Some work-in-process and finished goods inventories are maintained in order to provide flexibility in responding to customer delivery demands.

    Raw materials for our specialty tubing products are readily available from multiple sources. Steel coils and wire rod are the primary raw materials used in the manufacture of our finned tubular products, and steel coils are the principal raw material used in the manufacture of our precision mechanical tubulars. We usually produce our specialty tubing products to meet specific orders and, accordingly, inventory is managed to minimize the amount of finished goods on hand. Work-in-process inventories are maintained in order to provide flexibility in responding to customer needs.

    We manufacture flat rolled steel primarily for use in producing oil country tubular goods, but also for sale to third parties. We manufacture flat rolled steel using both purchased steel slabs and internally produced slabs.

    We can use steel slabs, scrap steel and steel coils in the manufacture of our tubular products. We primarily purchased steel slabs to meet production needs in 1999, and it was often necessary for us to commit to purchase slabs 90 to 150 days prior to production. We anticipate again using steel slabs for most of our production needs in 2000. Our principal raw material for our internally produced steel slabs is scrap steel, which is internally generated from our operations or available in the spot market. The price of scrap steel and steel slabs can be volatile, is influenced by a number of competitive market conditions beyond our control and is not directly related to the demand for our products.

EMPLOYEES

    At June 30, 2000, we had a total of 2,266 active employees, of whom 1,257 were represented by four unions and five bargaining units. The majority of these union workers are employees of our Lone Star Steel subsidiary represented by the United Steelworkers of America under a contract signed in May 1996, which expires on May 31, 2001. Two of the other agreements, covering an aggregate of approximately 127 of Lone Star Steel's warehouse and plant security workers as of June 30, 2000, expire in July 2000 and September 2000, respectively. The remaining two collective bargaining agreements covered a total of 38 employees of Fintube in Canada and Mexico as of June 30, 2000.

    Our management considers its relationship with our employees to be good.

FOREIGN OPERATIONS

    Our Lone Star Steel and Bellville subsidiaries conduct no manufacturing operations outside the United States. Lone Star Steel's export sales to destinations outside the United States were approximately $21.2 million in 1999, $33.8 million in 1998 and $58.1 million in 1997. Our Fintube subsidiary owns manufacturing facilities in Quebec, Canada and Veracruz, Mexico.

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS

    We are subject to foreign, federal, state, provincial and local environmental laws and regulations concerning, among other things, waste materials, wastewater disposal and air emissions. We believe that we are currently in material compliance with all applicable environmental regulations.

LEGAL PROCEEDINGS

    We do not believe, based upon analysis of known facts and circumstances and reports from legal counsel, that any pending legal proceeding will have a material adverse effect on our financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the names, ages and positions of our executive officers and directors, as well as the presidents of our Lone Star Steel, Fintube and Bellville subsidiaries.

NAME                             AGE                              POSITION
----                           --------                           --------
LONE STAR
  TECHNOLOGIES, INC.:
  Rhys J. Best...............     53      Chairman of the Board, Chief Executive Officer,
                                          President and Director
  Robert F. Spears...........     56      Vice President, General Counsel and Secretary
  Charles J. Keszler.........     37      Vice President-Finance and Treasurer
  Charles L. Blackburn.......     72      Director
  Frederick B. Hegi, Jr......     56      Director
  James E. McCormick.........     72      Director
  M. Joseph McHugh...........     62      Director
  Thomas M. Mercer, Jr.......     56      Director
  Alfred M. Micallef.........     57      Director
  Jerry E. Ryan..............     57      Director
OPERATING COMPANIES:
  W. Byron Dunn..............     46      President and Chief Executive Officer of Lone Star Steel
  Larry J. Sims..............     61      President and Chief Executive Officer of Fintube
                                            Technologies, Inc.
  H. Kenneth Beil............     64      President of Bellville Tube Corporation

    LONE STAR TECHNOLOGIES, INC.'S OFFICERS AND DIRECTORS:

    RHYS J. BEST has served as one of our directors since August 1997. He has served as President and Chief Executive Officer since July 1998 and has also served as Chairman of the Board since January 1999. From 1989 until August 1997, Mr. Best served as President and Chief Executive Officer of our Lone Star Steel subsidiary.

    ROBERT F. SPEARS has served as our Vice President, General Counsel and Secretary since July 1996. From 1991 until July 1996, Mr. Spears served as General Counsel of Financial Industries Corporation, a life insurance holding company in Austin, Texas.

    CHARLES J. KESZLER has served as our Vice President-Finance and Treasurer since February 1996. Mr. Keszler served as Director of Taxes and Pension Investments of our Lone Star Steel subsidiary from February 1994 to February 1996.

    CHARLES L. BLACKBURN has served as one of our directors since 1991. From 1987 until his retirement in April 1995, Mr. Blackburn served as Chairman, President and Chief Executive Officer of Maxus Energy Corporation, an oil and gas producer. Prior to joining Maxus Energy Corporation, Mr. Blackburn served as an Executive Vice-President of Shell Oil Company.

    FREDERICK B. HEGI, JR. has served as one of our directors since 1985.
Mr. Hegi has served as General Partner of Wingate Partners, L.P. and Wingate Management Co., L.P since 1987, as Principal of Wingate Management Co. II, L.P. since 1994, and as President of Valley View Capital Corporation since 1982, all of which are private investment firms. Mr. Hegi has also served as Chairman of United Stationers, Inc., a wholesale office products company, since November 1996; Chairman of Loomis--Fargo & Co., an armored car services company, since May 1999; and Chairman, President and Chief Executive Officer of Kevco, Inc., a wholesale distributor of building products to the manufactured housing and recreational vehicles industries, since July 1999. Mr. Hegi also serves as a director of United Stationers, Inc., Loomis--Fargo & Co. and Kevco, Inc.

    JAMES E. MCCORMICK has served as one of our directors since 1991.
Mr. McCormick served as President and Chief Operating Officer of Oryx Energy Company, an oil and gas exploration and production company formerly named Sun Exploration and Production Company, from 1988 until his retirement in 1992. Mr. McCormick also serves as a director of BJ Services Co., Santa Fe Snyder Corp., TESCO Corporation and Dallas National Bank.

    M. JOSEPH MCHUGH has served as one of our directors since June 1999. From November 1999 to May 2000, Mr. McHugh served as Acting Chief Financial Officer of Pillowtex Corporation, a manufacturer of home textiles. Prior to a period of retirement from January to October 1999, Mr. McHugh served as President and Chief Operating Officer of Triangle Pacific Corp., a manufacturer of hardwood flooring and kitchen and bathroom cabinets, from November 1994 to December 1998. Mr. McHugh also serves as a director of Pillowtex Corporation.

    THOMAS M. MERCER, JR. has served as one of our directors since May 1995. Since April 1995, Mr. Mercer has served as a partner of Ceres Capital Partners, which provides financial advisory and investment banking services, and since 1993 has been an owner of The Mercer Financial Company, which provides financial advisory and investment banking services.

    ALFRED M. MICALLEF has served as one of our directors since May 2000. Mr. Micallef has served as President and Chief Executive Officer of JMK International, Inc., a holding company of rubber and plastics manufacturing businesses, since January 1985. He also serves as a director of Cash America International, Inc.

    JERRY E. RYAN has served as one of our directors since May 2000. Mr. Ryan has served as a consultant to our Fintube subsidiary since January 2000.
Mr. Ryan served as Chairman of the Board of the general partner of Fintube Limited Partnership from 1989 to January 2000 and also as Chief Executive Officer of the general partner from 1989 to February 1999.

    OPERATING COMPANIES' PRESIDENTS:

    W. BYRON DUNN has served as President and Chief Executive Officer of our Lone Star Steel subsidiary since August 1997. Mr. Dunn served as Executive Vice President--Sales and Marketing of Lone Star Steel from 1991 to August 1997.

    LARRY J. SIMS has served as President and Chief Executive Officer of our Fintube subsidiary since January 2000. Mr. Sims served as President and Chief Executive Officer of the general partner of Fintube Limited Partnership from February 1999 to January 2000. From 1989 to February 1999, Mr. Sims served as President and Chief Operations Officer of the general partner of Fintube Limited Partnership.

    H. KENNETH BEIL has served as President of our Bellville subsidiary since April 2000. Mr. Beil served as President of Bellville Tube Corporation, the company that sold its assets to our subsidiary, which subsequently assumed the Bellville name, from May 1996 to March 2000 and as Vice President--Operations of Bellville Tube Corporation from 1993 to May 1996.

MANAGEMENT AND DIRECTOR STOCK OWNERSHIP

    Our management team has a vested interest in our financial performance. Our directors, executive officers and the presidents of our Lone Star Steel, Fintube and Bellville subsidiaries own an aggregate of 140,682 shares of our common stock, or 0.6%, as of June 30, 2000. Further, this group has been granted options to purchase an additional 1,181,875 shares of our common stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock by each person or entity known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock as of May 31, 2000, including the aggregate number of shares owned by the principal stockholders as of May 31, 2000, the percentage of our outstanding common stock owned by the principal stockholders as of May 31, 2000, the aggregate number of shares to be offered by the principal stockholders, the aggregate number of shares to be owned by the principal stockholders after the sale of all shares in this offering and the percentage of our outstanding common stock that will be owned by the principal stockholders after this sale, in each case assuming the offering and sale of all shares covered by this prospectus and no additional issuances to or purchases or sales by the principal stockholders of our common stock or other issuances of our common stock.

                                                                                     SHARES BENEFICIALLY
                                             SHARES BENEFICIALLY                     OWNED IF ALL SHARES
                                                    OWNED                              BEING REGISTERED
                                              PRIOR TO OFFERING       NUMBER OF       HEREUNDER ARE SOLD
                                            ----------------------   SHARES BEING   ----------------------
                                            NUMBER OF                 REGISTERED    NUMBER OF
PRINCIPAL AND SELLING STOCKHOLDERS           SHARES     PERCENT(1)   FOR SALE(2)    SHARES(3)   PERCENT(3)
----------------------------------          ---------   ----------   ------------   ---------   ----------
Alpine Capital, L.P.(4) ..................  8,965,172       38.0%        750,000    8,215,172      30.93%
  201 Main Street, Suite 3100
  Fort Worth, Texas 76102
Keystone, Inc.(4) ........................  2,279,600        9.7%             --    2,279,600       8.58%
  201 Main Street, Suite 3100
  Fort Worth, Texas 76102

------------------------

(1) Based on 23,561,610 shares of our common stock issued and outstanding as of June 30, 2000.

(2) Assuming exercise in full of the underwriters' over-allotment option, Alpine Capital, L.P. will sell 1,031,250 shares of common stock.

(3) Based on 26,561,610 shares of our common stock outstanding immediately following the completion of this offering and assuming no exercise of the underwriters' over-allotment option. Assuming exercise in full of the underwriters' over-allotment option, Alpine Capital, L.P. will own 7,933,922 shares of common stock, constituting 29.56% of the outstanding shares of common stock.

(4) Alpine Capital, L.P. and Keystone, Inc. are members of a significant stockholder group that is reported to collectively own 11,344,772 shares of our common stock, which represents approximately 48.15% of our outstanding common stock. Alpine Capital, L.P., Keystone, Inc., Robert W. Bruce, III, Algenpar, Inc., J. Taylor Crandall, The Anne T. and Robert M. Bass Foundation, Anne T. Bass and Robert M. Bass all report their holdings jointly. In a Schedule 13D filed with the Securities and Exchange Commission on June 22, 1993, as amended, these stockholders reported that these shares were acquired for investment purposes. This stock is held in the following manner:

    - Alpine Capital, L.P. has sole voting and dispositive power with respect to 8,965,172 shares of our common stock constituting approximately 38.05% of our outstanding common stock. Robert W. Bruce, III, Algenpar, Inc., and
      J. Taylor Crandall all have shared voting and dispositive power with respect to these shares.

    - Keystone, Inc. and Robert M. Bass are reported to have sole voting and dispositive power as to an additional 2,279,600 shares of our common stock, which represents approximately 9.68% of our outstanding common stock.

    - The Anne T. and Robert M. Bass Foundation is reported to have sole voting and dispositive power as to an additional 100,000 shares of our common stock, which represents approximately 0.4% of our outstanding common stock. Anne T. Bass, Robert M. Bass, Robert W. Bruce, III and J. Taylor Crandall are reported to have shared voting and dispositive power with respect to these shares.

    Thomas M. Mercer, Jr., one of the eight members of our Board of Directors, serves on our Board at the request of the selling stockholder and various related parties.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 80 million shares of common stock, $1.00 par value per share, and 10 million shares of preferred stock, $1.00 par value per share.

    The following summary of the terms and provisions of our capital stock does not purport to be complete, and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which we incorporated by reference as exhibits to the registration statement, of which this prospectus is a part, and applicable law.

COMMON STOCK

    We are authorized to issue up to 80 million shares of common stock, par value $1.00 per share. The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. The holders of our common stock are entitled to participate equally in dividends, if any, declared by our Board of Directors out of legally available funds, and in the distribution of assets in the event of liquidation. However, the payment of any dividends and the distribution of assets to holders of our common stock will be subject to any prior rights of any outstanding shares of our preferred stock. We have never paid cash dividends on our common stock. The holders of our common stock have no preemptive, conversion or other rights to subscribe for additional shares of our stock. There are no redemption rights or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    Our Board of Directors is authorized, without further action by the stockholders, to issue up to 10 million shares of preferred stock and to establish, without stockholder approval, one or more classes or series of Lone Star preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our Board of Directors may designate. No shares of our preferred stock are issued or outstanding. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of Lone Star. We have no present plan to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

    BOARD OF DIRECTORS. Our certificate of incorporation provides that our Board of Directors will set the number of members of our Board by resolution and that our Board will be divided into three classes, each class to be as nearly equal in number of directors as possible. In addition, under our certificate of incorporation, directors may be removed only for cause by the affirmative vote of 80% of the then-outstanding shares of our capital stock entitled to vote. Thus, the holder or holders of as little as one share more than 20% of the voting power may veto the removal of any director. Our certificate of incorporation also provides that vacancies on our Board of Directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, and that the newly elected director serves for the unexpired term of his or her predecessor. The likely effect of the classified board and limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of our Board of Directors. These classification provisions are subject to the rights of holders of preferred stock which may be established by our Board of Directors pursuant to our certificate of incorporation in order to permit the holders of preferred stock to elect directors under specified circumstances relating to the payment of dividends by, and the liquidation of, Lone Star.

    Our bylaws provide that nominations for the election of directors may be made by the Board of Directors, by a proxy committee appointed by the Board or by any stockholder entitled to vote in the election of directors. Under our bylaws, stockholders intending to nominate director candidates for election must give proper advance notice to the secretary of Lone Star. The chairman of any stockholder meeting may refuse to acknowledge the nomination of any person not nominated in compliance with the procedure established in the bylaws. Although this does not give the Board of Directors any power to approve or disapprove stockholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if these procedures are not followed.

    STOCKHOLDER MEETINGS. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written consent. Our certificate of incorporation further provides that special meetings of the stockholders may be called only by the Chairman of the Board of Directors or by a majority of the Board of Directors. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Lone Star.

    SPECIAL VOTE REQUIRED FOR BUSINESS COMBINATIONS. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, and provisions in our certificate of incorporation which relate to transactions with interested stockholders. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purpose of Section 203, a "business combination" includes mergers, asset sales having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years prior to the date of determination of whether the person is an "interested stockholder" did own) 15% or more of the corporation's outstanding voting stock.

    Our certificate of incorporation contains additional provisions relating to business combinations that supplement Section 203 and prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As defined in our certificate of incorporation, a "business combination" includes:

    - mergers;

    - assets sales and other transactions having an aggregate fair market value of $100 million or more;

    - the adoption of any plan or proposal for the liquidation or dissolution of Lone Star proposed by any "interested stockholder" or an affiliate of any "interested stockholder"; and

    - any reclassification of securities or other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Lone Star or any subsidiary which is directly or indirectly owned by any "interested stockholder" or any affiliate of any "interested stockholder."

As defined in our certificate of incorporation, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior two years did own, 20% or more of our outstanding voting stock or who is an assignee of any shares which were at any time within the two-year period immediately prior to the date in question beneficially owned by any "interested stockholder," if the assignment did not involve a public offering within the meaning of the Securities Act of 1933, as amended.

    AMENDING OUR CERTIFICATE OF INCORPORATION AND BYLAWS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws unless the certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The majority stockholder vote would be in addition to any separate class vote that might be required by the terms of any series of preferred stock that might be outstanding at the time any amendments are submitted to stockholders. Many of the provisions in our certificate of incorporation require the affirmative vote of 80% or more of the then-outstanding shares of our capital stock for their amendment.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement dated
           , 2000, between us and the underwriters, the underwriters named below, who are represented by Bear, Stearns & Co. Inc., Banc of America Securities LLC, Dain Rauscher Incorporated and The Robinson-Humphrey
Company, LLC, have severally agreed to purchase from us and the selling stockholder the respective numbers of shares of common stock set forth below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Bear, Stearns & Co. Inc.....................................
Banc of America Securities LLC..............................
Dain Rauscher Incorporated..................................
The Robinson-Humphrey Company, LLC..........................

                                                              ---------
        Total...............................................  3,750,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations to them, the receipt of "comfort letters" from our accountants and no occurrence of an event that would have a material adverse effect on our business. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    We and the selling stockholder have granted to the underwriters an option,
exercisable for     days from the date of the underwriting agreement, to
purchase up to 281,250 additional shares from us and up to 281,250 additional shares from the selling stockholder, in each case at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

    The underwriters propose initially to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a
concession not in excess of $    per share. The underwriters may allow, and such
dealers may reallow, a concession not in excess of $    per share on sales to
other dealers. After the offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions.

    Our officers and directors, who hold an aggregate of     % of our issued and
outstanding shares of common stock, have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Bear Stearns. Similarly, Alpine Capital, L.P. and related
entities, who hold an aggregate of     % of our issued and outstanding shares of
common stock, have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of common stock for a period of 120 days after the effective date of this prospectus without the prior written consent of Bear Stearns.

    In addition, we have agreed with the underwriters not to issue, sell, offer or agree to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any common stock, or any securities convertible into, exercisable for or exchangeable for common stock during the period from the date of this prospectus and continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Bear Stearns. These agreements do not apply to our granting stock options under existing plans covering not more than 250,000 shares of common stock in the aggregate; our issuance of common stock upon the exercise of presently outstanding stock options; our issuance of not more than 100,000 shares of common stock under our employee stock purchase plan and deferred compensation plan; or the issuance of shares of our common stock in connection with one or more acquisitions.

    In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in our common stock for their own account. In addition, to cover such over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. The representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be made on the New York Stock Exchange, in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and, if begun, may end any of these activities at any time.

    In connection with this offering, some of the underwriters and selling group members who are qualified market makers on the New York Stock Exchange may engage in passive market making transactions in our common stock on the New York Stock Exchange according to Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of the offering and before the start of offers or sales of our common stock. Passive market makers must comply with volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when specific purchase limits are exceeded.

    We and the selling stockholder have agreed to indemnify the underwriters against a number of liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make as a result of these liabilities.

    The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    From time to time, Bear Stearns and Dain Rauscher Wessels and their affiliates have provided, and may continue to provide in the future, investment banking, general financing, and banking services to us and our affiliates, for which they have received, and expect to receive, customary compensation. An affiliate of Banc of America Securities is the lead lender under the Fintube credit facility.

    The following table summarizes the compensation and estimated expenses that we and the selling stockholder will pay.

                                           PER SHARE                           TOTAL
                                -------------------------------   -------------------------------
                                   WITHOUT            WITH           WITHOUT            WITH
                                OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                --------------   --------------   --------------   --------------
Underwriting discounts and
  commissions payable by us...        $                $                $                $
Underwriting discounts and
  commissions payable by the
  selling stockholder.........        $                $                $                $
Expenses payable by us........        $                $                $                $
Expenses payable by the
  selling stockholder.........        $                $                $                $

    Our shares of common stock trade on the New York Stock Exchange under the symbol "LSS."

                                 LEGAL MATTERS

    The legality of the common stock offered in this prospectus will be passed upon for us by Thompson & Knight L.L.P., Dallas, Texas. Legal matters relating to the common stock offered by this prospectus will be passed upon for the underwriters by Locke Liddell & Sapp LLP, Dallas, Texas.

                                    EXPERTS

    The audited consolidated financial statements and schedules of Lone Star and Fintube included in and incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included or incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

    The audited financial statements of Bellville Tube Corporation incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Harper & Pearson Company, independent public accountants, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. This prospectus provides you with a general description of the securities being offered. You should read this prospectus together with additional information described under this heading "Where You Can Find More Information."

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our filings with the Securities and Exchange Commission are also available to the public over the Internet at the SEC's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

    - Annual Report on Form 10-K, as amended, for the year ended December 31, 1999.

    - Current Report on Form 8-K filed November 22, 1999 (date of event November 16, 1999).

    - Current Report on Form 8-K filed January 18, 2000 (date of event
      January 3, 2000), Amendment No. 1 to the Form 8-K filed February 3, 2000, Amendment No. 2 to the Form 8-K filed March 17, 2000, Amendment No. 3 to the Form 8-K filed March 29, 2000 and Amendment No. 4 to the Form 8-K filed June 1, 2000. The Form 8-K, as amended, includes audited financial statements of Fintube Limited Partnership and unaudited pro forma financial statements of Lone Star reflecting the acquisition by Lone Star of the Fintube assets.

    - Current Report on Form 8-K filed March 16, 2000 (date of event March 8,
      2000).

    - Quarterly Report on Form 10-Q, as amended, for the three month period ended March 31, 2000.

    - Current Report on Form 8-K filed April 17, 2000 (date of event March 31,
      2000) and Amendment No. 1 to the Form 8-K filed June 14, 2000. The
      Form 8-K, as amended, includes audited financial statements of Bellville Tube Corporation and unaudited pro forma financial statements of Lone Star reflecting the acquisition by Lone Star of the Bellville assets.

    - Registration Statement on Form 8-A filed April 9, 1997 containing a description of the Lone Star common stock.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

       Lone Star Technologies, Inc.
       P.O. Box 803546
       Dallas, Texas 75380
       Attention: Sharon Goodrich
       (972) 770-6401

                          LONE STAR TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
LONE STAR TECHNOLOGIES, INC.
Introduction to Unaudited Pro Forma Financial Information...   F-2
Unaudited Pro Forma Consolidated Balance Sheet at March 31,
  2000......................................................   F-3
Notes to Unaudited Pro Forma Consolidated Balance Sheet.....   F-4
Unaudited Pro Forma Consolidated Income Statement for the
  Three Months ended March 31, 2000.........................   F-5
Notes to Unaudited Pro Forma Consolidated Income
  Statement.................................................   F-6
Introduction to Unaudited Pro Forma Financial Information...   F-7
Unaudited Pro Forma Consolidated Income Statement for the
  Twelve Months Ended December 31, 1999.....................   F-8
Notes to Unaudited Pro Forma Consolidated Income
  Statement.................................................   F-9

Consolidated Statements of Income for the Quarter ended
  March 31, 1999 and 2000...................................   F-11
Consolidated Balance Sheets at March 31, 1999 and 2000......   F-12
Consolidated Statements of Cash Flows for the Three Months
  ended March 31, 1999 and 2000.............................   F-13
Notes to Consolidated Financial Statements at March 31,
  2000......................................................   F-14

Report of Independent Public Accountants....................   F-20
Consolidated Statements of Income for the years ended
  December 31, 1997, 1998, and 1999.........................   F-21
Consolidated Balance Sheets at December 31, 1998 and 1999...   F-22
Consolidated Statements of Shareholders' Equity at
  December 31, 1996, 1997, 1998 and 1999....................   F-23
Consolidated Statements of Cash Flows, for the years ended
  December 31, 1997, 1998, and 1999.........................   F-24
Notes to Consolidated Financial Statements..................   F-25
Schedule I--Condensed Financial Information of Registrant...   F-42
Schedule II--Valuation and Qualifying Accounts..............   F-44

FINTUBE LIMITED PARTNERSHIP
Report of Independent Public Accountants....................   F-45
Consolidated Balance Sheets at December 31, 1998 and 1999...   F-46
Consolidated Statements of Income for the years ended
  December 31, 1997, 1998 and 1999..........................   F-47
Consolidated Statements of Partners' Capital for the years
  ended December 31, 1997, 1998 and 1999....................   F-48
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................   F-49
Notes to Consolidated Financial Statements, December 31,
  1997, 1998 and 1999.......................................   F-50

                          LONE STAR TECHNOLOGIES, INC.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information (the "Pro Forma Financial Information") has been prepared to illustrate the effects of the transactions described below and is based on the Financial Statements of Lone Star Technologies, Inc. ("Lone Star") and Bellville Tube Corporation ("Bellville") for the period ended March 31, 2000, which are incorporated by reference in this Prospectus.

The following unaudited pro forma statement of operations for the period ended March 31, 2000 gives effect to the acquisition by Lone Star and its subsidiaries of the assets of Bellville (the "Acquisition"), as if such transaction had occurred on January 1, 2000. The pro forma unaudited balance sheet as of March 31, 2000 has been prepared as if the Acquisition had occurred on that date.

The Acquisition will be accounted for using the purchase method of accounting. The total purchase costs of the Acquisition (approximately $14.6 million) have been allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of the aggregate purchase price reflected in the Pro Forma Financial Information is preliminary. The final allocation of the purchase price is contingent upon the review for other intangible assets and an assessment of the acquired net assets; however, that allocation is not expected to differ materially from the preliminary allocation.

The Pro Forma Financial Information is based on the historical financial statements of Lone Star and Bellville and the assumptions and adjustments described in the accompanying notes. Lone Star's historical March 31, 2000 financial statements were restated to reflect the utilization of a $0.8 million reserve previously set aside for an inventory purchase commitment. The unaudited pro forma statements of operations do not purport to represent what Lone Star's results of operations actually would have been if the acquisition had occurred as of the date indicated or what results will be for any future periods. The Pro Forma Financial Information is based upon assumptions that Lone Star believes are reasonable and should be read in conjunction with the Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                          LONE STAR TECHNOLOGIES, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 2000

                                               (A)                                        LONE STAR
                                            LONE STAR        (B)        PRO FORMA        TECHNOLOGIES
                                           TECHNOLOGIES   BELLVILLE    ADJUSTMENTS        PRO FORMA
                                           ------------   ----------   ------------      ------------
                 ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.............   $  7,100,000   $  500,000   $   (500,000)(c)  $  7,100,000
  Short-term investments................      1,300,000           --             --         1,300,000
  Accounts receivable, net..............     86,900,000    1,484,000     (1,484,000)(c)    86,900,000
  Inventories...........................    122,500,000      410,000             --       122,910,000
  Prepaid expenses and other current
    assets..............................      2,500,000       23,000             --         2,523,000
                                           ------------   ----------   ------------      ------------
    Total current assets................    220,300,000    2,417,000     (1,984,000)      220,733,000

MARKETABLE SECURITIES...................     20,400,000           --             --        20,400,000

PROPERTY, PLANT, AND EQUIPMENT, net.....    168,000,000    2,800,000      4,507,000 (d)   175,307,000

GOODWILL AND OTHER INTANGIBLES..........     48,500,000           --      7,079,000 (d)    55,579,000

PREPAID DEPOSIT FOR ACQUISITION.........     14,586,000           --    (14,586,000)(d)            --

OTHER ASSETS............................     15,814,000           --             --        15,814,000
                                           ------------   ----------   ------------      ------------
    Total assets........................   $487,600,000   $5,217,000   $ (4,984,000)     $487,833,000
                                           ============   ==========   ============      ============
  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt.....   $  8,000,000   $       --   $         --      $  8,000,000
  Accounts payable......................     74,700,000      233,000             --        74,933,000
  Accrued liabilities...................     31,700,000      505,000       (505,000)(c)    31,700,000
  Due to stockholders...................             --      500,000       (500,000)(c)            --
                                           ------------   ----------   ------------      ------------
    Total current liabilities...........    114,400,000    1,238,000     (1,005,000)      114,633,000

LONG-TERM DEBT, net.....................     38,000,000           --             --        38,000,000

REVOLVING CREDIT FACILITY...............     69,300,000           --                       69,300,000

OTHER NONCURRENT LIABILITIES............     41,800,000           --             --        41,800,000
                                           ------------   ----------   ------------      ------------
    Total liabilities...................    263,500,000    1,238,000     (1,005,000)      263,733,000

STOCKHOLDERS' EQUITY....................    224,100,000    3,979,000     (3,979,000)(e)   224,100,000
                                           ------------   ----------   ------------      ------------
    Total liabilities and stockholders'
      equity............................   $487,600,000   $5,217,000   $ (4,984,000)     $487,833,000
                                           ============   ==========   ============      ============

The accompanying notes are an integral part of this unaudited pro forma balance sheet.

                          LONE STAR TECHNOLOGIES, INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

a) The historical balances for Lone Star are derived from the unaudited financial statements of Lone Star as of March 31, 2000.

b) The historical balances for Bellville are derived from the audited financial statements of Bellville as of March 31, 2000.

c) Lone Star did not acquire the accounts receivable and did not assume certain liabilities of Bellville Tube Corporation. These adjustments reflect the elimination of such assets as follows:

                                                 ACCOUNTS       ACCRUED        DUE TO
                                      CASH      RECEIVABLE    LIABILITIES   STOCKHOLDERS
                                    ---------   -----------   -----------   ------------
Elimination of assets not
  acquired........................  $(500,000)  $(1,484,000)   $      --     $      --
Elimination of liabilities not
  assumed.........................         --            --     (505,000)     (500,000)
                                    ---------   -----------    ---------     ---------
    Total.........................  $(500,000)  $(1,484,000)   $(505,000)    $(500,000)

d) Reflects the preliminary allocation of the purchase price for the Acquisition, which was recorded by Lone Star as of March 31, 2000 as prepaid deposit for acquisition. The Acquisition will be accounted for using the purchase method of accounting. The Company has not yet determined the final allocation of the purchase price and, accordingly, the amounts shown below may differ from the amounts ultimately determined; however, that allocation is not expected to differ materially from the preliminary allocation.

    The preliminary pro forma allocation of the purchase price is as follows:

Purchase price for net assets of Bellville..................  $14,586,000
  Less--Net assets of Bellville acquired (Bellville accounts
    receivable not acquired)................................    3,000,000
                                                              -----------
        Excess of purchase price over historical amounts to
          be allocated......................................  $11,586,000
                                                              ===========

    Allocation of excess purchase price based on preliminary estimated values:

Property, plant, and equipment..............................  $ 4,507,000
Goodwill and other intangibles..............................    7,079,000
                                                              -----------
  Total excess purchase price...............................  $11,586,000
                                                              ===========

e) Reflects the elimination of Bellville stockholders' equity at December 31, 1999.

                          LONE STAR TECHNOLOGIES, INC.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                   FOR THE THREE MONTHS ENDED MARCH 31, 2000

                                              (A)                                         LONE STAR
                                           LONE STAR         (B)        PRO FORMA       TECHNOLOGIES
                                         TECHNOLOGIES     BELLVILLE    ADJUSTMENTS        PRO FORMA
                                         -------------   -----------   -----------      -------------
NET SALES/REVENUES.....................  $ 153,900,000   $ 3,548,000   $(3,344,000)(c)  $ 154,104,000
COST OF SALES..........................   (135,900,000)   (2,411,000)    3,430,000 (d)   (134,881,000)
                                         -------------   -----------   -----------      -------------
    Gross profit.......................     18,000,000     1,137,000        86,000         19,223,000
SELLING, GENERAL, AND ADMINISTRATIVE
  EXPENSES.............................     (8,200,000)     (541,000)      (59,000)(e)     (8,800,000)
                                         -------------   -----------   -----------      -------------
    Operating income (loss)............      9,800,000       596,000        27,000         10,423,000

INTEREST INCOME........................        500,000        21,000      (147,000)(f)        374,000
INTEREST EXPENSE.......................     (3,000,000)           --      (108,000 (g)     (3,108,000)
OTHER INCOME (EXPENSE).................        200,000        35,000            --            235,000
                                         -------------   -----------   -----------      -------------
    Income (loss) before income
      taxes............................      7,500,000       652,000      (228,000)         7,924,000

INCOME TAX BENEFIT (EXPENSE)...........       (400,000)      (33,000)       33,000 (h)       (400,000)
                                         -------------   -----------   -----------      -------------
NET INCOME (LOSS)......................  $   7,100,000   $   619,000   $  (195,000)     $   7,524,000
                                         =============   ===========   ===========      =============
NET LOSS PER SHARE
  Basic................................  $         .30            --            --      $         .32
  Diluted..............................  $         .29            --            --      $         .31
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic................................     23,400,000            --            --         23,400,000
  Diluted..............................     24,000,000            --            --         24,000,000

    The accompanying notes are an integral part of this unaudited pro forma financial statement.

                          LONE STAR TECHNOLOGIES, INC.

           NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

a) The historical balances for Lone Star are derived from the unaudited financial statements of Lone Star for the three months ended March 31, 2000.

b) The historical balances for Bellville are derived from the audited financial statements of Bellville for the three months ended March 31, 2000.

c) Reflects the elimination of intercompany transactions between Lone Star and Bellville.

d) Reflects the incremental change in depreciation expense due to purchase accounting adjustments to the fair value of property, plant and equipment consistent with the depreciation policies utilized by Lone Star, and the elimination of the effects of sales between Lone Star and Bellville.

Reduction in Depreciation expense...........................  $   80,000
Elimination of Intercompany transactions....................   3,344,000
                                                              ----------
                                                              $3,430,000
                                                              ==========

e) Reflects the incremental change in amortization expense due to purchase accounting and adjustments to intangible assets in connection with the acquisition consistent with the amortization policies utilized by Lone Star.

f) Reflects a reduction in interest income on the invested cash used to acquire Bellville at an assumed rate of 5.3%.

g) Reflects interest expense (at an assumed rate of 8.64%) associated with the incremental borrowings under the revolving credit agreement, in connection with the Acquisition financing.

h) Reflects the utilization of Lone Star's net operating loss carryforward to eliminate the Bellville income tax expense.

                          LONE STAR TECHNOLOGIES, INC.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

INTRODUCTION

    The following unaudited pro forma financial information (the "Pro Forma Financial Information") is based on the Financial Statements of Lone Star Technologies, Inc. ("Lone Star"), Fintube Limited Partnership ("Fintube") and Bellville Tube Corporation ("Bellville") for the year ended December 31, 1999, which are included elsewhere or incorporated by reference in this Prospectus, and has been prepared to illustrate the effects of the transactions described below.

    The following unaudited pro forma income statement for the year ended December 31, 1999 gives effect to the acquisition by Lone Star and its subsidiaries of the assets of Fintube, the Fintube subsidiaries and Bellville (the "Acquisition"), and the issuance of approximately 760,000 shares of Lone Star common stock, as if such transactions had occurred on January 1, 1999.

    The Acquisition will be accounted for using the purchase method of accounting. The total purchase costs of the Acquisition (approximately
$85 million for Fintube and $15 million for Bellville) have been allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of the aggregate purchase price reflected in the Pro Forma Financial Information is preliminary. The final allocation of the purchase price is contingent upon the review for other intangible assets and an assessment of the acquired net assets; however, that allocation is not expected to differ materially from the preliminary allocation.

    The Pro Forma Financial Information is based on the historical financial statements of Lone Star, Fintube and Bellville and the assumptions and adjustments described in the accompanying notes. Lone Star's historical
December 31, 1999 financial statements were restated to reflect the utilization of a $0.8 million reserve previously set aside for an inventory purchase commitment. The unaudited pro forma income statement does not purport to represent what Lone Star's results of operations actually would have been if the Acquisition and the above-described stock issuance had occurred as of the date indicated or what the results will be for any future periods. The Pro Forma Financial Information is based upon assumptions that Lone Star believes are reasonable and should be read in conjunction with the Financial Statements and the related notes thereto included elsewhere in this Prospectus or incorporated herein by reference.

                          LONE STAR TECHNOLOGIES, INC.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999

                                                                        PRO FORMA
                                                          FINTUBE       LONE STAR                    BELLVILLE
                              (A)            (B)         PRO FORMA      & FINTUBE         (C)        PRO FORMA      LONE STAR
                           LONE STAR       FINTUBE      ADJUSTMENTS     SUBTOTAL       BELLVILLE    ADJUSTMENTS     PRO FORMA
                         -------------   ------------   -----------   -------------   -----------   -----------   -------------
NET SALES/ REVENUES....  $ 353,400,000   $ 80,744,000   $       --    $ 434,144,000   $ 9,235,000   $(7,600,000)(h) $ 435,779,000
COST OF SALES..........   (340,600,000)   (53,848,000)     492,000 (d)  (393,956,000)  (7,034,000)   7,914,000 (i)  (393,076,000)
                         -------------   ------------   -----------   -------------   -----------   -----------   -------------
    Gross profit.......     12,800,000     26,896,000      492,000       40,188,000     2,201,000      314,000       42,703,000

SELLING, GENERAL AND
  ADMINISTRATIVE
  EXPENSES.............    (15,500,000)   (13,820,000)    (251,000)(e)   (29,571,000)    (756,000)    (248,000)(j)   (30,575,000)
                         -------------   ------------   -----------   -------------   -----------   -----------   -------------
    Operating income
      (loss)...........     (2,700,000)    13,076,000      241,000       10,617,000     1,445,000       66,000       12,128,000

INTEREST INCOME........      1,800,000             --           --        1,800,000        90,000     (596,000)(k)     1,294,000
INTEREST EXPENSE.......     (4,600,000)    (1,171,000)  (4,653,000)(f)   (10,424,000)          --     (432,000)(l)   (10,856,000)
OTHER INCOME
  (EXPENSE)............             --      2,169,000           --        2,169,000            --           --        2,169,000
                         -------------   ------------   -----------   -------------   -----------   -----------   -------------
  Income (loss) before
    income taxes.......     (5,500,000)    14,074,000   (4,412,000)       4,162,000     1,535,000     (962,000)       4,735,000

INCOME TAX BENEFIT
  (EXPENSE)............             --       (117,000)          --         (117,000)      (58,000)      58,000 (m)      (117,000)
                         -------------   ------------   -----------   -------------   -----------   -----------   -------------
NET INCOME (LOSS)......  $  (5,500,000)  $ 13,957,000   $(4,412,000)  $   4,045,000   $ 1,477,000   $ (904,000)   $   4,618,000
                         =============   ============   ===========   =============   ===========   ===========   =============
NET LOSS PER SHARE
  Basic................  $        (.24)            --           --              .18            --           --              .20
  Diluted..............  $        (.24)            --           --              .18            --           --              .20
WEIGHTED AVERAGE SHARES
  OUTSTANDING
  Basic................     22,548,000             --      760,000 (g)    23,308,000           --           --       23,308,000
  Diluted..............     22,548,000             --    1,076,000 (g)    23,624,000           --           --       23,624,000

    The accompanying notes are an integral part of this unaudited pro forma financial statement.

                          LONE STAR TECHNOLOGIES, INC.

           NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

a) The historical balances for Lone Star are derived from the audited financial statements of Lone Star for the twelve months ended December 31, 1999.

b) The historical balances for Fintube are derived from the audited financial statements of Fintube for the twelve months ended December 31, 1999.

c) The historical balances for Bellville are derived from the audited financial statements of Bellville for the twelve months ended December 31, 1999.

d) Reflects the reduction in depreciation expense due to purchase accounting adjustments to the fair value of property, plant, and equipment consistent with the depreciation policies utilized by Lone Star.

e) Reflects the incremental change in amortization expense due to purchase accounting and adjustments to intangible assets in connection with the acquisition consistent with the amortization policies utilized by Lone Star. This adjustment also reflects the elimination of compensation expense from the Fintube Management Equity Participation Plan, obligations of which Lone Star did not assume.

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              ------------------
Incremental change in amortization expense..................     $(1,906,000)
Less Elimination of Compensation expense of Fintube.........       1,655,000
                                                                 -----------
  Net Selling, General and Administrative expenses..........     $  (251,000)
                                                                 ===========

f) Reflects interest expense (at an assumed rate of 8.64%) associated with the borrowings under the revolving credit agreement and term loan, and amortization of deferred financing cost in connection with the Fintube Acquisitions.

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              ------------------
Interest expense related to new borrowings--Fintube.........     $ 5,824,000
Less--Historical interest expense of Fintube (debt not
  assumed)..................................................      (1,171,000)
                                                                 -----------
                                                                 $ 4,653,000
                                                                 ===========

g) Reflects the issuance of approximately 760,000 shares to the limited partners of Fintube. Diluted weighted average shares outstanding also includes the Lone Star stock options which are dilutive.

h)  Reflects the elimination of sales between Lone Star and Bellville.

i) Reflects the reduction in depreciation expense due to purchase accounting adjustments to the fair value of property, plant, and equipment consistent with the depreciation policies utilized by Lone Star, and the elimination of the effects of sales between Lone Star and Bellville.

Reduction in depreciation expense...........................    314,000
Elimination of intercompany transactions....................  7,600,000
                                                              ---------
                                                              7,914,000
                                                              =========

                          LONE STAR TECHNOLOGIES, INC.

j) Reflects the incremental change in amortization expense due to purchase accounting and adjustments to intangible assets in connection with the acquisition consistent with the amortization policies utilized by Lone Star.

k) Reflects a reduction in interest income on the invested cash used to acquire Bellville at an assumed rate of 5.3%.

l) Reflects interest expense (at an assumed rate of 8.64%) associated with the borrowings under the revolving credit agreement

m) Reflects the utilization of Lone Star's net operating loss carryforwards to eliminate the Bellville income tax expense.

                          LONE STAR TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                (UNAUDITED, IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                  FOR THE QUARTER ENDED
                                                                        MARCH 31,
                                                                  ----------------------
                                                                    1999          2000
                                                                  --------      --------
Net revenues................................................      $ 63.7        $ 153.9
Cost of goods sold..........................................       (65.9)        (136.0)
                                                                  -------       -------
  Gross profit (loss).......................................        (2.2)          17.9
Selling, general and administrative expenses................        (3.8)          (8.1)
                                                                  -------       -------
  Operating income (loss)...................................        (6.0)           9.8
Interest income.............................................         0.4            0.5
Interest expense............................................        (0.9)          (3.0)
Other income (expense)......................................        (0.1)           0.2
                                                                  -------       -------
  Income (loss) from continuing operations before income
    tax.....................................................        (6.6)           7.5
Income tax..................................................        --             (0.4)
                                                                  -------       -------
  NET INCOME (LOSS).........................................      $ (6.6)       $   7.1
                                                                  =======       =======
PER COMMON SHARE--BASIC:
  NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS........      $ (0.29)      $  0.30
                                                                  =======       =======
PER COMMON SHARE--DILUTED:
  NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS........      $ (0.29)      $  0.29
                                                                  =======       =======
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................................        22.5           23.4
  Diluted...................................................        22.5           24.0

                            See accompanying notes.

                          LONE STAR TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                  (UNAUDITED, IN MILLIONS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                  DECEMBER 31,    MARCH 31,
                                                                      1999           2000
                                                                  -------------   ----------
CURRENT ASSETS:
  Cash and cash equivalents.................................         $ 22.2         $  7.1
  Short-term investments....................................            1.2            1.3
  Accounts receivable, net..................................           56.1           86.9
  Current inventories, net..................................           88.9          122.5
  Other current assets......................................            3.7            2.5
                                                                     ------         ------
TOTAL CURRENT ASSETS........................................          172.1          220.3
Marketable securities.......................................           15.4           20.4
Property, plant, and equipment, net.........................          149.5          168.0
Goodwill....................................................             --           48.5
Prepaid Bellville acquisition cost..........................             --           14.6
Other noncurrent assets.....................................           14.1           15.8
                                                                     ------         ------
TOTAL ASSETS................................................         $351.1         $487.6
                                                                     ======         ======

                     LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES:

  Current installments on long-term debt....................         $  2.0         $  8.0
  Accounts payable..........................................           57.0           74.7
  Accrued liabilities.......................................           26.2           31.7
                                                                     ------         ------
TOTAL CURRENT LIABILITIES...................................           85.2          114.4
                                                                     ------         ------
Term loan...................................................            7.0           38.0
Revolving credit facility...................................           21.0           69.3
Postretirement benefit obligations..........................           26.1           26.0
Other noncurrent liabilities................................           15.9           15.8
                                                                     ------         ------
TOTAL LIABILITIES...........................................          155.2          263.5
                                                                     ------         ------
Commitments and Contingencies (See Note 8)..................             --             --
SHAREHOLDERS' EQUITY:
  Preferred stock, $1 par value (authorized: 10,000,000
    shares, issued: none)...................................             --             --
  Common stock, $1 par value (authorized: 80,000,000 shares,
    issued: 23,061,864, 23,822,101, respectively)...........           23.1           23.8
  Capital surplus...........................................          209.9          223.7
  Accumulated other comprehensive loss......................           (1.4)          (1.8)
  Accumulated deficit.......................................          (21.0)         (13.8)
  Treasury stock (462,991 and 321,866 common shares,
    respectively)...........................................          (14.7)          (7.8)
                                                                     ------         ------
TOTAL SHAREHOLDERS' EQUITY..................................          195.9          224.1
                                                                     ------         ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................         $351.1         $487.6
                                                                     ======         ======

                            See accompanying notes.

                          LONE STAR TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (UNAUDITED, IN MILLIONS)

                                                                     FOR THE QUARTER
                                                                          ENDED
                                                                        MARCH 31,
                                                                  ----------------------
                                                                    1999          2000
                                                                  --------      --------
BEGINNING CASH AND CASH EQUIVALENTS.........................       $ 20.9        $ 22.2
                                                                   ======        ======
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................         (6.6)          7.1
ADJUSTMENTS TO RECONCILE NET EARNINGS (LOSS) TO NET CASH....
  PROVIDED BY OPERATING ACTIVITIES:
    Depreciation and amortization...........................          4.2           5.1
    Accounts receivable, net................................          2.5         (15.3)
    Current inventories, net................................         14.5         (22.9)
    Accounts payable and accrued liabilities................         (3.3)         13.2
    Other...................................................         (1.4)          2.1
                                                                   ------        ------
      NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES......          9.9         (10.7)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................         (1.4)         (4.0)
  Short-term investments....................................          2.0          (0.1)
  Marketable securities.....................................          2.0          (5.0)
  Advance payment for acquisition of Bellville Assets.......           --         (14.6)
  Cash paid for acquisition of Fintube......................           --         (67.1)
                                                                   ------        ------
      NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES......          2.6         (90.8)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt..............................         10.0            --
  Initial borrowings under new revolving credit facility....         34.0           6.8
  Net borrowings (payments) under revolving credit
    facility................................................        (10.3)         41.5
  Net payments under old revolving credit facility..........        (44.0)           --
  Issuance of term note.....................................           --          39.0
  Term note repayment.......................................           --          (2.0)
  Issuance of common stock..................................           --           1.1
                                                                   ------        ------
      NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES......        (10.3)         86.4
                                                                   ------        ------
      Net increase (decrease) in cash and cash
        equivalents.........................................          2.2         (15.1)
                                                                   ------        ------
      ENDING CASH AND CASH EQUIVALENTS......................       $ 23.1        $  7.1
                                                                   ======        ======
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTION:
  ISSUANCE OF COMMON STOCK FOR ACQUISITION..................           --        $ 20.0

                            See accompanying notes.

                          LONE STAR TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1

    In the opinion of management, the unaudited consolidated financial statements include all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the financial position as of March 31, 2000 and the cash flows and the results of operations for the three months ended March 31, 2000 and 1999. Unaudited financial statements are prepared on a basis substantially consistent with those audited for the year ended December 31, 1999. Effective January 1, 2000, Lone Star Technologies, Inc. ("Lone Star") acquired the assets of Fintube Limited Partnership. The accompanying consolidated financial statements include the operations of Fintube for the three-month period ended March 31, 2000. The results of operations for the interim periods presented may not be indicative of total results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations promulgated by the Securities and Exchange Commission. However, management believes that the disclosures contained herein are adequate to make the information presented not misleading. Certain reclassifications of prior period amounts have been made to conform with the current period. The unaudited financial statements should be read in conjunction with the audited financial statements and accompanying notes in Lone Star Annual Report on Form 10-K for the year ended December 31, 1999.

NOTE 2--ACQUISITIONS

    On January 3, 2000, Lone Star through Fintube Technologies, Inc. (Purchaser) (a wholly owned subsidiary of Lone Star), purchased substantially all of the assets of Fintube Limited Partnership (FLP) for a base purchase price of $82.0 million plus a $2.5 million adjustment for working capital and approximately $1.5 million in acquisition related expenses. The acquisition was effective as of January 1, 2000. The working capital adjustment was estimated at the closing and is expected to be adjusted on an actual, post-closing basis in August 2000. The consideration for the acquisition was determined following a competitive bidding process in arm's-length negotiations between Lone Star and FLP. The acquired business involves the design and production of finned tubes and other products used in a variety of heat recovery applications. Lone Star intends to operate and to use the assets acquired in the Acquisition in substantially the same manner as they were used by FLP prior to the Acquisition. Lone Star and Purchaser utilized three different sources of financing to pay the purchase price. Lone Star used $20.0 million of cash that it received from Lone Star Steel Company ("Steel"), a wholly owned subsidiary of Lone Star, in connection with Steel's repayment of a $20.0 million subordinated loan from Lone Star. Steel borrowed the $20.0 million that it repaid to Lone Star under Steel's $90.0 million revolving line of credit with the CIT Group/ Business Credit, Inc., acting on its own behalf and as agent for other banks. Additionally, Lone Star issued approximately $20.0 million of Lone Star common stock directly to the limited partners or other beneficial owners of FLP. Finally, Purchaser entered into a new Credit Agreement with Bank of America, acting on its own behalf and as agent for other banks, in connection with the Acquisition and borrowed (i) approximately $7.0 million under the revolving credit facility and (ii) $39.0 million under the term loan facility.

    The acquisition by Purchaser has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon fair value at the date of the acquisition. The excess purchase price over the fair values of the tangible net assets acquired was approximately $50.1 million, has been recorded as goodwill and is being amortized on a straight-line basis over 30 years. In the event that facts and circumstances indicate that the goodwill

                          LONE STAR TECHNOLOGIES, INC.

                                  (UNAUDITED)

NOTE 2--ACQUISITIONS (CONTINUED)
may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if an adjustment is required.

    The net purchase price was allocated as follows (in thousands):

Current Assets..............................................  $26,573
Net property & equipment....................................   17,963
Other Assets................................................      675
Goodwill & other intangibles................................   50,113
Liabilities Assumed.........................................    9,799
                                                              -------
  Net purchase price........................................  $85,525

    The allocation of the purchase price is preliminary and subject to adjustment pending the outcome of an assessment of the intangible assets acquired and the terms of the working capital purchase price adjustment.

    On April 1, 2000 Lone Star purchased substantially all of the assets of Bellville Tube Corporation for a base purchase price of $14.8 million less a $0.2 million adjustment for working capital. The working capital adjustments were estimated at the closing and are expected to be adjusted on an actual, post-closing basis in August 2000. The consideration for the acquisition was determined through arm's length negotiations between Lone Star and Bellville. Lone Star financed the acquisition through cash held by Lone Star and $5.0 million of borrowings. In connection with these borrowings, Steel borrowed $5.0 million under its present credit facility to repay the remaining $5.0 million of its subordinated loan to Lone Star. Lone Star guaranteed an additional $5.0 million of the Subsidiary's credit facility, pledged the stock of Purchaser as collateral for such guaranty, and used the loan repayment to fund a portion of the Bellville purchase price. The cash paid for the acquisition was wired to Bellville on March 31, 2000; however, the purchase was not effective until April 1, 2000. The acquisition of Bellville will be accounted for under the purchase method of accounting.

    The accompanying consolidated balance sheet reflects a $14.6 million prepaid deposit for the acquisition and an increase in borrowings under Steel's revolving credit agreement of $5.0 million. The actual purchase price allocation will be recorded on April 1, 2000.

    The unaudited pro forma results below assume the acquisitions occurred at the beginning of the period presented (in millions, except per share amounts):

                                                                QUARTER ENDED
                                                                  MARCH 31
                                                             -------------------
                                                               1999       2000
                                                             --------   --------
Net sales..................................................   $87.7     $154.1
Net income (loss)..........................................    (2.6)       7.5
Basic income (loss) per share..............................    (0.11)      0.32
Diluted income (loss) per share............................    (0.11)      0.31

                          LONE STAR TECHNOLOGIES, INC.

                                  (UNAUDITED)

NOTE 2--ACQUISITIONS (CONTINUED)
    The above pro forma results include adjustments to give effect to amortization of goodwill, interest expense and other purchase price adjustments. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented, nor are they necessarily indicative of future operating results. Lone Star has not yet determined the final allocation of the purchase price and, accordingly, the amounts shown may differ from the amounts ultimately determined; however, that allocation is not expected to differ materially from the preliminary allocation.

NOTE 3--BUSINESS SEGMENTS DATA

                                                                     FOR THE QUARTER
                                                                          ENDED
                                                                        MARCH 31,
                                                                  ----------------------
                                                                    1999          2000
                                                                  --------      --------
                                                                      (IN MILLIONS)
OILFIELD PRODUCTS
Net revenues................................................       $30.0         $ 81.5
Operating earnings (loss)...................................        (4.6)           3.5
Identifiable assets.........................................       136.9          194.5
Capital expenditures........................................         0.6            2.2
Depreciation and amortization...............................         2.2            2.5
SPECIALTY TUBING
Net revenues................................................       $26.7         $ 56.7
Operating earnings..........................................         0.4            6.1
Identifiable assets.........................................       126.8          224.7
Capital expenditures........................................         0.8            1.8
Depreciation and amortization...............................         1.8            2.4
FLAT ROLLED STEEL AND OTHER PRODUCTS
Net revenues................................................       $ 7.0         $ 15.7
Operating loss..............................................        (1.2)          (0.1)
Identifiable assets.........................................        15.4            2.1
Capital expenditures........................................          --             --
Depreciation and amortization...............................         0.2            0.2
CORPORATE AND OTHER NON-SEGMENTS
Net revenues................................................       $  --         $   --
Operating earnings (loss)...................................        (0.6)           0.3
Identifiable assets.........................................        35.8           47.1
CONSOLIDATED TOTALS
Net revenues................................................       $63.7         $153.9
Operating earnings (loss)...................................        (6.0)           9.8
Identifiable assets.........................................       314.9          487.0
Capital expenditures........................................         1.4            4.0
Depreciation and amortization...............................         4.2            5.1

                          LONE STAR TECHNOLOGIES, INC.

                                  (UNAUDITED)

NOTE 4--DEBT

    On March 16, 1999, Lone Star Steel Company (Steel) refinanced the $100.0 million revolving credit facility that it had in place at year-end 1998 with a $90.0 million revolving line of credit and a three-year $10.0 million term loan. Under the new revolving credit facility, Steel can borrow an amount based on a percentage of eligible accounts receivable and inventories, reduced by outstanding letters of credit. At March 31, 2000, borrowings totaled $67.3 million including $8.5 million on the term loan with a remaining availability of $30.8 million. At Steel's option, the interest rate is the prime lending rate plus 1.0% or the LIBOR plus 3.0%. Steel pays a 0.375% per annum fee on the unused portion of the credit facility. The term loan is repayable in quarterly installments of $0.5 million, together with interest at the prime lending rate plus 1.5% or the LIBOR plus 3.5%. Steel's assets other than real estate secure these loans. In connection with Lone Star's purchase of assets from Fintube Limited Partnership on January 3, 2000, and Bellville Tube Corporation (Bellville) effective April 1, 2000 (see Note 2), Steel borrowed $25.0 million under its present credit facility to repay its $25.0 million subordinated loan to Lone Star, Lone Star guaranteed $25.0 million of Steel's credit facility and Lone Star used the loan repayment to fund a portion of the purchase price payable in the Fintube Limited Partnership and Bellville acquisitions.

    On January 3, 2000, Lone Star's new subsidiary, Fintube Technologies, Inc. (Fintube) entered into a new senior credit facility providing a $20.0 million revolving line of credit and a $39.0 million term loan used to pay part of the cash portion of the purchase price in its acquisition of substantially all of the assets of Fintube Limited Partnership. Under the revolving line of credit, Fintube can borrow an amount based on a percentage of eligible accounts receivable and eligible inventory, reduced by outstanding letters of credit. At Fintube's option, the interest rate is the prime lending rate plus 1.0% or the LIBOR plus 2.5%. Fintube pays a 0.50% rate on the unused portion of the credit facility. The interest rate on $20.0 million of the term loan is fixed by a rate swap agreement at 7.02% and on the remainder of the term loan is the same as the revolving credit facility. The term loan is repayable in quarterly installments of $1.5 million through December 31, 2002 and of $1.75 million thereafter through December 31, 2005. As of March 31, 2000, borrowings by the Fintube subsidiary totaled approximately $48.0 million, including the term loan, with a remaining availability, based on eligible accounts receivable and inventory on such date, of approximately $8.3 million.

NOTE 5--EARNINGS PER SHARE

    Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock. The numbers of shares used to compute basic earnings per share for the three months ended March 31, 2000 and 1999, respectively, were 23.4 million and 22.5 million. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and other dilutive securities. The numbers of shares used to compute diluted earnings per share for the three months ended March 31, 2000 was
24.0 million--dilutive securities equivalent to 0.6 million shares of common stock were outstanding during the three months ended March 31, 2000. Dilutive securities were not included in the computation of diluted EPS for March 31, 1999. Lone Star had losses in that period and the effect of including the dilutive securities would have been anti-dilutive to EPS.

NOTE 6--INVENTORIES

    At March 31, 2000, inventories totaled $152.9 million before LIFO and other reserves and were composed of finished goods, $19.3 million; work in process, $67.0 million; and raw materials and supplies,

                          LONE STAR TECHNOLOGIES, INC.

                                  (UNAUDITED)

NOTE 6--INVENTORIES (CONTINUED)
$66.6 million. Net of LIFO and other reserves of $23.1 million, inventories were $129.2 million, of which $6.7 million (consisting of supplies and spare parts) were classified as noncurrent assets.

NOTE 7--CASH, INVESTMENTS, AND MARKETABLE SECURITIES

    Lone Star's cash equivalents include highly liquid investments in a fund consisting of U. S. government and related agencies obligations with original maturities of less than three months. Short-term investments consist of U. S. government and related agencies obligations with maturities at purchase greater than three months and up to one year. Marketable securities consist of U. S. government and related agencies obligations with maturities at purchase greater than one year and up to two years. Lone Star's total cash equivalents, short-term investments and marketable securities, the weighted average maturity of which is less than one year, are classified as held-to-maturity because Lone Star has the intent and ability to hold them to maturity.

NOTE 8--COMMITMENTS AND CONTINGENCIES

    Steel and Fintube have various commitments for the purchase of raw materials, certain tubular goods, supplies, services, and energy arising in the ordinary course of business. The majority of these commitments are for a period of less than one year.

    Steel's and Fintube's operations are subject to foreign, federal, state, provincial and local environmental laws and regulations concerning, among other things, waste materials, wastewater disposal and air emissions. Lone Star believes that its subsidiaries are currently in material compliance with all applicable environmental laws and regulations.

NOTE 9--INCOME TAXES

    Lone Star had federal tax net operating loss carryforwards of approximately $261.6 million at March 31, 2000, a portion of which may be related to American Federal Bank (AFB), a previous subsidiary of Lone Star, and subject to an agreement with the Federal Deposit Insurance Corporation (FDIC) whereby Lone Star may be required to pay the FDIC for certain tax benefits. A provision for alternative minimum tax of $0.4 million was recognized for the quarter ended March 31, 2000. Because of the net losses for the three months ended March 31, 1999, no provision for taxes was recognized for that period. If not utilized, the net operating loss carryforwards will expire between years 2003 and 2014.

NOTE 10--COMPREHENSIVE INCOME (LOSS)

    Comprehensive income (loss) for the quarters ended March 31, 2000 and March 31, 1999 was:

                                                           MARCH 31,    MARCH 31,
                                                              1999         2000
                                                           ----------   ----------
                                                                (IN MILLIONS)
Net income (loss)........................................     $(6.6)       $ 7.1
Employee benefit plan stock grant........................        --         (0.4)
                                                              -----        -----
Comprehensive income (loss)..............................     $(6.6)       $ 6.7

                          LONE STAR TECHNOLOGIES, INC.

                                  (UNAUDITED)

NOTE 11--NEW ACCOUNTING PRONOUNCEMENT

    The SEC recently issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company is currently evaluating the impact of this pronouncement, and does not believe its application will have a material effect on the financial statements.

NOTE 12--RESTATEMENT OF FINANCIAL STATEMENTS

    Lone Star's Consolidated Balance Sheet as of March 31, 2000 has been revised as a result of the restatement of Lone Star's Consolidated Financial Statements for the fourth quarter of 1999 and the year ended December 31, 1999 to reflect the utilization of the remaining $0.8 million of Lone Star's reserve related to an inventory purchase commitment which was originally recorded in 1998.

    A summary of the effect of the restatement is as follows (in millions):

                                                      AS REPORTED      AS RESTATED
                                                      -----------      -----------
Accrued Liabilities.................................     $ 32.5           $ 31.7
Total Current Liabilities...........................      115.2            114.4
Total Liabilities...................................      264.3            263.5
Accumulated Deficit.................................      (14.6)           (13.8)
Total Shareholder's Equity..........................      223.3            224.1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Lone Star Technologies, Inc. (Lone
Star):

    We have audited the accompanying consolidated balance sheets of Lone Star (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the three years ended December 31, 1999, as restated. These financial statements and the schedules referred to below are the responsibility of Lone Star's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As explained in Note N, the Company has restated the consolidated financial statements and schedules as of December 31, 1999 and for the year then ended.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lone Star and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the three years ended December 31, 1999, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the index to consolidated financial statements are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not a part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Dallas, Texas,
    January 20, 2000 (except with respect to certain information in
                  Note M as to which the date is March 8, 2000
                  and Note N as to which the date is May 31, 2000)

                          LONE STAR TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------   ---------   ---------
Net revenues................................................  $  654.3    $  432.4    $  353.4
Cost of goods sold..........................................    (590.1)     (428.0)     (340.6)
                                                              --------    --------    --------
  Gross profit..............................................      64.2         4.4        12.8
Special charges.............................................        --       (14.5)         --
Selling, general and administrative expenses................     (19.6)      (20.0)      (15.5)
                                                              --------    --------    --------
  Operating income (loss)...................................      44.6       (30.1)       (2.7)
Interest income.............................................       3.0         2.0         1.8
Interest expense............................................      (6.6)       (4.0)       (4.6)
Other income (expense)......................................       0.3        (0.2)         --
                                                              --------    --------    --------
  Income (loss) from continuing operations before income
    tax.....................................................      41.3       (32.3)       (5.5)
Income tax..................................................      (0.9)         --          --
                                                              --------    --------    --------
  Income (loss) from continuing operations..................      40.4       (32.3)       (5.5)
Extraordinary items.........................................       0.9         7.4          --
                                                              --------    --------    --------
  Income (loss) before gain from discontinued operations....      41.3       (24.9)       (5.5)
Gain from discontinued operations...........................      12.4          --          --
                                                              --------    --------    --------
  NET INCOME (LOSS).........................................  $   53.7    $  (24.9)   $   (5.5)
                                                              ========    ========    ========
PER COMMON SHARE--BASIC:
  Net income (loss) from continuing operations..............  $   1.88    $  (1.43)   $  (0.24)
  Extraordinary items.......................................      0.04        0.33          --
  Gain from discontinued operations.........................      0.58          --          --
                                                              --------    --------    --------
  NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS........  $   2.50    $  (1.10)   $  (0.24)
PER COMMON SHARE--DILUTED:
  Net income (loss) from continuing operations..............  $   1.83    $  (1.43)   $  (0.24)
  Extraordinary items.......................................      0.04        0.33          --
  Gain from discontinued operations.........................      0.57          --          --
                                                              --------    --------    --------
  NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS........  $   2.44    $  (1.10)   $  (0.24)
                                                              ========    ========    ========
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................................      21.5        22.5        22.5
  Diluted...................................................      22.1        22.5        22.5

                            See accompanying notes.

                          LONE STAR TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN MILLIONS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
CURRENT ASSETS:
  Cash and cash equivalents.................................   $ 20.9     $ 22.2
  Short-term investments....................................      3.1        1.2
  Accounts receivable, net..................................     36.3       56.1
  Current inventories, net..................................     88.9       88.9
  Other current assets......................................      3.7        3.7
                                                               ------     ------
TOTAL CURRENT ASSETS........................................    152.9      172.1
Marketable securities.......................................      9.0       15.4
Property, plant, and equipment, net.........................    157.8      149.5
Other noncurrent assets.....................................     16.1       14.1
                                                               ------     ------
TOTAL ASSETS................................................   $335.8     $351.1
                                                               ======     ======

                      LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Current installments on long-term debt....................   $   --     $  2.0
  Accounts payable..........................................     15.8       57.0
  Accrued liabilities.......................................     25.6       26.2
                                                               ------     ------
  TOTAL CURRENT LIABILITIES.................................     41.4       85.2
                                                               ------     ------
  Term loan.................................................       --        7.0
  Revolving credit facility.................................     46.0       21.0
  Postretirement benefit obligations........................     41.5       26.1
  Other noncurrent liabilities..............................     17.8       15.9
                                                               ------     ------
TOTAL LIABILITIES...........................................    146.7      155.2
                                                               ------     ------
Commitments and Contingencies (See Note J)..................       --         --
SHAREHOLDERS' EQUITY:
  Preferred stock, $1.00 par value (authorized: 10,000,000
    shares, issued: none)...................................       --         --
  Common stock, $1.00 par value (authorized: 80,000,000
    shares, issued: 23,061,864, 23,061,864, respectively)...     23.1       23.1
  Capital surplus...........................................    209.9      209.9
  Accumulated other comprehensive loss......................    (12.8)      (1.4)
  Accumulated deficit.......................................    (15.5)     (21.0)
  Treasury stock (566,116 and 462,991 common shares,
    respectively)...........................................    (15.6)     (14.7)
                                                               ------     ------
TOTAL SHAREHOLDERS' EQUITY..................................    189.1      195.9
                                                               ------     ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................   $335.8     $351.1
                                                               ======     ======

                            See accompanying notes.

                          LONE STAR TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN MILLIONS)

                                                                      ACCUMULATED
                                                                         OTHER       ACCUMULATED
                                     COMMON    CAPITAL    TREASURY   COMPREHENSIVE     INCOME
                                     STOCK     SURPLUS     STOCK     INCOME (LOSS)    (DEFICIT)     TOTAL
                                    --------   --------   --------   -------------   -----------   --------
BALANCE, DECEMBER 31, 1996........   $20.7      160.1       (0.9)         (6.8)          (44.3)     $128.8
Net income........................      --         --         --            --            53.7        53.7
Other comprehensive loss:
  Minimum pension liability
    adjustment....................      --         --         --          (2.9)             --        (2.9)
                                                                                                    ------
    Comprehensive income..........                                                                    50.8
Conversion of subordinated
  debentures......................     2.1       47.2         --            --              --        49.3
Treasury stock purchases..........      --         --      (14.1)           --              --       (14.1)
Employee benefit plan stock
  issuance........................     0.3        2.6         --            --              --         2.9
                                     -----      -----      -----         -----          ------      ------

BALANCE, DECEMBER 31, 1997........    23.1      209.9      (15.0)         (9.7)            9.4       217.7
Net loss..........................      --         --         --            --           (24.9)      (24.9)
Other comprehensive loss:
  Minimum pension liability
    adjustment....................      --         --         --          (3.1)             --        (3.1)
                                                                                                    ------
    Comprehensive loss............                                                                   (28.0)
Treasury stock purchases..........      --         --       (1.9)           --              --        (1.9)
Employee benefit plan stock
  issuance........................      --         --        1.3            --              --         1.3
                                     -----      -----      -----         -----          ------      ------

BALANCE, DECEMBER 31, 1998........    23.1      209.9      (15.6)        (12.8)          (15.5)      189.1
Net loss..........................      --         --         --            --            (5.5)       (5.5)
Other comprehensive income:
  Minimum pension liability
    adjustment....................      --         --         --          11.4              --        11.4
                                                                                                    ------
    Comprehensive income..........                                                                     5.9
Employee benefit plan stock
  issuance........................      --         --        0.9            --              --         0.9
                                     -----      -----      -----         -----          ------      ------

BALANCE, DECEMBER 31, 1999........   $23.1      209.9      (14.7)         (1.4)          (21.0)     $195.9
                                     -----      -----      -----         -----          ------      ------

                            See accompanying notes.

                          LONE STAR TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
BEGINNING CASH AND CASH EQUIVALENTS.........................   $ 27.3     $ 14.2     $ 20.9
                                                               ======     ======     ======
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................     53.7      (24.9)      (5.5)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
  Gain on sale of discontinued operations...................    (12.4)        --         --
  Depreciation and amortization.............................     14.3       15.8       16.7
  Extraordinary item--UMWA liability........................     (2.0)      (7.4)        --
  Special charges--write-down of assets.....................       --        8.1         --
  Accounts receivable, net..................................     (0.1)      43.8      (19.8)
  Current inventories, net..................................    (25.7)      13.2         --
  Accounts payable and accrued liabilities..................      6.9      (39.9)      41.8
  Other.....................................................     (8.8)      (0.1)      (5.1)
                                                               ------     ------     ------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...............     25.9        8.6       28.1
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (34.7)     (17.6)      (7.2)
  Short-term investments....................................     13.8        3.2        1.9
  Proceeds from sale of discontinued operations.............     12.4         --         --
  Marketable securities.....................................      0.8       10.0       (6.4)
  Proceeds from sale of assets..............................       --        0.1         --
                                                               ------     ------     ------
    NET CASH USED IN INVESTING ACTIVITIES...................     (7.7)      (4.3)     (11.7)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Initial borrowings under new revolving credit facility....     50.0         --       34.5
  Net borrowings (payments) under revolving credit
    facility................................................     (7.0)       3.0      (13.5)
  Net payments under old revolving credit facility..........    (37.8)        --      (46.0)
  Issuance of term note.....................................       --         --       10.0
  Term note repayment.......................................     (0.3)        --       (1.0)
  Treasury stock purchases..................................    (14.1)      (1.9)        --
  Acquisition of minority interest..........................    (25.0)        --         --
  Issuance of common stock..................................      2.9        1.3        0.9
                                                               ------     ------     ------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES........    (31.3)       2.4      (15.1)
                                                               ------     ------     ------
    Net increase (decrease) in cash and cash equivalents....    (13.1)       6.7        1.3
                                                               ------     ------     ------
    ENDING CASH AND CASH EQUIVALENTS........................   $ 14.2     $ 20.9     $ 22.2
                                                               ======     ======     ======

SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:
  Conversion of subordinated debentures to common stock.....   $ 50.0     $   --     $   --
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Interest paid.............................................   $  9.4     $  5.4     $  6.7
  Income taxes paid.........................................   $  1.3     $  0.3     $   --

                          LONE STAR TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Lone Star Technologies, Inc. (Lone Star) is a management and holding company that had one principal operating subsidiary, Lone Star Steel Company (Steel), at December 31, 1999. On January 3, 2000, Lone Star's new subsidiary, Fintube Technologies, Inc. (Fintube), acquired the assets of Fintube Limited Partnership (see subsequent events Note M) and became Lone Star's other principal operating subsidiary.

    Steel and Fintube together serve three business segments: oilfield products, specialty tubing products, and flat rolled steel and other tubular products and services. Oilfield products are comprised of casing, tubing and line pipe that are manufactured and marketed globally to the oil and gas drilling industry. Historically, Lone Star's specialty tubing products have included Drawn Over Mandrel tubing and as-welded tubing that are manufactured and marketed globally to automotive, fluid power and other markets for various mechanical applications. Following the Fintube acquisition, Lone Star's specialty tubing products now also include specialty finned tubular products used in a variety of heat recovery applications. Flat rolled steel and other tubular products and services are manufactured and provided to general industrial markets. Additional segment information is included in Note B to the consolidated financial statements.

    Lone Star's consolidated revenues are not seasonal. However, demand for Steel's oilfield products is subject to significant fluctuations due to the volatility of oil and gas prices and domestic drilling activity as well as other factors including competition from imports.

    Lone Star was incorporated in Delaware in 1986 and became the holding company of Steel, pursuant to Steel's merger with a wholly owned subsidiary of Lone Star.

ACCOUNTING POLICIES--NOTE A

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Lone Star and its subsidiaries. Intercompany transactions are eliminated in consolidation. Gain from discontinued operations in 1997 relates to the final settlement of the 1993 sale of American Federal Bank (AFB) (see Note K).

    CASH, INVESTMENTS, AND MARKETABLE SECURITIES. Lone Star's cash equivalents include highly liquid investments in a fund consisting of United States government and related agencies obligations with original maturities of less than three months. Short-term investments consist of United States government and related agencies debt obligations with maturities at purchase greater than three months and up to one year. Marketable securities consist of United States government and related agencies debt obligations with maturities at purchase greater than one year and up to two years. Lone Star's total cash equivalents, short-term investments and marketable securities, the weighted average maturity of which is less than one year, are classified as held-to-maturity because Lone Star has the intent and ability to hold them to maturity. At December 31, 1999, Lone Star's cash and cash equivalents, short-term investments, and marketable securities, which had a carrying amount that approximated market value, consisted of $38.8 million in United States government and related agencies obligations at amortized cost.

    INVENTORIES are stated at the lower of cost (principally on the last-in, first-out "LIFO" method of accounting) or market value and include raw materials, labor, and overhead.

    PROPERTY, PLANT, AND EQUIPMENT are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of depreciable assets. Long-lived assets including property, plant, and equipment are periodically evaluated to determine whether events or changes in circumstances have

                          LONE STAR TECHNOLOGIES, INC.

ACCOUNTING POLICIES--NOTE A (CONTINUED)
occurred that indicate the remaining asset balances may not be recoverable and an impairment loss should be recorded.

    INCOME TAXES. Lone Star files a consolidated federal income tax return. Lone Star utilizes an asset and liability approach for financial accounting and income tax reporting. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards and are adjusted whenever tax rates or other provisions of income tax statutes change.

    USE OF ESTIMATES. Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

CURRENT OPERATING ENVIRONMENT AND BUSINESS SEGMENTS--NOTE B

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                ($ IN MILLIONS; UNAUDITED)
OILFIELD PRODUCTS (See Note N with respect to the
  restatement of consolidated financial statements for the
  fourth quarter of 1999 and the year ended December 31,
  1999)
  Net revenues..............................................   $454.1     $255.6     $185.1
  Noncash portion of special charges........................       --        4.5         --
  Operating income (loss)...................................     36.1      (17.2)      (5.8)
  Identifiable assets.......................................    238.0      170.8      158.8
  Capital expenditures......................................     22.1        9.3        3.6
  Depreciation and amortization.............................      9.0        8.9        9.1

SPECIALTY TUBING PRODUCTS
  Net revenues..............................................   $129.0     $123.2     $120.5
  Noncash portion of special charges........................       --        3.1         --
  Operating income (loss)...................................     12.3       (4.6)      10.6
  Identifiable assets.......................................    103.4      110.9      127.4
  Capital expenditures......................................     12.2        8.1        3.6
  Depreciation and amortization.............................      4.6        6.0        6.6

FLAT ROLLED AND OTHER TUBULAR PRODUCTS
  Net revenues..............................................   $ 71.2     $ 53.6     $ 47.8
  Noncash portion of special charges........................       --        0.5         --
  Operating income (loss)...................................     (1.1)      (4.9)      (4.5)
  Identifiable assets.......................................     20.4       16.3       20.9
  Capital expenditures......................................      0.4        0.2         --
  Depreciation and amortization.............................      0.7        0.9        1.0

                          LONE STAR TECHNOLOGIES, INC.

CURRENT OPERATING ENVIRONMENT AND BUSINESS SEGMENTS--NOTE B (CONTINUED)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                ($ IN MILLIONS; UNAUDITED)
CORPORATE AND OTHER NON-SEGMENTS
  Net revenues..............................................   $   --     $   --     $   --
  Operating loss............................................     (2.7)      (3.4)      (3.0)
  Identifiable assets.......................................     44.0       37.8       44.0

CONSOLIDATED TOTALS FROM CONTINUING OPERATIONS (See Note N
  with respect to the restatement of the consolidated
  financial statements for the fourth quarter of 1999 and
  the year ended December 31, 1999)
  Net revenues..............................................   $654.3     $432.4     $353.4
  Operating income (loss)...................................     44.6      (30.1)      (2.7)
  Total assets..............................................    405.8      335.8      351.1
  Capital expenditures......................................     34.7       17.6        7.2
  Depreciation and amortization.............................     14.3       15.8       16.7

    Oilfield products are comprised of casing, tubing, and line pipe that are manufactured and marketed globally to the oil and gas drilling industry. Specialty tubing products consist of Drawn Over Mandrel tubing and as-welded tubing that are manufactured and marketed globally to automotive, fluid power, and other markets for various mechanical applications. Following the Fintube acquisition (see subsequent events Note M), Lone Star's specialty tubing products now also include specialty finned tubular products used in a variety of heat recovery applications. Flat rolled steel and other tubular products and services are manufactured and provided to general industrial markets.

    Sales of oilfield products are greatly impacted by the level of domestic oil and gas drilling, which in turn is primarily dependent on oil and natural gas prices. Because of the volatility of oil and gas prices and drilling activity as well as other factors, such as competition from foreign imports, demand for these steel products can be subject to significant fluctuations.

    At December 31, 1999, Steel's specialty tubing products segment included two product groups: Drawn Over Mandrel tubing and as-welded tubing. Specialty tubing consists of a wide array of high-quality, custom-made steel tubular products requiring critical tolerances, precise dimensional control, and special metallurgical properties. Specialty tubing is used in a wide range of industrial applications and, therefore, demand is sensitive to general economic conditions. The acquired operations of Fintube manufacture and market specialty tubing consisting of finned tubes used in a variety of heat recovery applications (see subsequent event Note M to the consolidated financial statements).

    Steel's participation in the flat rolled steel commodity market to some extent involves its excess capacity for flat rolled steel as related to the manufacture of its oilfield and specialty tubing products and certain cost considerations associated with its total manufacturing operations. Steel's flat rolled steel commodity market is generally concentrated in the Southwestern region of the United States. Flat rolled steel is sold in highly competitive markets, with price, quality, and availability primarily determining customer purchase decisions.

                          LONE STAR TECHNOLOGIES, INC.

CURRENT OPERATING ENVIRONMENT AND BUSINESS SEGMENTS--NOTE B (CONTINUED)
    The corporate segment is responsible for financial operations including investing and managing financial assets, financing of product purchases, shareholder relations, and assessing and evaluating strategic alternatives.

    Steel's primary manufacturing facilities are located in East Texas. Raw materials and supplies, principally steel slabs and steel coils used in the manufacture of Steel's products have historically been readily available from various competitive sources. The manufacture of Steel's products uses several common facilities and shares administrative support. Accordingly, the segment information contains certain costs and assets which are allocated and may not reflect each line of business as if it were operated separately. Fintube conducts its operations on several owned and leased facilities in the Tulsa, Oklahoma metropolitan area and in Pryor, Oklahoma. Fintube owns manufacturing facilities in Quebec, Canada and Veracruz, Mexico.

    Steel's principal market is domestic, although sales are also made into international markets. The majority of sales of tubular products occur through networks of sales distributors, although some tubular product sales and most flat rolled steel sales are made directly to end users. Sales to the largest oilfield products customer were $83.1 million or approximately 13% of net revenues in 1997, $29.9 million or 7% in 1998, and $28.1 million or 8% in 1999. Sales to another significant customer of flat rolled steel and other tubular products were $53.3 million or 8%, $43.3 million or 10%, and $36.4 million or 10% of net revenues for 1997, 1998, and 1999, respectively. Direct foreign revenues as a percent of total revenues were approximately 6% of the total in 1999.

    Of Steel's total active labor force, 69% are represented by three collective bargaining agreements. The majority of union workers are represented by the United Steelworkers of America under a contract signed in May 1997, which expires on May 31, 2001. The two other agreements expire in 2000. Fintube had 409 employees on December 31, 1999. Of these employees, 35 were members of two unions covering employees in Quebec, Canada and Veracruz, Mexico.

    For the year ended December 31, 1998, Lone Star had net sales of $432.4 million and an operating loss of $30.1 million. This compares to net sales of $353.4 million and an operating loss of $3.5 million for 1999. The most significant reason for the decline in revenue was the decrease in demand for oilfield products, which was driven by a 24% decrease in the average number of domestic rigs drilling for oil and natural gas during 1999. However, drilling activity accelerated in the second half of 1999 as oil and gas prices recovered and at year-end 771 rigs were active compared to 621 at the end of 1998. Consequently, Steel's open orders for OCTG at December 31, 1999, were up 75% from the prior year. The operating loss was significantly reduced principally due to 17% lower costs of goods sold per ton related to lower slab costs, reduced overall spending and increased productivity. However, uncertainty continues to exist regarding the future levels of oil and gas prices and related drilling activity. Therefore, no assurance can be given regarding the extent of future demand for Steel's OCTG products, or that profitability can be achieved until these markets improve.

    Steel and Fintube require capital primarily to fund general working capital needs and capital expenditures. Principal sources of funds include cash generated by operations, borrowings under Steel's and Fintube's revolving credit facilities (Note F) and from Lone Star. Steel and Fintube believe that operating cash flows and borrowing capacity under the revolving credit agreements will provide the liquidity necessary to fund cash requirements during 2000.

                          LONE STAR TECHNOLOGIES, INC.

CURRENT OPERATING ENVIRONMENT AND BUSINESS SEGMENTS--NOTE B (CONTINUED)
    Lone Star had no direct business operations other than Steel in 1999 (see subsequent events Note M) or significant sources of cash other than from short-term investments or the sale of securities. Lone Star is reimbursed by Steel for most of its operating costs as provided by its cost-sharing agreement with Steel. Under Steel's new revolving credit agreement, Lone Star's operating costs and Steel's portion of Lone Star's consolidated taxes are the only funds that can be distributed to Lone Star. Beginning in 2000 Fintube will pay Lone Star an overhead fee of $1.0 million per year, which is the maximum amount permitted by Fintube's loan agreements.

    Lone Star believes that reimbursements by Steel and Fintube for most of its operating costs and funds generated by cash and investments will be adequate to fund its cash requirements during 2000.

SPECIAL CHARGES (1998)--NOTE C

    In response to 1998 market conditions, Steel restructured and downsized its operations. Lower operating rates resulted in the need to reduce employment levels and initiate other actions. As a result, special charges of $14.5 million were recognized in the 1998 consolidated statement of operations, which included the following items in millions:

Write-down of property, plant, and equipment and related
  supplies to fair value....................................  $ 8.1
Renegotiated or cancelled contractual obligations...........    4.4
Employee severance cost.....................................    2.0
                                                              -----
    Total special charges...................................  $14.5

    Certain facilities permanently reduced or eliminated their operations, relying instead on alternative production or procurement methods. This included a reduction in the production level of the electric-arc furnace steelmaking facilities, with heavier reliance placed on purchased steel in coil and slab form. Additionally, some finishing processes and infrastructure utility services were permanently abandoned and completely replaced through outside procurement. These actions triggered an assessment of the recoverability of the asset carrying costs and the resulting recognition of an impairment loss. The determination of the impairment loss was based on an evaluation of future cash flows from operation of the steelmaking facilities and estimated salvage values of the steelmaking facilities and those facilities to be abandoned. The net book value of these assets, which included property, plant and equipment and related supplies inventory, totaled $12.6 million, of which $8.1 million was written down.

    Certain supplier contracts were also renegotiated or cancelled to accommodate the lower operating levels resulting in a loss accrual of $4.4 million at December 31, 1998.

    Steel terminated employees or identified certain positions for elimination as of December 31, 1998. Payments made to terminated employees were based on Steel's standard severance package. Approximately 200 employees, covered by the severance package, were ultimately terminated. Total employee

                          LONE STAR TECHNOLOGIES, INC.

SPECIAL CHARGES (1998)--NOTE C (CONTINUED) severance costs included in special charges totaled $2.0 million, of which $1.1 million was paid in 1998 and $0.9 million in 1999.

                                         BALANCE AT   CHARGED TO   CHARGED TO                      BALANCE AT
                                         BEGINNING    COSTS AND      OTHER                           END OF
                                         OF PERIOD     EXPENSES     ACCOUNTS       DEDUCTIONS(B)     PERIOD
                                         ----------   ----------   ----------      -------------   ----------
                                                                   ($ IN MILLIONS)
YEAR ENDED DECEMBER 31, 1998
Reserves for special charges(a)........     $ --          6.4           --              (1.1)         $5.3

YEAR ENDED DECEMBER 31, 1999
Reserves for special charges(a)........     $5.3           --           --              (5.3)           --

------------------------

(a) Does not include special charge associated with the write-down of property, plant, and equipment.

(b) Includes write-offs of accounts receivable and utilization of reserves for special charges.

                          LONE STAR TECHNOLOGIES, INC.

ADDITIONAL BALANCE SHEET INFORMATION--NOTE D

                                                              1998       1999
                                                            --------   --------
                                                              ($ IN MILLIONS)
INVENTORIES
  Finished goods..........................................  $  30.8    $  24.5
  Work in process.........................................     33.1       36.4
  Raw materials...........................................     29.2       30.4
  Materials, supplies, and other..........................     27.3       25.4
                                                            -------    -------
    Total inventories before LIFO valuation reserve.......    120.4      116.7
Reserve to reduce inventories to LIFO value...............    (23.5)     (20.8)
                                                            -------    -------
    Total inventories.....................................     96.9       95.9
Amount included in other noncurrent assets................     (8.0)      (7.0)
                                                            -------    -------
    Net current inventories...............................  $  88.9    $  88.9
                                                            =======    =======
PROPERTY, PLANT, AND EQUIPMENT
  Land and land improvements..............................  $  10.9    $  12.0
  Buildings, structures, and improvements.................      6.0        6.0
  Machinery and equipment.................................    297.9      305.2
  Construction in progress................................      7.5        6.3
                                                            -------    -------
    Total property, plant, and equipment..................    322.3      329.5
  Less accumulated depreciation and amortization..........   (164.5)    (180.0)
                                                            -------    -------
    Property, plant, and equipment, net...................  $ 157.8    $ 149.5
                                                            =======    =======
OTHER NONCURRENT ASSETS
Inventory (supplies and spare parts)......................  $   8.0    $   7.0
Other.....................................................      8.1        7.1
                                                            -------    -------
    Total other noncurrent assets.........................  $  16.1    $  14.1
                                                            =======    =======
ACCRUED LIABILITIES
  Accrued compensation....................................  $   5.9    $   7.4
  Property taxes..........................................      5.2        4.3
  Warranty reserves.......................................      2.0        2.5
  Environmental reserves..................................      0.5        0.5
  Pension obligations.....................................       --        4.9
  Supplier contract reserves..............................      4.3         --
  Other...................................................      7.7        6.6
                                                            -------    -------
    Total accrued liabilities.............................  $  25.6    $  26.2
                                                            =======    =======
OTHER NONCURRENT LIABILITIES
Environmental reserves....................................  $  10.9    $  10.7
Other.....................................................      6.9        5.2
                                                            -------    -------
    Total other noncurrent liabilities....................  $  17.8    $  15.9
                                                            =======    =======

    Accounts receivable is stated net of allowance for doubtful accounts of $1.4 million at December 31, 1998 and $1.3 million at December 31, 1999. Approximately $110.8 million and $108.2 million of total inventories before LIFO valuation reserves were accounted for on the LIFO basis at December 31, 1998

                          LONE STAR TECHNOLOGIES, INC.

ADDITIONAL BALANCE SHEET INFORMATION--NOTE D (CONTINUED) and 1999, respectively. During 1998 and 1999, Steel experienced a reduction of inventory which resulted in the depletion of previous inventory LIFO layers, the financial effect of which was not significant to net reported results of operations. Non-LIFO inventories are stated at the lower of average cost or market. The total inventories before LIFO valuation reserves approximates replacement cost of the inventories.

CHANGE IN COMMON SHARES OUTSTANDING--NOTE E

                                            ISSUED     TREASURY STOCK   OUTSTANDING
                                          ----------   --------------   -----------
Balance, December 31, 1997..............  23,059,864      (548,616)     22,511,248
  Employee benefit plans................       2,000        92,500          94,500
  Treasury share purchases..............          --      (110,000)       (110,000)
                                          ----------     ---------      ----------
Balance, December 31, 1998..............  23,061,864      (566,116)     22,495,748
                                          ----------     ---------      ----------
  Employee benefit plans................          --       103,125         103,125
                                          ----------     ---------      ----------
Balance, December 31, 1999..............  23,061,864      (462,991)     22,598,873
                                          ==========     =========      ==========

DEBT--NOTE F

    Aggregate maturities of long-term debt are as follows: 2,000, $2.0 million; 2001, $2.0 million; 2002, $23.0 million; 2003, $2.0 million; and 2004,
$1.0 million.

    On March 16, 1999, Steel refinanced the $100.0 million revolving credit facility that it had in place at year-end 1998 with a $90.0 million revolving line of credit and a three-year $10.0 million term loan. Under the new revolving credit facility, Steel can borrow an amount based on a percentage of eligible accounts receivable and inventories, reduced by outstanding letters of credit. At December 31, 1999, borrowings totaled $30.0 million including $9.0 million on the term loan with a remaining availability of $61.7 million. At Steel's option, the interest rate is the prime lending rate plus 1.0% or the LIBOR plus 3.0%. Steel pays a 0.375% per annum fee on the unused portion of the credit facility. The term loan is repayable in quarterly installments of $0.5 million, together with interest at the prime lending rate plus 1.5% or the LIBOR plus 3.5%. Steel's assets other than real estate secure these loans. In connection with Lone Star's purchase through its Fintube subsidiary of assets from Fintube Limited Partnership on January 3, 2000, Steel borrowed $20.0 million under its present credit facility to repay $20.0 million of its subordinated loan to Lone Star, Lone Star guaranteed $20.0 million of Steel's credit facility and Lone Star used the loan repayment to fund a portion of the purchase price payable in the Fintube acquisition. At January 3, 2000, borrowings by Steel totaled
$50.0 million, including the term loan, with a remaining availability of $41.7 million.

    On January 3, 2000, Lone Star's Fintube subsidiary entered into a new senior credit facility providing a $20.0 million revolving line of credit and a $39.0 million term loan used to pay part of the cash portion of the purchase price in its acquisition of substantially all of the assets of Fintube Limited Partnership. Under the revolving line of credit, Fintube can borrow an amount based on a percentage of eligible accounts receivable and eligible inventory, reduced by outstanding letters of credit. As of January 3, 2000, borrowings by the Fintube subsidiary totaled approximately $46.0 million, including the term loan, with a remaining availability, based on eligible accounts receivable and inventory on such date, of approximately $6.0 million.

                          LONE STAR TECHNOLOGIES, INC.

DEBT--NOTE F (CONTINUED)
    Steel's loan agreements at December 31, 1999 contain various restrictive covenants which require Steel to meet specified quarterly financial ratios, including cash flow and net worth measurements, all of which Steel met at December 31, 1999 and which Steel expects to meet during fiscal year 2000. Steel's ability to incur additional indebtedness and to pay cash dividends to Lone Star is also restricted under the agreements.

    During 1999, Steel entered into slab consignment and sales agreements with third parties. These inventory financing transactions have been accounted for as product financing arrangements. Inventory financed under these arrangements has been recorded as inventory by Steel. At December 31, 1999, there was $30.8 million included in accounts payable under these financing arrangements.

    The interest rates at December 31, 1999 were 10.0% for the term loan and 9.48% for the revolving line of credit.

NET EARNINGS PER SHARE--NOTE G

    Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock. The numbers of shares used to compute basic earnings per share in 1997, 1998, and 1999 were 21.5 million,
22.5 million, and 22.5 million, respectively. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and other dilutive securities. The numbers of shares used to compute diluted earnings per share in 1997, 1998, and 1999 were 22.1 million,
22.5 million, and 22.5 million, respectively. Dilutive securities (stock options) equivalent to 0.3 million shares of common stock were outstanding at December 31, 1999. These shares were not included in the computation of diluted earnings per share. Lone Star had losses in those periods and the effect of including the dilutive securities in earnings per share would have been anti-dilutive.

INCOME TAXES--NOTE H

    There was no current income tax expense in 1998 or 1999. Current income tax expense was recognized for federal alternative minimum taxes of $0.9 million in 1997. There was no deferred income tax expense or benefit for 1997, 1998, or 1999. A reconciliation of computed income taxes to actual income taxes follows:

                                                          1997       1998       1999
                                                        --------   --------   --------
                                                               ($ IN MILLIONS)
Income (loss) from continuing operations before income
  tax.................................................   $ 41.3     $(32.3)    $(5.5)
Statutory federal income tax rate.....................       35%        35%       35%
                                                         ======     ======     =====
Income tax (benefit) expense at statutory rate........     14.5      (11.3)     (1.9)
Net operating loss, benefit not recognized
  (benefit recognized)................................    (13.6)      11.3       1.9
                                                         ------     ------     -----
    Income taxes (federal alternative minimum tax)....   $  0.9     $   --     $  --
                                                         ======     ======     =====

                          LONE STAR TECHNOLOGIES, INC.

INCOME TAXES--NOTE H (CONTINUED)
    The following table discloses the components of the deferred tax amounts at December 31, 1998 and 1999:

                                                                1998       1999
                                                              --------   --------
                                                                ($ IN MILLIONS)
DEFERRED TAX ASSETS--temporary differences
  Postretirement benefit accruals...........................   $ 13.5     $ 10.3
  Environmental reserves....................................      4.0        3.9
  Other expense accruals and reserves.......................      7.1        5.9
  Inventories...............................................      6.0        5.3
  Other.....................................................      0.6        0.4
                                                               ------     ------
    Total deferred tax assets--temporary differences........     31.2       25.8
    Net operating loss carryforwards........................     86.0       91.8
    Alternative minimum tax credit carryforward.............      1.0        1.0
                                                               ------     ------
    Total deferred tax assets...............................    118.2      118.6

DEFERRED TAX LIABILITY--temporary difference for basis in
  and depreciation of property, plant, and equipment........    (33.3)     (34.9)
                                                               ------     ------
    Net deferred tax assets.................................     84.9       83.7
    Less valuation allowance................................    (84.9)     (83.7)
                                                               ------     ------
    NET DEFERRED TAX AMOUNT.................................   $   --     $   --
                                                               ======     ======

    At December 31, 1999, Lone Star had federal tax net operating loss carryforwards (NOLs) of approximately $261.6 million, a portion of which may be related to AFB and subject to an agreement with the Federal Deposit Insurance Corporation (FDIC) whereby Lone Star may be required to pay the FDIC for certain tax benefits. If not utilized, the NOLs will expire between years 2003 and 2014, and their future availability may be limited if Lone Star or a member of the consolidated group experiences an ownership change of more than 50 percentage points, as defined by IRS regulations. Lone Star's common stock is publicly traded, and management cannot assure that future trading will not result in an ownership change, as defined by IRS regulations, which would limit availability of the NOLs. Due to these uncertainties regarding possible utilization of NOLs and the sensitivity of Steel's income to the level of domestic drilling activity, valuation allowances were recorded to fully reserve the computed net deferred tax assets.

EMPLOYEE BENEFIT PLANS--NOTE I

    DEFINED CONTRIBUTION PLANS. Lone Star and Steel have defined contribution plans available to substantially all full-time employees under which participants can make voluntary pretax contributions. For nonbargaining unit employees, Lone Star and Steel make matching contributions within specified limits. Steel makes contributions at rates specified under collective agreements for its bargaining unit employees. Lone Star and Steel contributions totaled $1.5 million in 1997, $1.3 million in 1998, and $1.2 million in 1999. Fintube also has a defined contribution plan.

    STOCK OPTION PLAN. Lone Star has a long-term incentive plan which provides for the issuance of up to 2,700,000 shares of common stock to key employees and outside directors through the granting of incentive (the right to grant further incentive options expired in 1995) and nonqualified stock options, stock

                          LONE STAR TECHNOLOGIES, INC.

EMPLOYEE BENEFIT PLANS--NOTE I (CONTINUED) appreciation rights, restricted stock grants, and performance unit grants. The option price is the average of the high and low market price on the date of the grant. Options are generally exercisable for ten years with one-fourth of the shares becoming exercisable on the one-year anniversary of the grant date and an additional one-fourth becoming exercisable on the same anniversary date over the next three years. If the optionee's employment is terminated under certain circumstances after a change of control of Lone Star occurs before an option's fourth anniversary, the option may be exercised in full earlier. Also, accelerated vesting of options can occur upon death or retirement from employment of an option holder. Following is a summary of stock option activity during 1997, 1998, and 1999:

                                                                                              WEIGHTED
                                                                                               AVERAGE
                                                                                              EXERCISE
                                             SHARES UNDER OPTION       PRICE RANGE ($)        PRICE ($)
                                             -------------------   ------------------------   ---------
OUTSTANDING, DECEMBER 31, 1996.............         852,075         2.59       -      17.38      8.37
  Granted in 1997..........................         390,000        19.06       -      19.75     19.33
  Exercised in 1997........................        (316,200)        3.06       -      17.38      9.13
                                                  ---------        -----              -----     -----

OUTSTANDING, DECEMBER 31, 1997.............         925,875         2.59       -      19.75     12.73
  Granted in 1998..........................         257,500        22.56       -      31.28     24.68
  Exercised in 1998........................         (94,500)        3.06       -      19.75     13.41
  Cancelled in 1998........................         (27,000)        6.88       -      31.28     20.14
                                                  ---------        -----              -----     -----

OUTSTANDING, DECEMBER 31, 1998.............       1,061,875         2.59       -      31.28     16.46
  Granted in 1999..........................         424,375        13.00       -      16.75     13.57
  Exercised in 1999........................        (103,125)        3.06       -      19.75      8.80
  Cancelled in 1999........................         (75,000)       19.06       -      19.06     19.06
                                                  ---------        -----              -----     -----

OUTSTANDING, DECEMBER 31, 1999.............       1,308,125         2.59       -      31.28     15.98
                                                  =========        =====              =====     =====

    At December 31, 1999, 1,267,900 shares were available for grant and 564,375 shares were exercisable.

    The weighted average fair value per option granted in 1997, 1998, and 1999 was $9.72, $14.28, and $6.68, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1997, 1998, and 1999, respectively: risk-free interest rates of 6.36%, 5.60%, and 5.37%; volatility of 47.94%, 48.83%, and 48.53%; and expected lives of five years for all 1997, 1998, and 1999 option grants with payment of no dividends.

                          LONE STAR TECHNOLOGIES, INC.

EMPLOYEE BENEFIT PLANS--NOTE I (CONTINUED)
    Lone Star accounts for this plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with SFAS No. 123, net income and earnings per share would have been reduced to the following pro forma amounts:

                                                          1997       1998       1999
                                                        --------   --------   --------
Net income (loss)--as reported ($ in millions)........   $53.7      $(24.9)    $(5.5)
  --pro forma ($ in millions).........................   $52.6      $(27.0)    $(8.1)

Basic earnings per share--as reported.................   $2.50      $(1.10)    $(.24)
  --pro forma.........................................   $2.45      $(1.19)    $(.35)

Diluted earnings per share--as reported...............   $2.44      $(1.10)    $(.24)
  --pro forma.........................................   $2.39      $(1.19)    $(.35)

    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    DEFINED BENEFIT PENSION AND HEALTH CARE PLANS. Steel has three defined benefit pension plans covering a substantial portion of its bargaining unit employees. Retirement benefits are based on years of service at progressively increasing flat-rate amounts. A special initial lump-sum pension payment equal to 13 weeks of vacation pay is also paid following retirement. Steel funds the minimum required contributions each year as required by applicable regulations.

    During 1996, the largest of the three pension plans was amended so that new employees do not participate in the defined benefit plan. During 1998, the other two plans were similarly amended. New employees are eligible to participate in one of the defined contribution retirement plans, as are substantially all other employees. The amendments also provided for increased benefits to newly retiring plan participants.

    Steel also sponsors an unfunded defined benefit postretirement health care plan for eligible bargaining unit employees and a limited number of other retirees eligible under special early retirement programs. These health care plan benefits are limited to eligible retirees and their spouses until age 65, at which time coverage terminates. Certain other postretirement benefits, primarily life insurance, are also provided. The anticipated costs of these postretirement benefits are accrued over the employees' years of service.

                          LONE STAR TECHNOLOGIES, INC.

EMPLOYEE BENEFIT PLANS--NOTE I (CONTINUED)

    The measurement dates for determining the assets and obligations of these plans were November 30, 1997, 1998, and 1999. The following table sets forth the changes in the plans' benefit obligation and plan assets, the funded status amounts recognized in the consolidated balance sheets at December 31, 1997, 1998, and 1999:

                                                            PENSION BENEFITS                  OTHER BENEFITS
                                                     ------------------------------   ------------------------------
                                                       1997       1998       1999       1997       1998       1999
                                                     --------   --------   --------   --------   --------   --------
                                                                             ($ IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year............   $79.4       82.7       84.0      $11.9       12.3       13.9
  Service cost.....................................     0.9        0.9        1.0        0.5        0.5        0.6
  Interest cost....................................     5.5        5.4        5.3        0.9        0.8        0.9
  Plan participants' contributions.................      --         --         --        0.1         --         --
  Amendments.......................................      --        0.5         --         --         --         --
  Actuarial loss (gain)............................     3.5        1.2       (7.0)      (0.4)       1.2       (2.1)
  Benefits paid....................................    (6.6)      (6.7)      (6.5)      (0.7)      (0.9)      (0.7)
                                                      -----      -----      -----      -----      -----      -----
Benefit obligation at end of year..................   $82.7       84.0       76.8      $12.3       13.9       12.6
                                                      =====      =====      =====      =====      =====      =====
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year.....   $44.0       53.2       54.3      $  --         --         --
  Actual return on plan assets.....................     5.0        2.8        8.7         --         --         --
  Employer contributions...........................    10.8        5.0        2.1        0.6        0.9        0.7
  Plan participants' contributions.................      --         --         --        0.1         --         --
  Benefits paid....................................    (6.6)      (6.7)      (6.5)      (0.7)      (0.9)      (0.7)
                                                      -----      -----      -----      -----      -----      -----
Fair value of plan assets at end of year...........   $53.2       54.3       58.6      $  --         --         --
                                                      =====      =====      =====      =====      =====      =====
RECONCILIATION OF FUNDED STATUS
Unfunded status--obligation in excess of assets....   $29.5       29.7       18.2      $12.3       13.9       12.6
Unrecognized actuarial gain (loss).................   (10.7)     (13.7)      (2.1)       0.8       (0.3)       1.8
Unrecognized net obligation at January 1, 1986.....    (3.1)      (2.1)      (1.0)        --         --         --
Unrecognized prior service cost....................    (1.3)      (1.7)      (1.6)        --         --         --
                                                      -----      -----      -----      -----      -----      -----
  Net amount recognized............................   $14.4       12.2       13.5      $13.1       13.6       14.4
                                                      =====      =====      =====      =====      =====      =====
AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS
Postretirement benefit obligations--current........   $ 3.0         --        4.9      $ 0.8        1.0        0.9
Postretirement benefit obligations--noncurrent.....    25.5       28.9       12.6       12.3       12.6       13.5
Other noncurrent assets--intangible asset..........    (4.4)      (3.9)      (2.6)        --         --         --
Accumulated other comprehensive loss...............    (9.7)     (12.8)      (1.4)        --         --         --
                                                      -----      -----      -----      -----      -----      -----
  Net amount recognized............................   $14.4       12.2       13.5      $13.1       13.6       14.4
                                                      =====      =====      =====      =====      =====      =====

    In determining the benefit obligation, weighted average discount rates of 7.0%, 6.5%, and 7.5% were used for 1997, 1998, and 1999, respectively. Other assumptions utilized for all three years included a 9.0% expected long-term rate of return on plan assets and a 4.0% annual increase in the compensation rate.

                          LONE STAR TECHNOLOGIES, INC.

EMPLOYEE BENEFIT PLANS--NOTE I (CONTINUED)
    The pension plans' assets consist primarily of short-term money market investments, government and corporate obligations, real estate, and public market equity securities:

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The annual rate of increase in the per capita costs of covered health care benefits is assumed to decrease gradually from 8.0% to an ultimate trend rate of 6.0% by the year 2004. Increasing the assumed medical cost trend rates by one percentage point in each year would have resulted in a $1.1 million increase in the benefit obligation as of December 31, 1999 and a $0.2 million increase in the aggregate of the service cost and interest cost components of net periodic benefit expense for 1999. A 1.0% decrease in the assumed trend rates would have resulted in a $1.0 million decrease in the benefit obligation and a $0.2 million decrease in expense.

    Net periodic benefit expense for 1997, 1998, and 1999 included the following components:

                                               PENSION BENEFITS                  OTHER BENEFITS
                                        ------------------------------   ------------------------------
                                          1997       1998       1999       1997       1998       1999
                                        --------   --------   --------   --------   --------   --------
                                                                ($ IN MILLIONS)
Service cost..........................   $ 0.9        0.9        1.0       $0.5        0.5        0.6
Interest cost.........................     5.5        5.4        5.3        0.9        0.8        0.9
Expected return on plan asset.........    (3.6)      (4.7)      (4.6)        --         --         --
Amortization of net obligation at
  January 1, 1986.....................     1.0        1.0        1.0         --         --         --
Amortization of prior service cost....     0.1        0.1        0.2         --         --         --
Recognized net actuarial loss.........     0.1        0.1        0.5         --         --         --
                                         -----      -----      -----       ----       ----       ----
    Net periodic benefit expense......   $ 4.0        2.8        3.4       $1.4        1.3        1.5
                                         =====      =====      =====       ====       ====       ====

    PROFIT SHARING PLAN. Steel has a profit sharing plan for substantially all employees which provides for payment of a specified percentage of Steel's quarterly operating income and certain minimum payments to bargaining unit employees. Steel's payments to employees were $3.9 million, $1.5 million, and $0.7 million for 1997, 1998, and 1999, respectively.

COMMITMENTS AND CONTINGENCIES--NOTE J

    Steel has various commitments for the purchase of raw materials, certain tubular goods, supplies, services, and energy arising in the ordinary course of business. The majority of these commitments are for a period of less than one year.

    Steel's operations are subject to numerous environmental laws. The three major areas of regulation are air quality, water quality, and solid and hazardous waste management. The primary governmental oversight agencies include the Texas Natural Resource Conservation Commission and the Environmental Protection Agency. Steel has agreements with these agencies to conduct numerous environmental studies and to develop plans to ensure continuous compliance with applicable laws and regulations. Steel is engaged in various ongoing environmental studies, monitoring programs, and capital projects. Estimated expenditures for certain remediation programs are included in accrued liabilities and other noncurrent liabilities as shown in Note D and are computed on a non-discounted basis. Steel believes that its environmental expenditures will continue to fall within its contemplated operating and capital plans.

                          LONE STAR TECHNOLOGIES, INC.

COMMITMENTS AND CONTINGENCIES--NOTE J (CONTINUED)
    Steel leases equipment under various operating leases. Rental expense totaled $3.9 million, $3.7 million, and $3.6 million in 1997, 1998, and 1999, respectively. Future minimum lease payments under noncancellable operating leases are as follows: 2000, $1.6 million; 2001, $1.1 million; 2002, $1.0 million; 2003, $0.3 million; 2004, $0.3 million; and thereafter, $0.5 million.

    Lone Star and its subsidiaries are parties to a number of lawsuits and controversies which are not discussed herein. Management of Lone Star and its operating companies, based upon their analysis of known facts and circumstances and reports from legal counsel, does not believe that any such matter will have a material adverse effect on the results of operations or financial condition of Lone Star and its subsidiaries, taken as a whole.

EXTRAORDINARY ITEMS (1998, 1997) AND GAIN FROM DISCONTINUED OPERATIONS
(1997)--NOTE K

    During 1992, The Coal Industry Retiree Health Benefit Act of 1992 ("Act") created a benefit plan fund to provide medical and death benefits to certain United Mine Workers of America ("UMWA") retirees and eligible dependents. In 1993, Steel recorded a liability for the total estimated future payments related to this Act. During 1997, the estimated liability was adjusted downward, resulting in an extraordinary gain of $2.0 million. During 1998, as a result of a decision by the United States Supreme Court, Steel was relieved from making payments under the Act. Accordingly, the remaining UMWA liability was reversed in 1998, resulting in a $7.4 million extraordinary gain. In addition to the $2.0 million UMWA liability adjustment in 1997, an extraordinary loss of $1.1 million was recognized for the early prepayment fee in connection with the refinancing of Steel's revolving credit facility in 1997, resulting in a net extraordinary gain of $0.9 million for 1997. There were no income tax effects recognized for these extraordinary items.

    In November 1993, Lone Star sold the stock of AFB, one of its operating subsidiaries. The sale price was $155.7 million; of that, Lone Star received $135.7 million in cash on the sale date. Additional payments were received of $5.0 million in November 1994 and $12.4 million in August 1997, and recognized as gains from discontinued operations. There were no income tax effects recognized for these items.

                          LONE STAR TECHNOLOGIES, INC.

QUARTERLY FINANCIAL SUMMARY--NOTE L

                                                                      QUARTER
                                                     -----------------------------------------
                                                      FIRST      SECOND     THIRD      FOURTH    TOTAL YEAR
                                                     --------   --------   --------   --------   ----------
                                                             ($ IN MILLIONS, EXCEPT SHARE AMOUNTS;
                                                                  QUARTERLY AMOUNTS UNAUDITED)
1998
Net revenues.......................................   $151.0     $129.0     $ 88.9     $ 63.5      $432.4
Gross profit (loss)................................     15.4        7.7       (9.9)      (8.8)        4.4
Special charges....................................   $   --     $   --     $   --     $(14.5)     $(14.5)
Income (loss) from continuing operations...........      9.9        2.2      (15.6)     (28.8)      (32.3)
Extraordinary items................................       --         --         --        7.4         7.4
                                                      ------     ------     ------     ------      ------
Net income (loss)..................................   $  9.9     $  2.2     $(15.6)    $(21.4)     $(24.9)

PER COMMON SHARE--BASIC
Income (loss) from continuing operations...........   $ 0.44     $ 0.09     $(0.69)    $(1.28)     $(1.43)
Extraordinary items................................       --         --         --       0.33        0.33
Net income (loss) available to common
  shareholders.....................................   $ 0.44     $ 0.09     $(0.69)    $(0.95)     $(1.10)

PER COMMON SHARE--DILUTED
Income (loss) from continuing operations...........   $ 0.43     $ 0.09     $(0.69)    $(1.28)     $(1.10)
Extraordinary items................................       --         --         --       0.33        0.33
Net income (loss) available to common
  shareholders.....................................   $ 0.43     $ 0.09     $(0.69)    $(0.95)     $(1.10)
1999 (See Note N with respect to the restatement of
  the consolidated financial statements for the
  fourth quarter of 1999 and the year ended
  December 31, 1999)
Net revenues.......................................   $ 63.7     $ 77.2     $ 99.5     $113.0      $353.4
Gross profit (loss)................................     (2.2)      (0.5)       6.9        8.6        12.8
Net income (loss)..................................   $ (6.6)    $ (4.8)    $  2.0     $  3.9      $ (5.5)

PER COMMON SHARE--BASIC
Net income (loss) available to common
  shareholders.....................................   $(0.29)    $(0.21)    $ 0.09     $ 0.17      $(0.24)

PER COMMON SHARE--DILUTED
Net income (loss) available to common
  shareholders.....................................   $(0.29)    $(0.21)    $ 0.09     $ 0.17      $(0.24)

SUBSEQUENT EVENTS--NOTE M

    On January 3, 2000, Lone Star completed the purchase of the assets of Fintube Limited Partnership, a privately held, Tulsa-based manufacturer of finned tubes. The purchase price was approximately $85.0 million, which included the issuance of approximately 760,000 shares of Lone Star common stock valued at $20.0 million. The assets were purchased by Fintube Technologies, Inc. (Fintube), a new wholly owned subsidiary of Lone Star. While the new Fintube subsidiary assumed substantially all of the contractual obligations of Fintube Limited Partnership and its subsidiaries, certain liabilities were not assumed. The excluded liabilities included, among other things, the partnership's bank debt ($17.9 million as of December 31, 1999); Fintube's litigation; brokers', accounting and legal fees and expenses incurred by Fintube in connection with the sale of its assets to Lone Star; and various non-assumed pre-closing liabilities. Fintube also executed a new $59.0 million credit agreement with a bank group. The initial funding under the credit agreement was approximately $46.0 million with the balance available for working

                          LONE STAR TECHNOLOGIES, INC.

SUBSEQUENT EVENTS--NOTE M (CONTINUED)
capital and new capital investments subject to borrowing base limitations. The balance of the purchase price was provided by Lone Star from the repayment of intracompany debt by Steel using the proceeds of additional borrowings.

    Fintube manufactures and markets finned tubes used in a variety of heat recovery applications. Its customers include suppliers of heat recovery boiler sections used in gas-fired, combined cycle power generation plants. Fintube also designs and manufactures other products, such as boiler economizers, boiler tubing and enhanced-surface tubing.

    On March 8, 2000, Lone Star announced that it signed a definitive agreement to purchase the assets of Bellville Tube Corporation (Bellville), a privately held Houston-area based tubular goods manufacturer, for a cash purchase price of approximately $14.5 million. The acquisition is expected to close on or near March 31, 2000.

NOTE N--RESTATEMENT OF FINANCIAL STATEMENTS

    Subsequent to the issuance of the Company's Consolidated Financial Statements for the year ended December 31, 1999, it was determined that the remaining $0.8 million of Lone Star's reserve for an inventory purchase commitment should have been fully utilized in the fourth quarter of 1999. As a result, the accompanying consolidated financial statements as of December 31, 1999 and for the year then ended, present the restated results. A summary of the effect of the restatement is as follows (in millions, except per share data):

                                                        AS REPORTED   AS RESTATED
                                                        -----------   -----------
Revenues..............................................     $353.4        $353.4
Gross profit..........................................       12.0          12.8
SG&A..................................................      (15.5)        (15.5)
Operating Loss........................................       (3.5)         (2.7)
Other income/expense..................................       (2.8)         (2.8)
Net loss..............................................       (6.3)         (5.5)

Net loss per share--basic.............................      (0.28)        (0.24)
Net loss per share--diluted...........................      (0.28)        (0.24)

    In addition, the Company's as reported shareholder's equity, of $195.1 million, would be restated as $195.9 million.

                 LONE STAR TECHNOLOGIES, INC. AND SUBSIDIARIES

          SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT(1)

                             (PARENT COMPANY ONLY)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS,
                                                                    EXCEPT SHARE DATA)
CONDENSED STATEMENTS OF INCOME

General and administrative expenses.........................   $ (2.8)   $  (3.4)    $ (3.0)
Steel cost sharing..........................................      2.3        3.3        3.0
Equity in Steel's income (loss).............................     39.9      (28.0)      (9.4)
Interest income.............................................      2.9        1.7        1.7
Interest expense............................................     (2.7)        --         --
Other intercompany income from Steel........................      1.7        1.5        2.2
Gain on sale of discontinued operations.....................     12.4         --         --
                                                               ------    -------     ------
Net income (loss)...........................................     53.7      (24.9)      (5.5)
                                                               ======    =======     ======
Cash dividends received from Steel..........................   $   --    $    --     $   --
                                                               ======    =======     ======

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                                1998          1999
                                                              --------      --------
CONDENSED BALANCE SHEETS

Current assets:
  Cash and cash equivalents.................................   $ 20.2        $ 18.1
  Short-term investments....................................      3.1           1.2
  Due from Steel............................................     25.4          25.6
  Other current assets......................................      0.6           1.1
    Total current assets....................................     49.3          46.0
Investment in Steel.........................................    132.0         134.1
Marketable securities.......................................      9.0          15.4
Other noncurrent assets.....................................      4.2           3.9
Total assets................................................   $194.5        $198.6
Current liabilities:........................................   $  1.0        $  0.6
Other noncurrent liabilities................................      4.4           2.9
Total liabilities...........................................   $  5.4        $  3.5
Shareholders' equity:
  Preferred stock, $1.00 par value (authorized: 10,000,000
    shares, issued: none)
  Common stock, $1.00 par value (authorized: 80,000,000
    shares, issued: 23,061,864 and 23,061,864,
    respectively)...........................................     23.1          23.1
  Capital surplus...........................................    209.9         209.9
  Minimum pension liability adjustment......................    (12.8)         (1.4)
  Retained deficit..........................................    (15.5)        (21.0)
  Treasury stock (566,116 and 462,991 common shares,
    respectively, at cost)..................................    (15.6)        (14.7)
                                                               ------        ------
    Total shareholders' equity..............................    189.1         195.9
                                                               ======        ======
Total liabilities and shareholders' equity..................   $194.5        $198.6
                                                               ======        ======

                 LONE STAR TECHNOLOGIES, INC. AND SUBSIDIARIES

          SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT(1)

                             (PARENT COMPANY ONLY)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CONDENSED STATEMENTS OF CASH FLOWS

Net income (loss)...........................................   $53.7      $(24.9)    $ (5.5)
Undistributed equity in Steel's income (loss)...............   (39.9)       28.0        9.4
Gain on sale of discontinued operations.....................   (12.4)         --         --
Other.......................................................   (14.8)       (0.2)      (2.4)
  Net cash provided (used) by operating activities..........   (13.4)        2.9        1.5
  Net cash provided (used) by investing activities..........    27.0        13.2       (4.5)
  Net cash provided (used) by financing activities..........   (36.2)       (0.6)       0.9
    Net increase (decrease) in cash and cash equivalents....   (22.6)       15.5       (2.1)
Beginning cash and cash equivalents.........................    27.3         4.7       20.2
                                                               -----      ------     ------
Ending cash and cash equivalents............................   $ 4.7      $ 20.2     $ 18.1
                                                               =====      ======     ======

------------------------

(1) See Note N to the consolidated financial statements.

                          LONE STAR TECHNOLOGIES, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                       DECEMBER 31, 1997, 1998, AND 1999

                                ($ IN MILLIONS)

                                                                 ($ IN MILLIONS)
                                       BALANCE AT   CHARGED TO   CHARGED TO                      BALANCE AT
                                       BEGINNING    COSTS AND      OTHER                           END OF
DESCRIPTION                            OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS(B)        PERIOD
-----------                            ----------   ----------   ----------   -------------      ----------
YEAR ENDED DECEMBER 31, 1997
Allowance for doubtful accounts......     $1.4         $ --         $  --        $   --             $1.4

YEAR ENDED DECEMBER 31, 1998
Allowance for doubtful accounts......      1.4           --            --            --              1.4
Reserves for special charges (a) ....       --          6.4            --          (1.1)             5.3

YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts......      1.4           --            --          (0.1)             1.3
Reserves for special charges (a) ....     $5.3           --            --          (5.3)(c)           --

------------------------

(a) Does not include special charge associated with the write-down of property, plant, and equipment.

(b) Includes write-offs of accounts receivable and utilization of reserves for special charges.

(c) See Note N to the consolidated financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of Fintube Limited Partnership:

    We have audited the accompanying consolidated balance sheets of Fintube Limited Partnership (a Delaware Limited Partnership) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fintube Limited Partnership and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
    February 4, 2000

                          FINTUBE LIMITED PARTNERSHIP

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                     ASSETS

                                                                 1998          1999
                                                              -----------   -----------
CURRENT ASSETS:
  Cash......................................................  $   628,000   $   256,600
  Accounts receivable, net allowance for doubtful accounts
    of $152,461 in 1998 and $196,177 in 1999................   10,903,157    15,485,510
  Inventories...............................................    8,585,322    10,718,286
  Prepaid expenses..........................................       74,986       112,822
                                                              -----------   -----------
        Total current assets................................   20,191,465    26,573,218
                                                              -----------   -----------
PROPERTY, PLANT AND EQUIPMENT...............................   36,959,749    38,530,540
  Less--accumulated depreciation............................   15,615,646    17,126,282
                                                              -----------   -----------
                                                               21,344,103    21,404,258
                                                              -----------   -----------
OTHER ASSETS................................................      281,054     1,382,721
                                                              -----------   -----------
                                                              $41,816,622   $49,360,197
                                                              ===========   ===========

                           LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $        --   $17,871,191
  Accounts payable..........................................    2,945,979     3,893,928
  Accrued liabilities.......................................    2,120,887     5,905,367
                                                              -----------   -----------
        Total current liabilities...........................    5,066,866    27,670,486
                                                              -----------   -----------
LONG-TERM DEBT..............................................   18,225,853            --
                                                              -----------   -----------

COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL...........................................   20,592,124    23,757,932
  Less--notes receivable for purchase of Partnership
    interest................................................   (2,068,221)   (2,068,221)
                                                              -----------   -----------
NET PARTNERS' CAPITAL.......................................   18,523,903    21,689,711
                                                              -----------   -----------
                                                              $41,816,622   $49,360,197
                                                              ===========   ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                          FINTUBE LIMITED PARTNERSHIP

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                           1997          1998          1999
                                                        -----------   -----------   -----------
REVENUES..............................................  $56,972,650   $61,215,649   $80,743,647
COST OF SALES.........................................   45,665,484    45,621,021    53,847,666
                                                        -----------   -----------   -----------
        Gross profit..................................   11,307,166    15,594,628    26,895,981

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........   10,453,351     9,800,521    12,165,431
MANAGEMENT EQUITY PLAN EXPENSE........................           --            --     1,655,000
                                                        -----------   -----------   -----------
        Operating income..............................      853,815     5,794,107    13,075,550

INTEREST EXPENSE......................................    1,290,290     1,474,601     1,170,850
GAIN ON DISPOSAL OF FIRE DAMAGED ASSETS...............           --     1,743,270            --
OTHER INCOME..........................................      974,691       835,865     2,169,116
                                                        -----------   -----------   -----------
INCOME BEFORE TAX PROVISION...........................      538,216     6,898,641    14,073,816
TAX PROVISION.........................................      114,849       115,267       117,076
                                                        -----------   -----------   -----------
NET INCOME............................................  $   423,367   $ 6,783,374   $13,956,740
                                                        ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                          FINTUBE LIMITED PARTNERSHIP

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

PARTNERS' CAPITAL, December 31, 1996........................               $ 15,871,938
                                                                           ------------

COMPREHENSIVE INCOME:
  Net income for the year ended December 31, 1997...........  $  423,367
  Foreign translation adjustment............................     (98,509)
                                                              ----------

TOTAL COMPREHENSIVE INCOME..................................                    324,858

SALE OF PARTNERSHIP INTEREST................................                    350,000

DISTRIBUTIONS TO PARTNERS...................................                 (1,259,114)
                                                                           ------------

PARTNERS' CAPITAL, December 31, 1997........................                 15,287,682
                                                                           ------------

COMPREHENSIVE INCOME:
  Net income for the year ended December 31, 1998...........   6,783,374
  Foreign translation adjustment............................     (83,715)
                                                              ----------

TOTAL COMPREHENSIVE INCOME..................................                  6,699,659

DISTRIBUTIONS TO PARTNERS...................................                 (1,395,217)
                                                                           ------------

PARTNERS' CAPITAL, December 31, 1998........................                 20,592,124
                                                                           ------------

COMPREHENSIVE INCOME:
  Net income for year ended December 31, 1999...............  13,956,740
  Foreign translation adjustment............................      (6,946)
                                                              ----------

TOTAL COMPREHENSIVE INCOME..................................                 13,949,794

DISTRIBUTION TO PARTNERS....................................                (12,438,986)

MANAGEMENT EQUITY PLAN APPRECIATION.........................                  1,655,000
                                                                           ------------

PARTNERS' CAPITAL, December 31, 1999........................               $ 23,757,932
                                                                           ============

 The accompanying notes are an integral part of these consolidated statements.

                          FINTUBE LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        DECEMBER 31, 1997, 1998 AND 1999

                                                          1997           1998           1999
                                                      ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................  $    423,367   $  6,783,374   $ 13,956,740
                                                      ------------   ------------   ------------
  Adjustments to reconcile net income to net cash
    provided by operating activities-Depreciation...     2,079,268      2,492,897      2,901,948
    Amortization....................................       278,292        292,327        152,763
    Gain on disposition of fire damaged assets......            --     (1,743,270)            --
    Expenses reimbursed from fire...................            --       (397,759)            --
    (Gain) loss on disposal of assets...............        11,224         (5,154)        50,756
    Foreign currency exchange gains.................       (98,509)       (83,715)        (6,946)
    Management equity plan appreciation.............                           --      1,655,000
    Change in assets and liabilities--(Increase)
      decrease in accounts receivable...............     1,214,880      1,215,983     (4,582,353)
      (Increase) decrease in inventories............    (3,227,038)       474,420     (2,132,964)
      (Increase) decrease in prepaid expenses.......      (411,612)       617,019        (37,836)
      Increase in other assets......................       (82,344)      (169,899)    (1,254,430)
      Increase in accounts payable..................       577,057        254,829        947,949
      Increase (decrease) in accrued liabilities....       846,274     (2,326,155)     3,784,480
                                                      ------------   ------------   ------------
        Net cash provided by operating activities...     1,610,859      7,404,897     15,435,107
                                                      ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..............................    (6,238,309)    (5,838,638)    (3,178,762)
  Proceeds from insurance company...................            --      2,891,296             --
  Proceeds from sales of property...................       171,038             --        165,903
  Patent expenditure................................       (43,622)            --             --
                                                      ------------   ------------   ------------
        Net cash used in investing activities.......    (6,110,893)    (2,947,342)    (3,012,859)
                                                      ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt......................    53,257,361     26,862,985     40,136,901
  Repayment of long-term debt.......................   (46,373,146)   (29,913,000)   (40,491,563)
  Distributions to partners.........................    (2,159,114)    (1,395,217)   (12,438,986)
                                                      ------------   ------------   ------------
        Net cash used in financing activities.......     4,725,101     (4,445,232)   (12,793,648)
                                                      ------------   ------------   ------------
NET (DECREASE) INCREASE IN CASH.....................       225,067         12,323       (371,400)
CASH AT BEGINNING OF YEAR...........................       390,610        615,677        628,000
                                                      ------------   ------------   ------------
CASH AT END OF YEAR.................................  $    615,677   $    628,000   $    256,600
                                                      ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for interest............  $  1,290,290   $  1,474,601   $  1,090,003
                                                      ============   ============   ============

 The accompanying notes are an integral part of these consolidated statements.

                          FINTUBE LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1998 AND 1999

1. OPERATIONS AND ORGANIZATION:

FORMATION

    Fintube Limited Partnership (the Partnership) is a limited partnership organized on July 19, 1991, under the Delaware Revised Uniform Limited Partnership Act. The Partnership's wholly-owned subsidiaries include TEKtube, Kentube Engineered Products and Aletas y Birlos, S.A. de C.V. (AYB), a Mexican entity. The General Partner is Division Fintube Corporation (DFC), an Oklahoma corporation. DFC is also the Class B Limited Partner. In addition, the Partnership owns 99 percent of Fintube Properties, LLC.

    The Partnership has operations in Oklahoma, Mexico and Canada. Primary operations include the application of fins and studs to tubes and the manufacturing of heat economizers and retromizers. The manufacturing operations are internally supported by a steel coil slitting division and a tube mill. Principal markets are throughout the United States, Asia and South America. In 1997, 1998 and 1999, significant sales of manufacturing equipment were made and the Partnership expects to make similar sales in future years.

SHARING RATIOS

    Under the Limited Partnership Agreement, net income and net loss are allocated as follows:

    1) For each fiscal year in which the Partnership has net income, a preferred return will first be made to the Class B Limited Partner in an amount equal to the interest rate applicable to the revolving line of credit multiplied by the average daily Class B Limited Partner capital account. The remaining net income will be allocated to the General Partner and the Class A Limited Partners on a pro-rata basis based on their respective capital accounts.

    2) For each fiscal year in which the Partnership has a net loss, it will be allocated to the General Partner and the Class A Limited Partners on a pro-rata basis based on their respective capital accounts. In no event shall the allocation of a net loss create or increase a negative capital account for any Limited Partner.

DISTRIBUTION PREFERENCE

    The Class B Limited Partner has a preferred distribution right of $2,800,000, $1,800,000 and $0 at December 31, 1997, 1998 and 1999, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES:

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market and consisted of the following at December 31:

                                                         1998         1999
                                                      ----------   -----------
Raw materials.......................................  $5,853,752   $ 6,295,398
Work in process.....................................   1,586,032     4,169,198
Finished goods......................................   1,145,538       253,690
                                                      ----------   -----------
                                                      $8,585,322   $10,718,286
                                                      ==========   ===========

                          FINTUBE LIMITED PARTNERSHIP

                        DECEMBER 31, 1997, 1998 AND 1999

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost and are depreciated on either a straight-line or accelerated basis over the estimated useful lives (5-20 years) of the assets. Maintenance, repairs and betterments, including replacement of minor items of physical properties are charged to expense. Major additions to physical properties are capitalized. The cost of the assets retired or sold is credited to the asset accounts and the related accumulated depreciation is charged to the accumulated depreciation accounts. The gain or loss from sale or retirement of property, if any, is included in the consolidated statement of income. Property, plant and equipment consisted of the following at December 31:

                                                        1998          1999
                                                     -----------   -----------
Land and land improvements.........................  $ 1,222,274   $ 1,222,274
Buildings..........................................    7,944,286     7,630,398
Machinery and equipment............................   22,548,827    24,126,385
Furniture and fixtures.............................    2,633,760     4,542,288
Construction in progress...........................    2,610,602     1,009,195
                                                     -----------   -----------
                                                     $36,959,749   $38,530,540
                                                     ===========   ===========

ACCRUED LIABILITIES

    Accrued liabilities consisted of the following at December 31:

                                                          1998         1999
                                                       ----------   ----------
Unvouchered accounts payable.........................  $  255,082   $1,423,738
Customer deposits....................................     116,093    1,419,613
Accrued payroll and employee benefits................   1,045,799    1,331,435
Accrued bonuses......................................     216,750      940,000
Other accrued liabilities............................     487,163      790,581
                                                       ----------   ----------
                                                       $2,120,887   $5,905,367
                                                       ==========   ==========

REVENUE RECOGNITION

    The Partnership recognizes revenue upon shipment.

WARRANTY

    The Partnership maintains a reserve for potential warranty claims based on known conditions. Generally, the warranty period on all products is one to two years and is limited to the replacement cost of the product.

ROYALTIES

    The Partnership has four royalty agreements under which income is received based on a percentage of the net selling price, as defined in the agreements, of products manufactured under the agreements.

                          FINTUBE LIMITED PARTNERSHIP

                        DECEMBER 31, 1997, 1998 AND 1999

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INCOME TAXES

    The Partnership is not a taxable entity for federal and state income tax purposes. As a partnership, the taxable income of the Partnership is included in the taxable income of its partners. During 1997, 1998 and 1999, taxes of $114,849, $115,267 and $117,076, respectively, were paid by the Partnership on behalf of its Mexican subsidiary, AYB.

CONSOLIDATION

    All significant intercompany accounts and transactions between the Partnership and its subsidiaries have been eliminated.

FOREIGN CURRENCY TRANSLATION

    Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated to United States dollars at the current exchange rate. Income and expense accounts are translated using the weighted average exchange rate for the period. Adjustments arising from translation of foreign financial statements are reflected in a cumulative translation adjustment account in the partners' capital section of the consolidated balance sheets. Transaction gains and losses are included in net income.

COMPREHENSIVE INCOME

    The Partnership applies Statement of Financial Accounting Standards
No. 130, (SFAS 130), "Reporting Comprehensive Income." SFAS 130 requires reporting of all nonowner changes in equity in a financial statement of the period for which they are recognized. The Partnership discloses comprehensive income, which consists of the foreign translation adjustment, in the consolidated statements of partners' capital.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVOLUNTARY CONVERSION OF NONMONETARY ASSETS:

    On January 27, 1998, the Partnership suffered a structural fire at one of its manufacturing facilities. The fire caused approximately $3.2 million in damage to property, plant, equipment and inventory. Proceeds received from the insurance carrier resulted in a gain of approximately $1.7 million. In addition, the fire and subsequent building and equipment repairs affected production capacity, resulting in an operating variance for 1998.

                          FINTUBE LIMITED PARTNERSHIP

                        DECEMBER 31, 1997, 1998 AND 1999

4. LONG-TERM DEBT:

    Long-term debt consisted of the following at December 31:

                                                        1998          1999
                                                     -----------   -----------
Revolving line of credit, interest payable monthly
  at LIBOR plus 1.35% (6.69688% at December 31,
  1999)............................................  $ 7,099,383   $ 3,347,783
Bank term loan, payable in varying annual amounts,
  interest at LIBOR plus 1.35% (6.69688% at
  December 31, 1999)...............................    9,500,000    13,170,313
Industrial revenue bond, monthly payments of
  $22,500 plus interest at 82% of Wall Street
  Journal prime (6.97% at December 31, 1999),
  maturing in April 2006...........................    1,626,470     1,353,095
                                                     -----------   -----------
                                                     $18,225,853   $17,871,191
                                                     ===========   ===========

    All debt of the Partnership was repaid in conjunction with the purchase of the Partnership's assets on January 1, 2000 (see Note 8).

5. COMMITMENTS AND CONTINGENCIES:

PARTNERS' INCOME TAX PAYMENTS

    The Partnership Agreement provides for quarterly distributions on or before January 10, April 10, June 10 and September 10 to all partners in an amount sufficient to pay all federal, state and local income tax liabilities resulting from allocation of income.

ROLLUP TRANSACTION

    The Class A Limited Partners have the option to initiate a tax-free rollup transaction in which all partners would exchange their partnership interest for an equivalent equity interest in a new corporation.

CLAIMS AND LITIGATION

    The Partnership is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of the facts, management believes the resolution of claims and pending litigation will not have a material adverse effect on the Partnership's consolidated financial statements.

6. MANAGEMENT INVESTMENT IN PARTNERSHIP:

    Certain key management personnel have purchased interests in the Partnership under the provisions of a Management Equity Participation Plan. Purchases prior to 1997 were financed through notes payable to the Partnership due in 2000 with interest payable annually at the lesser of a bank's prime rate or 10%. Effective January 1, 1997, two notes totaling $350,000 were issued for Partnership interests. The new notes payable to the Partnership are due in 2006 with interest payable at the lesser of a bank's prime rate or 10%. The notes are deducted from the partnership capital in the consolidated balance sheets. Notes payable to the Partnership at December 31, 1998 and 1999, totaled $2,068,221. The Partnership applies variable

                          FINTUBE LIMITED PARTNERSHIP

                        DECEMBER 31, 1997, 1998 AND 1999

6. MANAGEMENT INVESTMENT IN PARTNERSHIP: (CONTINUED) accounting to the plan. Compensation expense of $0, $0 and $1,841,000 was recorded for the years ended December 31, 1997, 1998 and 1999, respectively.

    Throughout the term of the notes, the Partnership is obligated to repurchase the interest of a participant in the event of death, termination or withdrawal at a price based on the participant's purchase price or the valuation formula provided in the agreement with the participant.

7. RETIREMENT SAVINGS PLAN:

    The Partnership sponsors a defined contribution benefit plan. The Partnership may, on a discretionary basis, make contributions to the plan. In 1997, 1998 and 1999, Partnership contributions to the plan were approximately $180,000, $165,000 and $0, respectively.

8. SUBSEQUENT EVENT:

    Effective January 1, 2000, a subsidiary of Lone Star Technologies, Inc. purchased substantially all of the assets of the Partnership and its subsidiaries for a base purchase price of $82.0 million plus a $2.5 million adjustment for working capital. Of the purchase price, $20.0 million was paid through the issuance of 760,237 shares of Lone Star common stock directly to the selling partners. Promissory notes receivable from the Management Equity Participation Plan of approximately $2.0 million were excluded from the transaction. The Partnership's bank debt ($17.0 million as of January 3, 2000), litigation and expenses incurred in conjunction with the sale of the Partnership's assets to Lone Star, among other things, were excluded from the transaction.

DESCRIPTION OF BACK COVER:

    The standard text at the top of the back cover reads, "Our products are depended on around the world." Directly below this phrase is a cluster of various tubular products consisting of a single line pipe, a single precision mechanical tubular, a single threaded casing, a single finned tubular, and a single Bellville production tube. The standard text located directly below the picture of the cluster of tubulars and superimposed on a flat picture of the continents of the world reads, "Lone Star products have been consumed in more than 70 countries around the world. For nearly 50 years, we have produced oil country tubular goods and line pipe from our ideally located production facilities in Lone Star, Texas--within 750 miles of over three-fourths of the oil and gas wells drilled in the United States. We recently complemented this manufacturing capacity with our acquisition of Bellville Tube Corporation, a Houston area manufacturer of high-quality, low-cost tubing and line pipe. In addition to our strong position in the Gulf of Mexico, our oilfield products have been used in offshore applications throughout the world, including the North Sea, China, Nigeria, Thailand, Vietnam, Gabon, Brazil and Indonesia. We are the leading manufacturer of speciality tubing products used in power technology and services, automotive, construction, agricultural and industrial applications. Our Fintube operating company has the majority of the domestic manufacturing capacity for finned tubes and licenses its manufacturing technology in Japan, Korea, Italy and India."
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,750,000 SHARES

                      [LONE STAR TECHNOLOGIES, INC. LOGO]

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                             ---------------------

BEAR, STEARNS & CO. INC.

      BANC OF AMERICA SECURITIES LLC

               DAIN RAUSCHER WESSELS

                      THE ROBINSON-HUMPHREY COMPANY

                                 July   , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Except for the Securities and Exchange Commission registration fee, all expenses are estimated. All such expenses will be paid by the Registrant.


Securities and Exchange Commission registration fee.........  $ 50,806
NASD filing fee.............................................  $ 19,745
New York Stock Exchange fee.................................  $ 17,500
Accounting fees and expenses................................  $ 90,000*
Legal fees and expenses.....................................  $125,000*
Printing and engraving expense..............................  $200,000*
Miscellaneous...............................................  $ 21,949*
                                                              --------
    Total...................................................  $525,000
                                                              ========

------------------------

*   Estimate

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), Registrant's Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, limits the personal liability of members of its Board of Directors to Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to a total of $25,000. Such provision does not eliminate or limit the liability of a director for (1) any breach of a director's duty of loyalty to Registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL) or (4) any transaction from which the director derived an improper personal benefit.

    Under Section 145 of the DGCL, the Registrant has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

    In the case of an action by or in the right of the Registrant, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the DGCL further provides that to the extent a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred in connection therewith.

    The Registrant also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred in that person's capacity as a director, officer, employee or agent of the corporation, or arising out of that person's status as such, whether or not the corporation would have the power to indemnify against the liability.

    The certificate of incorporation and bylaws provide that the Registrant will indemnify its officers and directors and former officers and directors against any expenses, liability or loss reasonably incurred or suffered by such persons as a result of having acted as an officer or director of the Registrant, or, at the request of the Registrant, as an officer, director, agent or employee of another business entity. The certificate of incorporation and bylaws further provide that the Registrant may, by action of its Board of Directors, provide indemnification to employees and agents of the Registrant with the same scope and effect as the indemnification of directors and officers.

ITEM 16.  EXHIBITS.

    The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement.

ITEM 17.  UNDERTAKINGS.

    (B) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (H) REQUEST FOR ACCELERATION OF EFFECTIVE DATE.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

    (I) REGISTRATION STATEMENT PERMITTED BY RULE 430A.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 10, 2000.

                                                       LONE STAR TECHNOLOGIES, INC.
                                                       (REGISTRANT)

                                                       By:               /s/ RHYS J. BEST
                                                            -----------------------------------------
                                                                           Rhys J. Best
                                                              CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE
                                                                      OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Rhys J. Best, Robert F. Spears and Charles J. Keszler, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      NAME                                       TITLE                       DATE
                      ----                                       -----                       ----
                                                  Chairman of the Board, Chief
                /s/ RHYS J. BEST                    Executive Officer and President
     --------------------------------------         (principal executive officer) and   July 10, 2000
                  Rhys J. Best                      Director

             /s/ CHARLES J. KESZLER               Vice President--Finance and
     --------------------------------------         Treasurer (principal financial and  July 10, 2000
               Charles J. Keszler                   accounting officer)

            /s/ CHARLES L. BLACKBURN
     --------------------------------------       Director                              July 10, 2000
              Charles L. Blackburn

           /s/ FREDERICK B. HEGI, JR.
     --------------------------------------       Director                              July 10, 2000
             Frederick B. Hegi, Jr.

             /s/ JAMES E. MCCORMICK
     --------------------------------------       Director                              July 10, 2000
               James E. McCormick

                      NAME                                       TITLE                       DATE
                      ----                                       -----                       ----
              /s/ M. JOSEPH MCHUGH
     --------------------------------------       Director                              July 10, 2000
                M. Joseph McHugh

              /s/ THOMAS M. MERCER
     --------------------------------------       Director                              July 10, 2000
             Thomas M. Mercer, Jr.

             /s/ ALFRED M. MICALLEF
     --------------------------------------       Director                              July 10, 2000
               Alfred M. Micallef

               /s/ JERRY E. RYAN
     --------------------------------------       Director                              July 10, 2000
                 Jerry E. Ryan

                               INDEX TO EXHIBITS

           EXHIBIT
           NUMBER                              DESCRIPTION OF EXHIBIT
    ---------------------                      ----------------------
            1.1*            Form of Underwriting Agreement.

            2.1             Agreement and Plan of Merger dated March 6, 1986, among Lone
                              Star Steel Company, a Texas corporation, Lone Star
                              Technologies, Inc., a Delaware corporation, and Lone Star
                              Steel Company Merging Corporation, a Delaware corporation
                              (incorporated by reference to Exhibit II to Form S-4
                              Registration Statement of Lone Star as filed on April 4,
                              1986, File No. 33-4581).

            4.1             Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3(a) to Form S-4 Registration
                              Statement of Lone Star as filed on April 4, 1986, File
                              No. 33-4581).

            4.2             Certificate of Amendment to Certificate of Incorporation
                              dated September 30, 1986 (incorporated by reference to
                              Exhibit 3.2 to Form S-3 Registration Statement of Lone
                              Star as filed on February 4, 2000, File No. 333-96207).

            4.3             Certificate of Amendment to Certificate of Incorporation
                              dated May 20, 1998 (incorporated by reference to
                              Exhibit 3.3 to Form 10-Q of Lone Star for the quarter
                              ended June 30, 1998).

            4.4             By-Laws as adopted March 6, 1986, as amended by amendments effective September 30, 1986 and March 15, 1990
                              (incorporated by reference to Exhibit 3.5 to Form S-3
                              Registration Statement of Lone Star as filed on
                              February 4, 2000, File No. 333-96207).

            4.5             Stock Registration Agreement dated January 1, 2000 among
                              Lone Star Technologies, Inc., Fintube Limited
                              Partnership, Yorktown Energy Partners, Brown University
                              Third Century Fund, Warburg, Dillon, Reed, L.L.C. and
                              Ticonderoga Partners and the stockholders named therein
                              (incorporated by reference to Exhibit 4.1 to Form S-3
                              Registration Statement of Lone Star as filed on
                              February 4, 2000, File No. 333-96207).

            5.1*            Opinion of Thompson & Knight L.L.P.

           23.1*            Consent of counsel (included in its opinion filed as
                              Exhibit 5.1).

           23.2*            Consent of independent accountants.

           23.3*            Consent of independent accountants.

           23.4*            Consent of independent accountants.

          24*               Power of Attorney (a power of attorney pursuant to which
                              amendments to this Registration Statement may be filed is
                              included on the signature page hereof).

------------------------

*   Filed herewith.